AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON July 29, 2021

THIS DRAFT REGISTRATION STATEMENT HAS NOT BEEN PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND ALL INFORMATION HEREIN REMAINS STRICTLY CONFIDENTIAL.

Registration Statement No. 333-________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HUMBL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	5500	91-2048019
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

600 B Street

Suite 300

San Diego, California 92101

(786) 738-9012

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Foote, CEO

600 B Street

San Diego, California 92101

(786) 738-9012

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ernest M. Stern, Esq.
Culhane Meadows PLLC

1101 Pennsylvania Avenue, N.W.
Suite 300

Washington, D.C. 20004

(301) 910-2030

Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[X]	Smaller reporting company	[X]

		Emerging growth company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Shares of Common Stock, $0.00001 par value, issuable to Brighton Capital Partners, LLC under an Equity Financing Agreement[3]	67,333,333	$0.94	$63,293,333	$6,905.30
Shares of Common Stock, $0.00001 par value, underlying a convertible note issued to Brighton Capital Partners, LLC[4]	5,000,000	$0.94	$4,700,000	$512.77
Shares of Common Stock, $0.00001 par value, issuable to Charger Corporation upon exercise of Warrant[5]	1,000,000	$0.94	$940,000	$102.55
Shares of Common Stock, $0.00001 par value, issuable to Forwardly, Inc. upon exercise of Warrant[6]	1,000,000	$0.94	$940,000	$102.55
Shares of Common Stock, $0.00001 par value, issuable to Archumbl Pty Ltd upon exercise of Warrant[7]	12,500,000	$0.94	$11,750,000	$1,281.93
Shares of Common Stock, $0.00001 par value per share, issuable to Kevin Levine upon exercise of Warrant[8]	112,500	$0.94	$105,750	$11.54
Shares of Common Stock, $0.00001 par value per share, issuable to Judith Levine upon exercise of Warrant[9]	112,500	$0.94	$105,750	$11.54
Shares of Common Stock, $0.00001 par value, issued to HUMBL CL SpA pursuant to a Securities Purchase Agreement[10]	437,500	$0.94	$411,250	$44.87
Shares of Common Stock, $0.00001 par value, issuable to The Strider Lir Trust upon exercise of Warrant[11]	660,000	$0.94	$620,400	$67.68
Shares of Common Stock, $0.00001 par value, issuable to Scottish Isles Investing, LLC upon exercise of Warrant[12]	90,000	$0.94	$84,600	$9.23
Shares of Common Stock, $0.00001 par value, issuable to Maize and Gray, LLC upon exercise of Warrant[13]	825,000	$0.94	$775,500	$84.61
Shares of Common Stock, $0.00001 par value, issuable to Archura Capital Pty Ltd pursuant to a Convertible Promissory Note[14]	1,500,000	$0.94	$1,410,000	$153.83
Shares of Common Stock, $0.00001 par value, issuable to KWP 50, LLC upon exercise of Warrant[15]	975,000	$0.94	$916,500	$99.99
Shares of Common Stock, $0.00001 par value, issuable to North Falls Investments, L.P. upon exercise of Warrant[16]	300,000	$0.94	$282,000	$30.77
Shares of Common Stock, $0.00001 par value, issuable to CMP76, LLC upon exercise of Warrant[17]	150,000	$0.94	$141,000	$15.38
Shares of Common Stock, $0.00001 par value, issuable to Murtaugh Group LLC upon exercise of Warrant[18]	750,000	$0.94	$705,000	$76.92
Shares of Common Stock, $0.00001 par value per share, issuable to Infinity Block Investments LLC upon exercise of Warrant[19]	750,000	$0.94	$705,000	$76.92
Shares of Common Stock, $0.00001 par value issued to Javier Gonzalez pursuant to an Agreement and Plan of Merger[20]	4,672,897	$0.94	$4,392,523	$479.22
Shares of Common Stock, par value $0.00001 issued to Juan Luis Gonzalez pursuant to an Agreement and Plan of Merge[21]	4,672,897	$0.94	$4,392.523	$479.22
Shares of Common Stock, $0.00001 par value, issued to Red Rock Development Group, LLC pursuant to a Development Shares pursuant to a Development Services Agreement[22]	3,000,000	$0.94	$2,820,000	$307.66

TOTAL	105,841,627	$0.94	$99,491,129	$10,854.48

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3)	These shares are issuable pursuant to an Equity Financing Agreement between the registrant and Brighton Capital Partners, LLC on April 14, 2021.

(4)

These shares are issuable pursuant to a Convertible Promissory Note issued by the registrant in favor of Brighton Capital Partners, LLC in the original principal amount of $3,300,000 on April 14, 2021.

(5)

In accordance with Rule 457(g) under the Securities Act, because the shares of the Registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrants. The warrant dated December 4, 2020 grants to Charger Corporation on a post-split basis 125,000,000 shares at an exercise price of $0.20 per share.

(6)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated December 4, 2020 grants Forwardly, Inc. on a post-split basis 125,000,000 shares at an exercise price of $0.20 per share.

(7)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated December 23, 2020 grants Archumbl Pty Ltd on a post-split basis 12,500,000 shares at an exercise price of $1.00 per share.

(8)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated December 23, 2020 grants Kevin Levine on a post-split basis 112,500 shares at an exercise price of $1.00 per share.

(9)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated December 23, 2020 grants Judith Levine on a post-split basis 112,500 shares at an exercise price of $1.00 per share.

(10)	These shares were issued pursuant to a Securities Purchase Agreement dated March 15, 2021 between the registrant and HUMBL CL, SpA.

(11)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 13, 2021 grants The Strider Lir Trust 660,000 shares at an exercise price of $1.00 per share.

(12)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 13, 2021 grants Scottish Isles Investing, LLC 90,000 shares at an exercise price of $1.00 per share.

(13)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 13, 2021 grants Maize and Gray, LLC 825,000 shares at an exercise price of $1.00 per share.

(14)	These shares are issuable pursuant to a Convertible Promissory Note issued by the registrant in favor of Archura Capital Pty Ltd in the original principal amount of $1,020,000.

(15)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 19, 2021 grants KWP 50, LLC 975,000 shares at an exercise price of $1.00 per share.

(16)

.In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 19, 2021 grants North Falls Investments, L.P. 300,000 shares at an exercise price of $1.00 per share.

(17)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 19, 2021 grants CMP76, LLC 150,000 shares at an exercise price of $1.00 per share.

(18)

In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 19, 2021 grants Murtaugh Group, LLC 750,000 shares at an exercise price of $1.00 per share.

(19)

. In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrant. The warrant dated May 19, 2021 grants Infinity Block Investments, LLC 750,000 shares at an exercise price of $1.00 per share.

(20)

These shares were issued pursuant to an Agreement and Plan of Merger dated June 3, 2021 among the registrant, Javier Gonzalez, Juan Luis Gonzalez, Tickeri, Inc., Tickeri Acquisition Corp. I and Tickeri Acquisition Corp. II.

(21)

These shares were issued pursuant to an Agreement and Plan of Merger dated June 3, 2021 among the registrant, Javier Gonzalez, Juan Luis Gonzalez, Tickeri, Inc., Tickeri Acquisition Corp. I and Tickeri Acquisition Corp. II.

(22)	These shares will be issued pursuant to a Development Services Agreement dated July 29, 2021 between the registrant and Red Rock Development Group, LLC.

This registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED July 29, 2021

Prospectus

105,841,627 Shares of Common Stock

HUMBL, Inc.

This prospectus covers 105,841,627 shares of our common stock that may be offered for resale or otherwise disposed of by Brighton Capital Partners, LLC, Archumbl Pty Ltd., HUMBL CL SpA, Juan Gonzalez, Javier Gonzalez, Red Rock Development Group, LLC, Archura Capital Pty Ltd, Forwardly, Inc., Charger Corporation, Maize and Gray, LLC, Murtaugh Group LLC, KWP 50, LLC, Infinity Block Investments, LLC, North Falls Investments, L.P., Judith Levine, Kevin Levine, CMP76, LLC, The Strider Lir Trust and Scottish Isles Investing, LLC, including their pledgees, assignees or successors-in-interest (the “Selling Stockholders”). This is the initial public offering of our common stock.

We will not receive any proceeds from the sale or other disposition of the securities by the Selling Stockholders. However, we may receive up to approximately $17,625,000 in gross proceeds upon the cash exercise of the warrants by the Selling Stockholders and up to $50,000,000 from the sale of our common stock, if any, under the Equity Financing Agreement (“EFA”) we entered into with Brighton Capital Partners, LLC (“Brighton Capital”). We will use such proceeds, if and when received, for acquisitions and working capital. We do not have any planned acquisitions at this time. The prices at which Brighton Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. See “Agreement with Brighton Capital” for a description of the EFA and “Selling Stockholders” for additional information regarding Brighton Capital.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements as set forth on page 9 of this prospectus. Our common stock is quoted under the symbol “HMBL” on the OTC Pink Market (“OTC Pink”). On July 23, 2021, the last reported sale price of our common stock was $0.94.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 in this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 29, 2021

ADDITIONAL INFORMATION

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The shares are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such documents.

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Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “the Company,” “HUMBL”, “we,” “us,” and “our” refer to HUMBL, Inc.

The Company

Overview

HUMBL is a Web 3, digital commerce platform that was built to connect consumers, freelancers and merchants in the digital economy. HUMBL provides simple tools and packaging for complex new technologies such as blockchain, in the same way that previous cycles of e-commerce and the cloud were more simply packaged by companies such as Facebook, Apple, Amazon and Netflix over the past several decades.

Our goal is to provide ready built tools and platforms for consumers and merchants to seamlessly participate in the digital economy. HUMBL is built on a patent-pending decentralized technology stack that utilizes both core and partner technologies, to provide faster connections to the digital economy and each other.

We have three interconnected product verticals:

● HUMBL Pay – A mobile app that allows peers, consumers and merchants to connect in the digital economy.

● HUMBL Marketplace – A mobile marketplace that allows consumers and merchants to connect more seamlessly in the digital economy.

● HUMBL Financial – Financial products and services, targeted for simplified investing on the blockchain.

HUMBL Pay

We are developing a mobile application that allows customers to migrate to digital forms of payment, along with services such as maps, ratings and reviews. We are also working rapidly to integrate the use of search, discovery, peer-to-peer cash and ticketing around the world as these services migrate into digital and blockchain-based modalities. The mobile application is designed to provide functionality to the following groups:

● Individuals - Consumers who want to discover, pay, rate and review experiences digitally versus paper bills and hardware point-of-sale (“POS”);

● Freelancers - Service providers and gig workers that want to get paid from anywhere they work vs. paper bills and hardware POS; and

● Merchants – Primarily brick and mortar vendors that want to get paid digitally vs. paper bills and hardware POS.

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HUMBL Marketplace

Through our online marketplace, we are developing the capability for merchants to list a wide range of soft goods and digital assets to mid-market audiences, that, when appropriate, incorporate the benefits of blockchain. HUMBL provides merchants with the ability to list and sell goods with greater levels of authentication, by using technologies such as the HUMBL Token Engine and HUMBL Origin Assurance, to improve the merchant’s ability to trade, track and pay for assets.

We are also working to issue NFTs (Non-Fungible Tokens) that allow entities and individuals such as athletes, celebrities, agencies, artists and companies to monetize their digital images, multimedia content and catalogues on the blockchain. We will work with clients to create, list and sell their NFTs across a variety of modalities and platforms.

HUMBL Financial

We developed HUMBL Financial to package step-function technologies such as blockchain into “several clicks” for the customer. With the total value of digital assets in excess of $1 trillion, there is increased conviction that investment markets will need to migrate to more digital forms of asset tokenization. This will create opportunities for a new generation of market participants and provide access to markets that have been historically reserved for high-net-worth individuals.

HUMBL Financial recently announced the creation of its BLOCK ETX products to simplify digital asset investing for customers and institutions seeking exposure to a new, 24/7 digital asset class. We have launched this product in 100 countries outside the United States. HUMBL Financial has developed proprietary, multi-factor blockchain indexes, trading algorithms and financial services for the new digital asset trading markets to accommodate index, active and thematic investment strategies. BLOCK ETXs are completely non-custodial, algorithmically driven software services that allow customers to purchase and hold digital assets in pre-set allocations through their own digital asset exchange accounts. BLOCK ETXs are compatible for United States customers who have accounts with Coinbase Pro, Bittrex US or Binance US. BLOCK ETXs are also available to non-US customers who have accounts with Bittrex Global. BLOCK ETXs will be served first on the desktop and web version of the HUMBL platform, with the goal of future applications inside the HUMBL mobile application. HUMBL Financial is open to the licensing of the BLOCK ETXs to institutions and exchanges. HUMBL Financial also plans to offer trusted, third party financial services in areas such as payments, investments, credit card services and lending across the HUMBL platform over time.

Organizational History

We were formed under the name Ponca Acquisition Corporation in Nevada on May 3, 2000, as a “blank check” development stage company that indicated that our business plan was to engage in a merger or acquisition with an unidentified company or companies. Following a series of name changes and changes in the focus of our business, on November 18, 2008, we filed Form 15 with the SEC to terminate its registration with the SEC.

On March 12, 2009, we redomiciled to Oklahoma and on March 16, 2009, changed our name from IWT Tesoro Corporation to Tesoro Distributors, Inc. Tesoro Enterprises, Inc., an Oklahoma corporation, was incorporated on November 12, 2009, as a subsidiary of Tesoro Distributors, Inc.

On March 11, 2010, we changed our name to Tesoro Enterprises, Inc. and received a new symbol of TSNP following FINRA review of our name and symbol change request.

Effective November 4, 2020, we entered into a Stock Purchase Agreement with Henry J. Boucher, then President, CEO and Chairman of the Board of Directors, and Brian Foote under which Henry J. Boucher sold his controlling interest in the Company in the form of 7,000,000 shares of the Company’s Series A preferred stock to Brian Foote in return for Brian Foote assigning a $40,000 promissory note from HUMBL LLC to Henry J. Boucher. Our Board of Directors, following the change of control, appointed Brian Foote, Jeff Hinshaw and Michele Rivera to be the members of the Board following the resignation of Henry J. Boucher as our sole director.

On November 30, 2020, we changed our domicile to Delaware.

On December 3, 2020, we merged with HUMBL LLC to conduct the business of HUMBL LLC through a reverse merger. Under the terms of the merger, the members of HUMBL LLC exchanged their membership interests for 552,029 shares of our Series B Preferred Stock.

On December 23, 2020, we filed a Certificate of Amendment to our Certificate of Incorporation (“Amended Certificate”) to effect a 1:4 reverse split, change our name to HUMBL, Inc., increase our authorized common stock to 7,450,000,000 shares, reduce our authorized number of “blank check” preferred stock from 25 million to 10 million and designate a Series B and Series C Preferred Stock.

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Recent Acquisitions

On June 3, 2021 we acquired Tickeri, Inc. (“Tickeri”) in a debt and stock transaction totaling $20,000,000 following which Tickeri became a subsidiary of HUMBL. Tickeri is a leading ticketing, live events and box office SaaS platform featuring Latin events and artists throughout the United States, Latin America, and the Caribbean corridor. The purchase price for the stock purchase was $20,000,000 of which we must pay $10,000,000 in our common stock and $10,000,000 was paid through two promissory notes. The shares had a deemed value equal to the volume weighted average price per share of HUMBL common stock on the OTC Markets for the ten consecutive trading days ending with the complete trading day ending two trading days prior to the closing. We issued the two shareholders of Tickeri, Juan Gonzalez and Javier Gonzalez, 4,672,897 shares of our common stock each. We also issued to each of Juan and Javier Gonzalez a secured promissory note in the face amount of $5,000,000. The promissory notes are due and payable on or before December 31, 2022, bear interest at the rate of 5% per annum and are secured by the equity interests of Tickeri. In the event of an uncured default by HUMBL under the promissory note, Juan and Javier have the right to recover the ownership of Tickeri and re-commence the business and operations of Tickeri free and clear of any claims or encumbrances by HUMBL. We intend to limit the integration of Tickeri’s assets with our assets until the promissory notes are paid in full. We agreed to register on Form S-1 within three months from the closing the shares issued to Juan and Javier Gonzalez and have the registration statement declared effective within six months of the closing date. Following the closing, Juan Gonzalez and Javier Gonzalez entered into employment agreements having a term of 18 months, appointing them CEO of Tickeri and CTO of HUMBL, respectively

On June 30, 2021, we acquired Monster Creative, LLC (“Monster”). Monster is a Hollywood production studio that specializes in producing movie trailers and other related content. Monster was founded by Doug Brandt and Kevin Childress. Monster will collaborate with HUMBL in the production of NFTs and other digital content. The purchase price for all of the membership interests in Monster was paid through the issuance of one convertible note and one non-convertible note to each of Doug Brandt and Kevin Childress in the aggregate principal amount of $8,000,000. The convertible notes were issued to Doug Brandt (through an entity owned by him) and Kevin Childress in the aggregate principal amount of $7,500,000. The notes convert at the holder’s election at $1.20 per share, bear interest at 5% per annum and are due in 18 months from issuance. We also issued non-convertible notes to Doug Brandt and Kevin Childress in the aggregate amount of $500,000. These notes bear interest at the rate of 5% per annum and are due on April 1, 2022. Doug Brandt and Kevin Childress each entered into employment agreements with Monster having a term of three years. Doug Brandt was appointed as the CEO of Monster and Kevin Childress was appointed as its President and Creative Director.

Recent Financings and Material Agreements

Aurea Group

On March 15, 2021 we entered into a Securities Purchase Agreement with HUMBL CL SpA, an affiliate of Aurea Group Ventures (“Aurea Group”), a Chilean multi-family office, under which Aurea Group purchased shares of our common stock in return for exclusive country rights to Chile of our HUMBL products for a purchase price of up to $7,500,000.

Under the terms of the Securities Purchase Agreement, Aurea Group agreed to purchase 437,500 shares of our common stock for $1,000,000. The payment for these shares was due on or before March 30, 2021 but as a result of restrictions imposed due to COVID-19 was paid in two tranches of $500,000 each on April 5, 2021 and April 6, 2021. In addition, Aurea Group also received the right to purchase 1,562,500 shares of HUMBL common stock for $6,500,000 by December 31, 2021 and to receive a 35% equity interest in a Chilean subsidiary HUMBL intends to form to conduct its operations in Chile.

The Securities Purchase Agreement provides that if Aurea Group exercises its right to purchase the subsidiary interest, it will receive 35% of the profits from operations of the HUMBL family of products in Chile. In addition, Aurea Group also received a right of first refusal with respect to regional or country rights sales in Latin America.

We are also discussing with Aurea Group Latin American business development opportunities for our HUMBL products in key verticals such as: banking, merchant and financial services, real estate, hospitality, tourism, sports, festivals, entertainment and ticketing services in the region.

Brighton Capital Partners, LLC

On April 14, 2021 we received bridge financing in the form of a loan in the principal amount of $3,300,000 from Brighton Capital Partners, LLC (“Brighton Capital”) for which we issued them a convertible promissory note due 15 months after April 14, 2021. The note bears interest at 10% per annum and is convertible at Brighton Capital’s election at a fixed price of $3.15 per share.

Under the terms of the note, Brighton Capital has a right of redemption commencing on the earlier of the effective date of this Registration Statement and the 12-month anniversary of the note, to cause us to redeem all or any portion of the note in cash or shares of our common stock, at our election. Any redemption with shares of our common stock shall be at the “market price” which is defined as 80% of our lowest closing trade price for the 10 consecutive trading days prior to the date on which the market price is measured. The note serves as a bridge loan to a $50,000,000 EFA.

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Under the terms of the EFA, Brighton Capital agreed to purchase up to $50,000,000 of our common stock during a 12-month period commencing upon (i) a registration statement filed with the Securities and Exchange Commission registering the shares underlying the EPA has been declared effective; (ii) the above $3,300,000 bridge note issued by us to Brighton Capital having been repaid in full and (iii) we shall have uplisted to the OTCQB or OTCQX. We have the right, but not the obligation, to sell our shares of common stock to Brighton Capital. If we elect to cause Brighton Capital to purchase our shares of common stock under a put option, the put option price shall be equal to 80% of the lowest trading price in the ten-trading day period immediately prior to the delivery of the put notice. Unless we and Brighton Capital agree to a greater amount, each put notice shall not exceed the lesser of (a) $3,500,000; and (b) 100% of the average daily trading dollar volume of the previous five days provided that the number of shares sold to Brighton Capital shall not cause the aggregate number of shares of our common stock beneficially owned by Brighton Capital and its affiliates to exceed 4.99% of the outstanding shares of our common stock. Each put notice shall be conditional upon the continued effectiveness of this registration statement to allow Brighton Capital to freely sell our shares of common stock that it will hold.

We also have agreed to pay Brighton Capital a commitment fee equal to 1% of the commitment amount which will be paid in shares of our common stock that will piggyback on this registration statement.

This prospectus covers the sale of these shares by Brighton Capital to the public. Though we have been advised by Brighton Capital, and Brighton Capital represents in the EFA, that Brighton Capital is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, the SEC may take the position that Brighton Capital will be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and any profits on the sales of shares of our Common Stock by Brighton Capital and any discounts, commissions or concessions received by Brighton Capital are deemed to be underwriting discounts and commissions under the Securities Act. For additional information on the methods of sale that may be used by Brighton Capital, see the section entitled “Plan of Distribution.”

Next Generation Wealth Management LLC

On May 13, 2021, we entered into a Securities Purchase Agreement with Next Generation Wealth Management LLC (“Next Generation”) under which we received a loan of $382,500 for which we issued a convertible note to Next Generation. in the principal amount of $382,500 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions. Under the terms of the Securities Purchase Agreement, we also issued a warrant to allow Next Generation to purchase 750,000 shares of our common stock during a two-year period ending May 13, 2023 at an exercise price of $1.00 per share. On June 24, 2021, the note was split into two separate notes and warrants and assigned to The Strider Lir Trust and Scottish Isles Investing, LLC, the notes being in the principal amount of $336,600 and $45,900, respectively, and two separate warrants to purchase 660,000 and 90,000 shares of our common stock, respectively.

Maize and Gray, LLC

On May 13, 2021, we entered into a Securities Purchase Agreement with Maize and Gray LLC (“Maize”) under which we received a loan of $402,750 for which we issued a convertible note to Maize in the principal amount of $402,750 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions. Under the terms of the Securities Purchase Agreement, we also issued a warrant to allow Maize to purchase 825,000 shares of our common stock during a two-year period ending May 13, 2023 at an exercise price of $1.00 per share.

Archura Capital Pty Ltd

On May 17, 2021, we entered into a Securities Purchase Agreement with Archura Capital Pty Ltd (“Archura”) under which we received a loan in the amount of $1,020,000 for which we issued a convertible note in the principal amount of $1,020,000 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions.

KWP 50, LLC

On May 19, 2021, we entered into a Securities Purchase Agreement with KWP 50, LLC (“KWP 50”) under which we received a loan of $497,250 for which we issued a convertible note to KWP 50 in the principal amount of $497,250 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions. The note may not be prepaid unless the lender consents or there is a change of control of the Company. Under the terms of the Securities Purchase Agreement, we also issued a warrant to allow KWP 50 to purchase 975,000 shares of our common stock during a two-year period ending May 19, 2023 at an exercise price of $1.00 per share.

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North Falls Investments, L.P

On May 19, 2021, we entered into a Securities Purchase Agreement with North Falls Investments, L.P. (“North Falls”) under which we received a loan of $153,000 for which we issued a convertible note to North Falls in the principal amount of $153,000 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions. The note may not be prepaid unless the lender consents or there is a change of control of the Company. Under the terms of the Securities Purchase Agreement, we also issued a warrant to allow North Falls to purchase 300,000 shares of our common stock during a two-year period ending May 19, 2023 at an exercise price of $1.00 per share.

CMP76, LLC

On May 19, 2021, we entered into a Securities Purchase Agreement with CMP76, LLC (“CMP76”) under which we received a loan of $76,500 for which we issued a convertible note to CMP76 in the principal amount of $76,500 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions. The note may not be prepaid unless the lender consents or there is a change of control of the Company. Under the terms of the Securities Purchase Agreement, we also issued a warrant to allow CMP76 to purchase 150,000 shares of our common stock during a two-year period ending May 19, 2023 at an exercise price of $1.00 per share.

Murtaugh Group LLC

On June 21, 2021, we entered into a Securities Purchase Agreement with Murtaugh Group LLC (“Murtaugh”) under which we received a loan of $382,500 for which we issued a convertible note to Murtaugh in the principal amount of $82,500 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions. The note may not be prepaid unless the lender consents or there is a change of control of the Company. Under the terms of the Securities Purchase Agreement, we also issued a warrant to allow Murtaugh to purchase 750,000 shares of our common stock during a two-year period ending June 21, 2023 at an exercise price of $1.00 per share.

Infinity Block Investments, LLC

On June 21, 2021, we entered into a Securities Purchase Agreement with Infinity Block Investments LLC (“Infinity”) under which we received a loan of $382,500 for which we issued a convertible note to Infinity in the principal amount of $382,500 bearing interest at 8% per annum with a maturity date 22 months from the date of the note. The note is convertible into shares of our common stock at $1.00 per share. The note is subject to customary default provisions. The note may not be prepaid unless the lender consents or there is a change of control of the Company. Under the terms of the Securities Purchase Agreement, we also issued a warrant to allow Infinity to purchase 750,000 shares of our common stock during a two-year period ending June 21, 2023 at an exercise price of $1.00 per share.

Red Rock Development Group, LLC; Hard Rock Suite Purchase

On July 29, 2021, we entered into a Development Services Agreement with Red Rock Development Group, LLC (“Red Rock”). We intend to purchase and/or develop a portfolio of real estate assets and then potentially tokenize the interest in the portfolio. We have engaged Red Rock to advise us with respect to that process. As part of the foregoing strategy, we purchased a suite at the Hard Rock Hotel in San Diego, California. HUMBL is the owner of this suite and entered into a long-term rental agreement with the hotel to manage the property. HUMBL has use of the suite for 28 calendar days a year and will receive their proportionate income for the other days the suite is being used. We we will issue 3,000,000 shares of our common stock to Red Rock as payment for its services.

Recent Name Change

On February 26, 2021, FINRA announced the change of our name from Tesoro Enterprise, Inc. to HUMBL, Inc. and the change of our trading symbol from TSNP to HMBL that became effective March 26, 2021.

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Corporate Strategy

Our objective is to provide more seamless digital pairing experiences for consumers and merchants in the global economy. The key elements of our growth strategy are:

● innovate and advance our platform;

● drive growth by acquiring new customers;

● drive increased usage within our existing customer base;

● expand our global footprint;

● expand data sharing across our global ecosystem;

● grow and invest in our partner network;

● expand our sales capabilities; and

● develop additional revenue streams.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

●	Reduced disclosure about our executive compensation arrangements;
●	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;
●	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and
●	Reduced disclosure of financial information in this prospectus, limited to two years of audited financial information and two years of selected financial information.

As a smaller reporting company, each of the foregoing exemptions is currently available to us. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non- convertible debt over a three-year-period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Corporate Information

We were formed under the name Ponca Acquisition Corporation in Nevada on May 3, 2000, as a “blank check” development stage company We were incorporated in the State of Nevada on May 3, 2000. Our principal executive office is located at 600 B Street, Suite 300, San Diego, California 92101, and our telephone number is (786) 738-9012. Our internet website is www.humblpay,com,. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

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The Offering

Common Stock to be Sold	Up to 105,841,627 shares of our common stock including (i) up to 6,200,000 shares underlying convertible notes we have issued to various persons, (ii) up to 67,333,333 shares by Brighton Capital assuming a price of $0.75 per share price for the put notices under the EFA, (iii) up to 17,625,000 shares of our common stock underlying warrants we have issued to various persons; and (iv) 9,345,794 shares issued in connection with the Tickeri, Inc. acquisition. We will not receive any proceeds from the sale of common stock by the Selling Stockholders but will receive up to $17,625,000 upon exercise of warrants by the Selling Stockholders and up to $50,000,000 from the sale of shares pursuant to the EFA with Brighton Capital.

Common Stock Outstanding	910,334,393 as of July 29, 2021

Use of Proceeds	This is a resale prospectus to register shares of the Selling Stockholders but we may receive up to approximately $17,625,000 in gross proceeds upon the cash exercise of the warrants by the Selling Stockholders and up to $50,000,000 from the sale of our common stock, if any, under the EFA with Brighton Capital.

We intend to use the net proceeds from the exercise of warrants by the Selling Stockholders and any sale of shares of common stock to Brighton Capital for (i) potential mergers and acquisitions, (ii) technology costs, (iii) general working capital and (iv) debt repayment. The expected uses of the net proceeds from the sale of the offered shares represents our intentions based upon our current plans and business conditions. The precise uses, amounts and timing of the application of proceeds have yet to be determined by our management and may differ, in some or all respects, from those enumerated above. The amounts used for each purpose and timing of our actual expenditures may also vary significantly depending on numerous factors. See “Use of Proceeds.” We will not receive any of the proceeds from the sale or other disposition of the securities by the Selling Stockholders. See “Use of Proceeds”.

Dividend Policy	We have never declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends for the foreseeable future. See “Dividend Policy”.

OTC Pink Symbol	HMBL

Risk Factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page of this prospectus before deciding whether or not to invest in our common stock.

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Summary Financial Information

The summary financial information set forth below is derived from the more detailed audited consolidated financial statements of the Company appearing elsewhere in this prospectus. You should read the summary consolidated financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes to such financial statements.

Statement of Operations Data:	Three Months Ended	Three Months Ended	Year Ended
	March 31, 2021	March 31, 2020	December 31, 2020	December 31, 2019
	(unaudited)	(unaudited)
Revenues, net	$156,260	$-	$-	$-
Cost of Revenues	104,743	-	-	-
Gross Profit	51,517	-	-	-
Total Operating Expenses	1,462,554	78,136	705,724	280,742
Loss from Operations	(1,411,037)	(78,136)	(705,724)	(280,742)
Other income (expense)	(25,825)	-	(6,739)	-
Net (Loss) Income Before Income Taxes	$(1436,862)	$(78,136)	$(712,463)	$(280,742)
Basic and Diluted
Net Loss Per Share	$(0.0015)	N/A	$(0.0007)	N/A
Weighted Average Number of Shares Outstanding Basic and Diluted	974,218,599	N/A	982,108,478	N/A

Balance Sheet Data:	March 31, 2021	December 31, 2020	December 31, 2019
	(unaudited)
Cash	$852,712	$1,720,979	$4,855
Other Current Assets	7,445	84,591	2,395
Goodwill	-	-	-
Total Assets	$860,157	$1,805,570	$7,250

Debt/Convertible and Non-convertible	$201,700	$181,103	$-
Other Current Liabilities	261,602	63,635	83,292
Preferred Stock	76	70	-
Common Stock	9,742	9,742	-
Additional Paid-In Capital	2,818,704	2,545,825	205,500
Accumulated Deficit	(2,431,667)	(994,805)	(281,542)
Total Liabilities and Stockholders’ Equity	$860,157	$1,805,570	$7,250

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects”, “anticipates”, “intends”, “estimates”, “plans”, “potential”, “possible”, “probable”, “believes”, “seeks”, “may”, “will”, “should”, “vision,” “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. These risks and uncertainties, along with others, are described above under the heading “Risk Factors” beginning on page 13 of this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks that may prevent us from achieving our goals. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Related to Our Company and Our Business

We have a history of operating losses and we may need additional financing to meet our future long-term capital requirements.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. As of December 31, 2020, we incurred a net loss of $713,263 and for the year ended December 31, 2019 we incurred a net loss of $281,542. For the three months ended March 31, 2021 we incurred a net loss of $1,436,862. We have not achieved sustainable profitability on an annual basis. We may not be able to reach a level of revenue to achieve profitability. If our revenues grow slower than anticipated, or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our level of marketing efforts to expand the number of customers and merchants using our products and acquisition of suitable target companies and could cause our business plan to fail.

We will need substantial additional funding to increase our customer base and pursue our acquisition of companies and business units that meet our desired standards. There are no assurances that future funding will be available on favorable terms or at all. The failure to fund our operating and capital requirements could have a material adverse effect on our business, financial condition and results of operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to reduce our efforts to enlist more customers and merchants to use our technology and to delay, reduce or eliminate our acquisition strategy. Any of these events could significantly harm our business, financial condition and prospects.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of businesses and assets or enter into strategic alliances and collaborations, to initiate and then expand our operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We have limited experience with acquiring other companies and assets and limited experience with forming strategic alliances and collaborations. We may not be able to find suitable acquisition candidates, and if we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business. We may not be able to find suitable strategic alliance or collaboration partners or identify other investment opportunities, and we may experience losses related to any such investments.

To finance any acquisitions or collaborations, we may choose to issue debt or equity securities as consideration. Any such issuance of securities would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire Board of Directors to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the Board of Directors as a whole. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

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We expect to face intense competition, often from companies with greater resources and experience than we have.

To acquire qualified companies, we are likely to face competition from companies that have substantially greater financial, technological, managerial and research and development resources and experience than we have. In addition, if we are successful in closing our acquisition of one or more target companies, these acquired companies are likely to face competition for their service and product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we have. If we are unable to compete successfully, we may be unable to grow, sustain our revenue or be successful in achieving our business plan.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guaranty that debt or equity financing, the ability to borrow funds or cash generated by operations will be available or sufficient to meet or satisfy our initiatives, objectives or requirements. Our inability to access sufficient amounts of capital on terms acceptable to us for our operations will negatively impact our business, prospects, liquidity and financial condition.

We are growing the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As of the date of this prospectus, we have 25 full-time employees. As our growth plans proceed and development and commercialization plans and strategies develop, we expect to need additional development, managerial, operational, sales, marketing, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing our Company.

Our potential for rapid growth and our entry into new markets make it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage any growth associated with these new markets, which may increase the risk of your investment and could harm our business, financial condition, results of operations and cash flow.

Our entry into new markets as we seek to expand globally the adoption of our software services and seek to acquire complementary businesses may place a significant strain on our resources and increase demands on our executive management, personnel and systems, and our operational, administrative and financial resources may be inadequate. We may also not be able to effectively manage any expanded operations or achieve planned growth on a timely or profitable basis, particularly if the number of customers using our technology significantly increases or their demands and needs change as our business expands. If we are unable to manage expanded operations effectively, we may experience operating inefficiencies, the quality of our products and services could deteriorate, and our business and results of operations could be materially adversely affected.

If we are unable to develop and maintain our brand and reputation for our service and product offerings, our business and prospects could be materially harmed.

Our business and prospects depend, in part, on developing and then maintaining and strengthening our brand and reputation in the markets we will serve and for the companies we acquire. If problems arise with our future products or services, our brand and reputation could be diminished. If we fail to develop, promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

Any failure to protect our future intellectual property rights could impair our ability to protect our technology and our brand.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights of the companies we expect to acquire. We expect to rely upon a combination of trademark and trade secret laws, as well as license and other contractual provisions, to protect our intellectual property and other proprietary rights. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties may gain access to our proprietary information, develop and market solutions similar to ours or use trademarks similar to ours, each of which could materially harm our business. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

Our expansion into new products, services, technologies, and geographic regions subjects us to additional risks.

We may have limited or no experience in our newer markets, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. For example, the NFTs on which we have recently focused may prove to be speculative and not sustain the value they currently have to our clients. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. Failure to realize the benefits of amounts we invest in new technologies, products, or services could result in the value of those investments being written down or written off.

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The impact of epidemics or pandemics may limit our future business both from the demand and supply sides. Our sale people may not be able to effectively engage with customers due to restrictions on travel, conferences and in-person meetings. Our supply chain may be impacted by production and distribution delays. Due to these factors we may limit future operations to reduce expenses until events support and allow normal business procedures.

Our current business, specifically our ticketing vertical, and future acquired businesses and/or operations and the businesses of our potential customers could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the recent outbreak of the novel coronavirus (COVID-19).

The growth of the businesses we acquire may, in part, be reliant on the willingness of customers to invest in their products and solutions. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause customers to avoid purchases which would delay sales of those products and solutions.

Our financial results fluctuate and may be difficult to forecast, and this may cause a decline in the trading price of our stock.

Our revenues, expenses and operating results are difficult to predict given our limited history of current operations. We expect that our operating results will continue to fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

●	our ability to increase our brand awareness;

●	our ability to attract new customers;

●	our ability to increase our customer base;

●	the amount and timing of costs relating to the expansion of our operations, including sales and marketing expenditures;

●	our ability to introduce new mobile payment offerings or customer services in a competitive environment;

●	technical difficulties consumers might encounter in using our mobile apps; and

●	our ability to manage third-party outsourced operations;

Due to all of these factors, our operating results may fall below the expectations of investors, which could cause a decline in the trading price of our common stock.

We intend to make acquisitions that could disrupt our operations and adversely impact our business and operating results.

We intend to attempt to acquire complementary e-commerce businesses and to support the transition and integration of acquired operations with our ongoing business as a part of our growth strategy. Other than as disclosed herein, we currently have no binding commitments or agreements with respect to any such acquisitions and there can be no assurance that we will eventually consummate any acquisitions. The process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. In addition, we have limited experience in performing acquisitions and managing growth. There can be no assurance that the anticipated benefits of any acquisition will be realized. In addition, future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially and adversely affect our operating results and financial position. In addition, acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience and the potential loss of key employees.

Our plans for expansion cannot be implemented if we lose our key personnel or cannot recruit additional personnel.

We depend substantially on the continued services, specialized knowledge and performance of our senior management, particularly Brian Foote, our President and CEO, Jeffrey Hinshaw, our COO and CFO, Adam Wolfe, our Head of Blockchain Development, Javier Gonzalez, our Chief Technology Officer, Michele Rivera, our Vice President, Global Partnerships, and Karen Garcia, our Vice President, Major Accounts. While we have employment agreements with all these executives, those employment agreements do not prevent such employees from terminating their employment with us at any time. As a result, these executives may elect to pursue other opportunities at any time. If one or more of these individuals choose to leave our company, we may lose a significant number of supplier relationships and operating expertise which they have developed over many years and which would be difficult to replace. The loss of the services of any executive officer or other key employee could hurt our business.

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In addition, as our business expands, we will need to add new information technology and engineering personnel to maintain and expand our website and systems and customer support personnel to serve our growing customer base. If we are unable to hire and successfully train employees or contractors in these areas, users of our website may have negative experiences and we may lose customers, which would diminish the value of our brand and harm our business. The market for recruiting qualified information technology and other personnel is extremely competitive, and we may experience difficulties in attracting and retaining employees. Should we fail to retain or attract qualified personnel, we may not be able to compete successfully or implement our plans for expansion.

We have an evolving business model with still untested growth initiatives.

We have an evolving business model and intend to implement new strategies to grow our business in the future. Among other strategies for organic growth, we intend to recruit country partners to sell our mobile financial services. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies in the future.

We rely on third-party systems to conduct our business and relationships with payment processors, advertisers, third party sellers of our mobile apps, and our revenues and market share may decrease if these third-party relationship and systems are unavailable in the future or if they no longer offer quality performance.

We rely on third-party computer systems and third-party service providers, including payment services such as Stripe, for credit card verifications and confirmations, to host our website and to advertise and deliver the products sold on our website to customers. We also rely on third-party licenses for components of the software underlying our technology platform. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver high-quality services in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of systems support on a timely basis or on terms as advantageous to us. In addition, our contracts or arrangements with suppliers do not provide for the continuation of particular pricing practices, for the availability of any specific services and generally may be terminated by either party. If we are unable to develop and maintain relationships with these third-party suppliers that will allow us to obtain sufficient levels of service on acceptable commercial terms, such inability could harm our business, prospects, financial condition and results of operations.

We are subject to cyber security risks and risks of data loss or other security breaches.

Our business involves the storage and transmission of users’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, and to resulting claims, fines, and litigation. We have been subjected to a variety of cyber-attacks, which have increased in number and variety over time. We believe our systems are probed by potential hackers virtually 24/7, and we expect the problem will continue to grow worse over time. Cyber-attacks may target us, our customers, our suppliers, banks, credit card processors, delivery services, e-commerce in general or the communication infrastructure on which we depend. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, any of which could have a material adverse effect on our financial results and business. Moreover, any insurance coverage we may carry may be inadequate to cover the expenses and other potential financial exposure we could face as a result of a cyber-attack or data breach.

We may not be able to compete successfully against existing or future competitors including larger, well-established and well-financed mobile app companies.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of our competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing and devote substantially more resources to systems development than we do. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. We cannot provide assurance that we will be able to compete successfully against existing or future competitors.

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Our business depends on effective marketing, including marketing via email and social networking messaging, and we intend to increase our spending on marketing and branding, which may adversely affect our financial results.

We depend on effective marketing to attract customers and merchants. We depend on email and social networking messaging to promote our site and offerings and to generate a substantial portion of our revenues. If we are unable to develop, implement and maintain effective and efficient cost-effective advertising and marketing programs, it would have a material adverse effect on our financial results and business. Further, as part of our growth strategies, we intend to increase our spending on marketing and branding initiatives significantly, which may adversely affect our financial results. There is no assurance that any increase in our marketing or branding expenditures will result in increased market shares or will ultimately have a positive effect on our financial results.

If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce businesses. We may face material delays in introducing new services, products and enhancements. If this happens, our customers may forego the use of our websites and use those of our competitors. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing technology and systems may become obsolete. Our failure to respond to technological change or to adequately maintain, upgrade and develop our computer network and the systems used to process customers’ orders and payments could harm our business, prospects, financial condition and results of operations.

Use of social media may adversely impact our reputation.

There has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation, authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms and devices at any time. Information posted may be adverse to our interests, may be inaccurate, and may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for the dissemination of trade secret information or otherwise compromise valuable company assets, all of which could harm our business, prospects, financial condition and results of operations.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit card, and debit card, credit accounts (including promotional financing), gift cards, direct debit from a customer’s bank account, consumer invoicing, physical bank check, and payment upon delivery. For existing and future payment options we offer to our customers, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide certain Amazon-branded payment methods and payment processing services, including the processing of credit cards, and debit cards., electronic checks, and promotional financing. In each case, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected.

In addition, we provide regulated services in certain jurisdictions because we enable customers to keep account balances with us and transfer money to third parties, and because we provide services to third parties to facilitate payments on their behalf. In these jurisdictions, we may be subject to requirements for licensing, regulatory inspection, bonding and capital maintenance, the use, handling, and segregation of transferred funds, consumer disclosures, and authentication. We are also subject to or voluntarily comply with a number of other laws and regulations relating to payments, money laundering, international money transfers, privacy and information security, and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to additional requirements and civil and criminal penalties or forced to cease providing certain services.

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We could be liable for fraudulent or unlawful activities of sellers.

The law relating to the liability of providers of online payment services is currently unsettled. In addition, governmental agencies could require changes in the way this business is conducted. Under our seller programs, we may be unable to prevent sellers from collecting payments, fraudulently or otherwise, when buyers never receive the products they ordered or when the products received are materially different from the sellers’ descriptions. We reimburse buyers for payments up to certain limits in these situations, and as our third-party seller sales grow, the cost of this program will increase and could negatively affect our operating results. We also may be unable to prevent sellers on our sites or through other seller sites from selling unlawful goods, selling goods in an unlawful manner, or violating the proprietary rights of others, and could face civil or criminal liability for unlawful activities by our sellers.

If we do not begin to generate significant revenues, we will still need to raise additional capital to meet our long-term business requirements. Any such capital raising may be costly or difficult to obtain and would likely dilute current stockholders’ ownership interests. If we are unable to secure additional financing in the future, we will not be able to continue as a going concern.

If we do not begin to generate significant revenues from our operations we will need additional capital, which may not be available on reasonable terms or at all. The raising of additional capital will dilute current stockholders’ ownership interests. We may need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	maintaining enough working capital to run our business;

●	pursuing growth opportunities, including more rapid expansion;

●	acquiring complementary businesses and technologies;

●	making capital improvements to improve our infrastructure;

●	responding to competitive pressures;

●	complying with regulatory requirements for advertising or taxation; and

●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity-linked securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of those securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect that is different from or in addition to that reflected in the capitalization described in this report.

Further, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Any failure to protect our future intellectual property rights could impair our ability to protect our technology and our brand.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights of the companies we expect to acquire. We expect to rely upon a combination of trademark and trade secret laws, as well as license and other contractual provisions, to protect our intellectual property and other proprietary rights. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties may gain access to our proprietary information, develop and market solutions similar to ours or use trademarks similar to ours, each of which could materially harm our business. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

Our international operations expose us to a number of risks.

We expect that our current limited international activities will grow significantly. In certain international market segments, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. It can be costly to establish, develop, and maintain international operations and promote our brand internationally. Our international operations may not become profitable on a sustained basis.

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In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

● local economic and political conditions;

● government regulation (such as regulation of our product and service offerings and of competition); restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs); nationalization; and restrictions on foreign ownership;

● restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services, and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights;

● business licensing or certification requirements, such as for imports, exports, web services, and electronic devices;

● limitations on the repatriation and investment of funds and foreign currency exchange restrictions;

● limited fulfillment and technology infrastructure;

● shorter payable and longer receivable cycles and the resultant negative impact on cash flow;

● laws and regulations regarding privacy, data protection, data security, network security, consumer protection, payments, advertising, and restrictions on pricing or discounts;

● lower levels of use of the Internet;

● lower levels of consumer spending and fewer opportunities for growth compared to the United States;

● lower levels of credit card usage and increased payment risk;

● difficulty in staffing, developing, and managing foreign operations as a result of distance, language, and cultural differences;

● compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;

● laws and policies of the United States and other jurisdictions affecting trade, foreign investment, loans, and taxes; and

● geopolitical events, including war and terrorism.

We have entered into a strategic relationship with Aurea Group for exclusive country rights to Chile of our HUMBL products and expect to enter similar commercial relationships with other foreign companies with the local contacts in their regions and expertise to sell our products. Managing these relationships successfully will be challenging for us in addition to the above factors that make the future profitability of our overseas sales difficult to predict and could depress the level of profits we expect to achieve through international sales.

The impact of epidemics or pandemics may limit our future business both from the demand and supply sides.

Our current business and future acquired businesses and/or operations and the businesses of our potential customers and merchants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the recent outbreak of the novel coronavirus (COVID-19).

The growth of our ticketing business in particular and the businesses we acquire may, in part, be reliant on the willingness of customers to invest in their products and solutions. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause customers to avoid purchases which would delay sales of those products and solutions.

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Risks Related to Our Common Stock

Our securities are “Penny Stock” and subject to specific rules governing their sale to investors.

Under SEC Rule 15g-9 we are a “penny stock,” which is defined as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

To approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for Company’s shareholders to sell shares of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If we sell shares of our common stock under the EFA, our stockholders may experience immediate dilution and, as a result, our stock price may decline.

Pursuant to the EFA, we may sell up to 67,3333,333 shares of our common stock over a 12-month period at our discretion and subject to certain limitations. The sale of shares of our common stock pursuant to the EFA may have a dilutive impact on our existing stockholders. The number of shares ultimately offered for sale by Brighton Capital under this prospectus is dependent upon the number of shares we elect to sell to Brighton Capital under the EFA. Brighton Capital may ultimately purchase all, some or none of the 67,333,333 shares of common stock that are the subject of this prospectus.

If we elect to submit one or more put notices to Brighton Capital under the EFA, which will result in the sale of shares of our common stock to Brighton Capital, any such sales may have a dilutive impact on our existing shareholders. Brighton Capital may resell some or all of the shares we issue to Brighton Capital pursuant to the EFA, and such sales could cause the market price of our common stock to decline.

The sale of a substantial number of shares of our common stock by Brighton Capital, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish.

Investors will experience dilution of their ownership interests because of the shares to be sold in this offering and future issuances of additional shares of our common stock.

You will incur substantial dilution as a result of this offering. After giving effect to the sale by our Selling Stockholders, including Brighton Capital, of our shares of common stock in this offering at an assumed public offering price of $0.75 per share for aggregate gross proceeds of up to $50,000,000, investors in this offering can expect dilution of $0.68 per share.

In the future, we may issue additional authorized but previously unissued equity securities, such as we expect to do through this offering, resulting in the dilution of the ownership interests of our present stockholders. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts, including at a price (or exercise prices) below the price at which shares of our common stock is currently traded.

Because we became public by means of a merger, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we became public through a merger with a publicly traded company. Securities analysts of major brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf in the future.

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Compliance with the reporting requirements of federal securities laws can be expensive.

We will become a full reporting company upon effectiveness of this offering and will be subject to the information and reporting requirements of the Exchange Act and other federal securities laws and the compliance obligations of the Sarbanes-Oxley Act. The costs of preparing and filing annual and quarterly reports and other information with the SEC and furnishing audited reports to stockholders are substantial.

Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

As a fully reporting company under Section 13 of the Exchange Act, we may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of related rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and its ability to obtain or retain listing of our shares of common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our stock.

We must maintain effective internal controls to provide reliable financial reports and detect fraud. We have been assessing our internal controls to identify areas that need improvement. Failure to identify and thereafter implement required changes to our internal controls or any others that we identify as necessary to maintain an effective system of internal controls, if any, could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

The price of our common stock may become volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

●	actual or anticipated variations in our operating results;
●	announcements of developments by us or our competitors;
●	regulatory actions regarding our products;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	adoption of new accounting standards affecting our industry;
●	additions or departures of key personnel;
●	introduction of new products by us or our competitors;
●	sales of our common stock or other securities in the open market; and
●	other events or factors, many of which are beyond our control.

The stock market is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against such a company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of its management’s attention and resources, which could harm our business and financial condition.

Our common stock is controlled by insiders.

Our officers and directors beneficially own approximately 73% of our outstanding shares of common stock through their ownership of Series B preferred shares. Such concentrated control may adversely affect the price of our common stock. Investors who acquire common stock may have no effective voice in our management. Sales by our insiders or affiliates along with any other market transactions, could negatively affect the market price of our common stock.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

● being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

● not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

● not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

● reduced disclosure obligations regarding executive compensation; and

● not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

Further, the JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition time to comply with new or revised accounting standards as applicable to public companies. We are choosing to elect the extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non- affiliates exceeds $700 million as of the prior June 30 and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

If we do not meet the listing standards of a national securities exchange our investors’ ability to make transactions in our securities will be limited, and we will be subject to additional trading restrictions.

Our securities currently are traded over-the-counter on the OTC Pink Market and are not qualified to be listed on a national securities exchange, such as NASDAQ. Accordingly, we face significant material adverse consequences, including:

● a limited availability of market quotations for our securities;

● reduced liquidity with respect to our securities;

● our shares of common stock are currently classified as “penny stock” which requires brokers trading in our shares of common stock to adhere to more stringent rules, resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

● a limited amount of news and analyst coverage for our company; and

● a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since our Common Stock is traded on OTC Pink, our common stock is a covered security. Although the states are preempted from regulating the sale of our securities, the federal statute allows the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer traded over-the-counter, our common stock would not be a covered security and we would be subject to regulation in each state in which we offer our securities.

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Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our securities will be your sole source of gain for the foreseeable future.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws that will become effective in connection with consummation of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These include provisions that:

● permit our Board of Directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as it may designate, of which we have designated 7,000,000 Series A preferred stock with 1,000 votes per share, which are held by Brian Foote, our CEO; 90,000 Series B preferred stock with 10,000 votes per share, the majority of which are owned beneficially by Brian Foote, and 150,000 shares of Series C preferred stock with 5,000 votes per share, none of which are outstanding;

● provide that all vacancies on our Board of Directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

● not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election;

● provide that special meetings of our stockholders may be called by a majority of the Board of Directors; and

● provide that our Board of Directors is expressly authorized to make, alter or repeal the bylaws.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, who are responsible for appointing the members of our management. Any provision of our articles of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

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USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Stockholders, including Brighton Capital. We will receive no proceeds from the sale of shares of Common Stock by the Selling Stockholders in this offering. We may receive proceeds under the EFA from any sales we make to Brighton Capital pursuant to the EFA and from warrants exercised by the Selling Stockholders. The amount of gross proceeds we receive will depend upon the number of shares we sell to Brighton Capital pursuant to the EFA and the market price of our common stock at the time of such sales. After giving effect to the issuance of up to 67,333,333 shares of our common stock to Brighton Capital pursuant to the EFA at an assumed average sale price of $0.75 per share (which is 80% of $0.94, the last reported sale price of our common stock on the OTC Pink on July 23, 2021), we estimate that the net proceeds to us from the sale of our common stock to Brighton Capital pursuant to the EFA will be up to $49,990,000 over an approximately 12-month period. This assumes that we sell the full amount of our common stock that we have the right, but not the obligation, to sell to Brighton Capital under the EFA, and after other estimated fees and expenses. We also may receive up to $17,625,000 from the exercise of warrants by the Selling Stockholders. See “Plan of Distribution” elsewhere in this prospectus for more information.

We expect to use the net proceeds from the sale of the shares of our common stock to Brighton Capital and from the exercise of warrants from the Selling Stockholders for acquisitions, joint ventures, technology costs and general corporate purposes. It is possible that no shares of our common stock will be issued under the EFA.

The following table illustrates the amount of net proceeds we will receive on the sale of our shares to Brighton Capital and the exercise of warrants by the Selling Stockholders assuming the put notices to Brighton Capital are for the full $50 million under the EFA and that all warrants are exercised by the Selling Stockholders totaling $17,625,000 and the intended uses of such proceeds over an approximate 12-month period. It is possible that we may not raise the entire $67,625,000 through this prospectus. In such case, we will reallocate our use of proceeds as the Board of Directors deems to be in the best interests of the Company to effectuate our business plan. The intended use of proceeds are as follows:

	100%	75%	50%	25%
Gross Offering Proceeds	$67,625,000	$50,718,750	$33,812,500	$16,906,250
Offering Costs(1)	$100,000	$100,000	$100,000	$100,000
Use of Net Proceeds:
Acquisitions	$37,500,000	$30,000,000	$20,000,000	$10,000,000
Technology Costs(2)	$20,000,000	$15,000,000	$10,000,000	$5,500,000
Working Capital(3)	$6,525,000	$2,118,750	$1,712,500	$306,250
Debt Reduction	$3,500,000	$3,500,000	$2,000,000	$1,000,000

(1)	We expect to spend approximately $10,000 in expenses relating to this offering, including legal, accounting, travel, printing and other miscellaneous costs.

(2)	Technology costs include the costs or hiring additional developers to further the development of our suite of products.

(3)	We use working capital to pay for miscellaneous and general operating expenses, as well as legal and accounting fees.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of our proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total offering, may cause us to modify the above-described allocation of proceeds. Our use of proceeds may vary significantly in the event any of our assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

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MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Pink under the symbol HMBL. As of July 23, 2021, there were 399 holders of record of our common stock.

The last report sales price of our common stock on the OTC Pink on July 23, 2021 was $0.94 per share.

Dividend Policy

We have not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers significant.

Registration Rights Agreements

We entered into registration rights agreements on April 14, 2021, with Brighton Capital in connection with the EFA. Under the terms of the registration rights agreement between us and Brighton Capital we agreed to use our commercially reasonable efforts to file a resale registration statement within 60 days from the date of the registration agreement and use our reasonable commercial efforts to have it declared effective within 90 days after the registration statement is filed. The registration statement must register for resale all of the shares of our common stock under the EFA which would be issuable to Brighton Capital on the date preceding the filing of the registration statement based on the closing bid price of our common stock on such date.

DILUTION

The sale of shares of our common stock by the Selling Stockholders, including Brighton Capital pursuant to the EFA, may have a dilutive impact on our stockholders. In addition, the lower the price of our common stock is at the time we exercise our right to sell shares to Brighton Capital, the more shares of our common stock we will have to issue to Brighton Capital pursuant to the EFA and the more dilution our existing stockholders will experience.

Our net tangible book value as of March 31, 2021 was approximately $1,560,832 or $0.00171 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of common stock outstanding as of July 23, 2021. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by the Selling Stockholders, including Brighton Capital to us pursuant to the EFA, and the net tangible book value per share of common stock immediately after such issuances to Brighton Capital.

After giving effect to the issuance of 67,333,333 shares of our common stock to Brighton Capital pursuant to the EFA at an assumed average sale price of $0.75 per share (which is approximately 80% of the average closing trade price of our common stock on the OTC Pink on July 23, 2021), and the issuance of 38,508,294 shares of our common stock to the other Selling Stockholders at the assumed average sale price of $1.00 per share, and after deducting estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2021 would have been approximately $69,085,832, or $0.06799 per share.

To the extent that options or warrants outstanding as of July 23, 2021 have been or may be exercised or other shares are issued, investors purchasing shares of our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

AGREEMENT WITH BRIGHTON CAPITAL

On April 14, 2021, we entered into the EFA with Brighton Capital pursuant to which, upon the terms and subject to the conditions and limitations set forth therein, we have the right to sell to Brighton Capital up to 67,333,333 shares of our common stock assuming a price of $0.75 per share and the sale of $50,000,000 of shares of our common stock.

We are filing this prospectus to cover the resale by the Selling Stockholders, including Brighton Capital of up to 67,333,333 shares of our common stock, which we may sell from time to time at our discretion to Brighton Capital over the next 12 months, subject to the conditions and limitations in the EFA. The number of shares offered for resale by Brighton Capital under this prospectus is dependent upon the number of shares we sell to Brighton Capital under the EFA in our sole discretion.

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From time to time, and at our sole discretion, we may present Brighton Capital with put notices to purchase up to $50,000,000 shares of our common stock. To be able to present a put notice, we must satisfy the following principal conditions: (i) having a registration statement filed with the Securities and Exchange Commission registering the shares underlying the EFA being declared effective; (ii) having paid in full the $3,300,000 bridge note issued by us to Brighton Capital and (iii) having uplisted to the OTCQB or OTCQX. We have the right, but not the obligation, to sell our shares of common stock to Brighton Capital. If we elect to cause Brighton Capital to purchase our shares of common stock under a put option, the put option price shall be equal to 80% of the lowest trading price in the ten-trading day period immediately prior to the delivery of the put notice. Unless we and Brighton Capital agree to a greater amount, each put notice shall not exceed the lesser of (a) $3,500,000; and (b) 100% of the average daily trading dollar volume of the previous five days provided that the number of shares sold to Brighton Capital shall not cause the aggregate number of shares of our common stock beneficially owned by Brighton Capital and its affiliates to exceed 4.99% of the outstanding shares of our common stock. Each put notice shall be conditional upon the continued effectiveness of this registration statement to allow Brighton Capital to freely sell our shares of common stock that it will hold.

We also have agreed to pay Brighton Capital a commitment fee equal to 1% of the commitment amount which will be paid in shares of our common stock that will piggyback on this registration statement.

The EFA is included as an exhibit to this prospectus. The above description of the EFA is qualified in its entirety by reference to its full text.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by the Selling Stockholders, including Brighton Capital, of shares of our Common Stock that have been or may be issued to Brighton Capital pursuant to the EFA. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the EFA, which we entered into with Brighton Capital on April 14, 2021 concurrently with our execution of the EFA, in which we agreed to provide certain registration rights with respect to sales by Brighton Capital of the shares of our common stock that have been or may be issued to Brighton Capital under the EFA.

Brighton Capital, as a selling stockholder, may, from time to time, offer and sell pursuant to this prospectus up to 67,333,333 shares of our common stock that we have issued or may issue to Brighton Capital under the EFA. Brighton Capital may sell some, all or none of the shares of our common stock. We do not know how long the selling stockholder will hold the shares of our common stock before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the shares of our common stock. See “Plan of Distribution.”

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our common stock by the Selling Stockholders as of July 23, 2021. The percentages of shares owned before and after the offering are based on 910,334,393 shares of common stock outstanding and 1,016,176,020 share of common stock, respectively, which includes the 910,334,393 shares of common stock outstanding as of July 23, 2021 and the 105,841,627 shares of common stock offered by this prospectus. The information in the table below with respect to the Selling Stockholders has been obtained from the Selling Stockholders. solely on information supplied to us by the Selling Stockholders and assumes the sale of all the shares offered hereby. Other than as described in the footnotes below, the Selling Stockholders have not, within the past three years, had any position, office or other material relationship with us or any of our predecessors or affiliates other than as a holder of our securities, or are broker-dealers or affiliates of a broker-dealer. Information concerning the Selling Stockholders may change from time to time and, if necessary and required, we will amend or supplement this prospectus accordingly.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

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	Shares Beneficially Owned Prior to Offering		Shares to be Sold in this Offering Assuming the	Shares to be Beneficially Owned After Offering
Name of Selling Stockholder	Number	Percentage	Company Issues the Maximum Number of Shares Under the EFA	Number	Percentage
Brighton Capital(1)	1,054,313	*	72,333,333	72,333,333	*
Archumbl Pty Ltd.(2)	12,500,000	*	12,500,000	12,500,000	*
HUMBL CL SpA(3)	437,500	*	437,500	437,500	*
Juan Gonzalez	4,672,897	*	4,672,897	4,672,897	*
Javier Gonzalez	4,922,897	*	4,672,897	4,922,897	*
Red Rock Development Group, LLC(4)	0	*	3,000,000	3,000,000	*
Archura Capital Pty Ltd.(5)	1,020,000	*	1,500,000	1,500,000	*
Forwardly, Inc.(6)	125,000,000	1.85%	1,000,000	125,000,000	1.83%
Charger Corporation(7)	125,000,000	1.85%	1,000,000	125,000,000	1.83%
Maize and Gray, LLC(8)	1,132,500	*	825,000	1,132,500	*
Murtaugh Group, LLC(9)	1,132,500	*	750,000	1,132,500	*
KWP 50, LLC(10)	1,472,250	*	975,000	1,472,250	*
Infinity Block Investments LLC(11)	1,132,500	*	750,000	1,132,500	*
North Falls Investments, L.P.(12)	453,000	*	300,000	453,000	*
Judith Levine	862,500	*	112,500	862,500	*
Kevin Levine	862,500	*	112,500	862,500	*
CMP76, LLC(13)	226,500	*	150,000	226,500	*
The Strider Lir Trust(14)	996,600	*	660,000	996,600	*
Scottish Isles Investing, LLC(15)	135,900	*	90,000	135,900	*

*Less than 1% of the issued and outstanding common shares.

(1)	Brighton Capital is the investor under the EFA. Lucas Hales is Brighton Capital’s manager. All investment decisions for Brighton Capital are made by Mr. Hales. The address of Brighton Capital is 3500 San Mateo Court, Austin, Texas 78738, Attention: Lucas Hales, Manager. Brighton Capital is not a licensed broker dealer or an affiliate of a licensed broker dealer.
(2)	Julius Tuigamala has voting and investment control of the shares held by the Selling Stockholder. The address of Archumbl Pty Ltd is 337 Claremont St., Kellyville Ridge, NSW 2155, Australia.
(3)	Juan Pablo Morals has voting and investment control of the shares held by the Selling Stockholder. The address of HUMBL CL SpA is San Pio X 2455, Oficina 1008, Providencia, Santiago, Chile.
(4)	Brian Innes has voting and investment control of the shares held by the Selling Stockholder. The address of Red Rock Development Group, LLC is 431 State Route 179, Suite A8, Sedona, Arizona 86336.
(5)	Julius Tuigamala has voting and investment control of the shares held by the Selling Stockholder. The address of Archura Capital Pty Ltd. is Archumbl Pty Ltd is 337 Claremont St., Kellyville Ridge, NSW 2155, Australia.
(6)	George Sharp has voting and investment control of the shares held by the Selling Stockholder. The address of Forwardly, Inc. is 1022 Nevada Highway, Boulder City, Nevada 89005.
(7)	Louis Sapi has voting and investment control of the shares held by the Selling Stockholder. The address of Charger Corporation is 5025 Orbitor Drive, Building 4, Suite 400, Mississauga, Ontario L4W 4YS Canada.
(8)	Richard Shebib II has voting and investment control of the shares held by the Selling Stockholder. The address of Maize and Gray, LLC is 1645 Sportswood Drive, Bloomfield Hills, Michigan 48302.
(9)	Rebecca Williams has voting and investment control of the shares held by the Selling Stockholder. The address of Murtaugh Group, LLC is 122 Daly Group, East Chatham, New York 12060.
(10)	Kendall Prince has voting and investment control of the shares held by the Selling Stockholder. The address of KWP 50, LLC is 1617 E. Brown Road, Mesa, Arizona 85203.
(11)	Jordan Smith has voting and investment control of the shares held by the Selling Stockholder. The address of Infinity Block Investments LLC is P.O. Box 2728, Lebanon, Virginia 24266.
(12)	Kendal Madsen has voting and investment control of the shares held by the Selling Stockholder. The address of North Falls Investments, .LP. is 1550 W. Gordon Avenue, Suite 1, Layton, Utah 84041.
(13)	Christina Pelz has voting and investment control of the shares held by the Selling Stockholder. The address of CMP 76, LLC is 357 Curson Avenue, Apt. 11M, Los Angeles, California 90036.
(14)	Brian Kirchoff has voting and investment control of the shares held by the Selling Stockholder. The address of The Strider Lir Trust is 5801 Kiyot Way #4, Playa Vista, California 90094.
(15)	Rebecca Moore has voting and investment control of the shares held by the Selling Stockholder. The address of Scottish Isles Investing, LLC is 1030 Lakeside Court, Bishop, Georgia 30621.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. In addition to historical information, the following discussion contains forward looking statements based upon current expectations that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including, but not limited to, risks described in the section entitled “Risk Factors” and elsewhere in this prospectus.

General

Our executive offices are located at 600 B Street, Suite 300, San Diego, California 92101 telephone (786) 738-9012. Our corporate website address is www.humblpay.com.

Overview

Following our merger with HUMBL LLC on December 3, 2020, we changed our name from Tesoro Enterprises, Inc. to HUMBL, Inc. and adopted the business of HUMBL to deliver a more seamless digital pairing experiences for consumers and merchants in the global economy.

Comparison of Results of Operations for the Three Months Ended March 31, 2021 and 2020

The following table sets forth the summary operations for the three months ended March 31, 2021 and 2020:

	For the Three Months Ended
	March 31, 2021	March 31, 2020

Revenues	$156,260	$-
Cost of Revenues	$104,743	$-
Gross Profit	$51,517	$-
Operating Expenses	$1,462,554	$78,136
Other Expense	$25,825	$-
Net Loss	$(1,436,862)	$(78,136)

Revenues

Revenues for the three months ended March 31, 2021 were $156,260 as compared to $0 for the three months ended March 31, 2020, an increase of $156,260. The increase was primarily due to the sales of merchandise related to the HUMBL Marketplace segment.

During the period January 1, 2021 through May 16, 2021, the Company was able to add 7,500 customers to HUMBL Financial, which is estimated to grow the revenues of that segment by $37,425 per month. In addition, the Company launched their mobile application on April 16, 2021 and has amassed over 35,000 downloads with over 30,000 active user accounts that contain a username and password, and over 13,000 merchant accounts.

Cost of Revenues and Gross Profit

Cost of revenues for the three months ended March 31, 2021 were $104,743 as compared to $0 for the three months ended March 31, 2020, an increase of $104,743. The increase was primarily due to the sales of merchandise related to the HUMBL Marketplace segment.

Operating Expenses

Operating expenses for the three months ended March 31, 2021 were $1,462,554 as compared to $78,136 for the three months ended March 31, 2020, an increase of $1,384,418. Operating expenses consists of development costs, professional fees and general and administrative expenses.

Development Costs

Development costs for the three months ended March 31, 2021 were $102,303 compared with $21,228 for the three months ended March 31, 2020. The increase of development costs related to the roll out of HUMBL Marketplace and Studios as well as the HUMBL Financial platform. In addition, the Company continued the development of HUMBL Pay and was able to generate future income and cash flow from agreements in Chile for HUMBL Pay.

Professional Fees

Professional fees for the three months ended March 31, 2021 were $914,878 compared with $47,709 for the three months ended March 31, 2020. The increase in professional fees related to the roll out of HUMBL Marketplace and Studios as well as the HUMBL Financial platform as well as the compliance costs associated with OTC reporting and compliance.

General and Administrative

General and administrative expenses for the three months ended March 31, 2021 were $445,373 compared with $9,199 for the three months ended March 31, 2020. The increase in general and administrative expenses is related to a full period in 2021 of operations as well as $219,642 in expenses related to the issuance of preferred stock.

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Other Income (Expense)

Interest expense, net of interest income, for the three months ended March 31, 2021 was $25,825 as compared to $0 for the three months ended March 31, 2020. The increase was the result of the interest incurred on the debt incurred in December 2020 related to the note payables, as well as the amortization of debt discount on those notes.

Net Loss

Net loss from operations for the three months ended March 31, 2021 was ($1,436,862) as compared to a net loss of ($78,136) for the three months ended March 31, 2020. The $1,358,726 increase in the net loss was primarily due to the professional fees and development costs on the commencement of operations in 2021.

Segment Reporting

We follow the provisions of ASC 280-10 Disclosures about Segments of an Enterprise and Related Information. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making operating decisions. As of March 31, 2021 and for the three months ended March 31, 2021, the Company operated in three segments. The segments are HUMBL Marketplace, HUMBL Pay, and HUMBL Financial. For the three months ended March 31, 2020, the Company operated in one segment.

Three Months Ended March 31, 2021	HUMBL Pay	HUMBL Marketplace	HUMBL Financial	Total
Segmented operating revenues	$-	$154,104	$2,156	$156,260
Cost of revenues	-	104,743	-	104,743
Gross profit	-	49,361	2,156	51,517
Total operating expenses net of depreciation and amortization	841,719	365,875	254,960	1,462,554
Depreciation and amortization	-	-	-	-
Other (income) expense	12,912	7,748	5,165	25,825
Income (loss) from operations	$(854,631)	$(324,262)	$(257,969)	$(1,436,862)

Comparison of Results of Operations for the year ended December 31, 2020 and period May 13, 2019 (Inception) through December 31, 2019

The following table sets forth the summary income statement for the year ended December 31, 2020 and period May 13, 2019 (Inception) through December 31, 2019:

	For the Periods Ended
	December 31, 2020	December 31, 2019

Revenues	$-	$-
Operating Expenses	$705,724	$280,742
Other Expense and Provision for Income Taxes	$7,539	$800
Net Loss	$(713,263)	$(281,542)

Revenues

We generated no revenues during the periods ended December 31, 2020 and 2019 as we were forming our business and commencing operations.

Operating Expenses

Operating expenses for the period ended December 31, 2020 were $705,724 as compared to $280,742 for the period ended December 31, 2019, an increase of $424,982. Operating expenses consists of development costs, professional fees and general and administrative expenses.

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Development Costs

Development costs for the period ended December 31, 2020 were $96,567 compared with $86,755 for the period ended December 31, 2019. The increase of development costs related to the development of the various platforms the Company has developed and the eventual roll out of these platforms in 2021.

Professional Fees

Professional fees for the period ended December 31, 2020 were $539,568 compared with $187,003 for the period ended December 31, 2019. The increase in professional fees related to the roll out of HUMBL Marketplace and Studios as well as the HUMBL Financial platform. In addition, the Company completed its merger with Tesoro Enterprises which contributed to the large increase in legal, accounting and consulting costs.

General and Administrative

General and administrative expenses for the period ended December 31, 2020 were $69,589 compared with $6,984 for the period ended December 31, 2019. The increase in general and administrative expenses is related to a full year in 2020 of administrative expenses.

Other Income (Expense)

Interest expense, net of interest income, for the period ended December 31, 2020 was $6,739 as compared to $0 for the period ended December 31, 2019. The increase was the result of the interest incurred on the debt incurred in December 2020 related to the note payables, as well as the amortization of debt discount on those notes.

Net Loss

Net loss from operations for the period ended December 31, 2020 was ($713,263) as compared to a net loss of ($281,542) for the period ended December 31, 2019. The $431,721 increase in the net loss was primarily due to the professional fees and development costs on the commencement of operations in 2020.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditures.

As of March 31, 2021, we had $852,712 in cash. Between the growth in revenues by fees generated by HUMBL Financial and through sales of merchandise in HUMBL Marketplace from April 1, 2021 through July 23, 2021, as well as from proceeds received from convertible notes and equity investments, the Company’s current cash position has grown to $4,125,000.

We had working capital of $396,855 and $1,560,832 as of March 31, 2021 and December 31, 2020, respectively. The decrease in working capital is the result of the incurrence of expenditures related to the commencement of the various segments. The Company believes it has adequate capital resources to meet its cash requirements during the next 12 months.

We expect that the revenue generating operations of the Company will continue to improve the liquidity of the Company moving forward. However, going forward, the effect of the pandemic on the capital markets may limit our ability to raise additional capital on the terms acceptable to us at the time we need it, if at all. The challenges related to remote work and travel restrictions that we as a smaller company have faced in striving to meet our disclosure obligations in a timely manner while taking the steps to protect the health and safety of our employees have impacted, and may continue to further impact, our ability to raise additional capital.

Net cash used in operating activities was $878,267 and $203,302 for the three months ended March 31, 2021 and 2020, respectively. The $674,965 increase in net cash used in operating activities was primarily a result of the net loss increase from 2020 to 2021 and the increase in account payable and accrued expenses as well as the valuation of our share-based compensation in 2021.

Cash provided by financing activities was $10,000 and $198,750 for the three months ended March 31, 2021 and 2020, respectively. Cash was provided through proceeds from sales of membership interests in HUMBL LLC. The Company in April and May 2021 did receive proceeds from convertible promissory notes of approximately $4,000,000.

Net cash used in operating activities was $856,317 and $200,645 for the periods ended December 31, 2020 and 2019, respectively. The $655,672 increase in net cash used in operating activities was primarily a result of the net loss increase from 2019 to 2020 and the changes in amounts due our related parties.

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Cash provided by financing activities was $2,572,441 and $205,500 for the periods ended December 31, 2020 and 2019, respectively. Cash was provided through proceeds from sales of membership interests in HUMBL LLC as well as from the sale of warrants and from convertible promissory notes in 2020. All activity in 2019 was from sales of membership interests in HUMBL LLC.

Since the date of the reverse merger in December 2020 we have financed our operations through sales of common and preferred stock and the issuance of debt.

In addition to these transactions, the Company in the period from April 1, 2021 through July 23, 2021, entered into the following transactions:

(a)	On April 14, 2021, the Company entered into a Convertible Promissory Note with Brighton Capital Partners, LLC (“BCP”) in the amount of $3,300,000, which includes a $300,000 Original Issue Discount (the “BCP Note”). The BCP Note bears interest at ten percent (10%) per annum and matures July 14, 2022. The BCP Note is convertible into shares of the Company’s common stock at $3.15 per share. As per the BCP Note, the Company shall have the right to prepay all or any portion of the outstanding balance. If the Company exercises its right to prepay this note, it will be at an amount of 115% of the balance being prepaid. The BCP Note also contains a redemption right, where beginning on the earlier of the effective date of the to be filed Form S-1 Registration Statement and the twelve-month anniversary of the BCP Note, BCP may cause the Company to redeem all or any portion of the BCP Note.

(b)

On April 14, 2021, the Company and BCP entered into an EFA (“EFA”), whereby, at the Company’s election, BCP shall invest up to $50,000,000 over the course of twelve months.

Under the terms of the EFA, the Company shall send written notice to BCP stating the amount of money they intend to sell to BCP in the form of common shares. The Company shall not be entitled to deliver another notice to BCP for a period of 10 days between notices. The Company will be limited to a dollar amount of no more than 250% of the average daily trading volume during the preceding 10 days of trading but will be required to be above $10,000 and no greater than the lesser of $3,500,000 and 100% of the average daily trading volume of the previous 5 days, provided that the shares sold to BCP do not cause BCP to exceed 4.99% of the outstanding share capital of the Company. The purchase price of the put notice will be at 80% of the market price of the common shares. Under the terms of the EFA, the Company will be required to file a Registration Statement with respect to this agreement.

(c)	On May 13, 2021, the Company issued a convertible promissory note to an investor for $382,500 with an original issue discount of $7,500, for a term of twenty-two months maturing March 13, 2023. In addition, the Company issued warrants to the same investors to purchase up to 750,000 warrant shares with the convertible note.

(d)	On May 13, 2021, the Company issued a convertible promissory note to an investor for $420,750 with an original issue discount of $8,250, for a term of twenty-two months maturing March 13, 2023. In addition, the Company issued a warrant to the same investor to purchase up to 825,000 warrant shares with the convertible note.

(e)	On May 17, 2021, the Company issued a convertible promissory note to an investor for $1,020,000 with an original issue discount of $20,000, for a term of twenty-two months maturing March 17, 2023. The Company is required to register 1,500,000 shares under a Form S-1 Registration Statement for this convertible note agreement.

(f)	On May 19, 2021, the Company issued a convertible promissory note to an investor for $497,250 with an original issue discount of $9,750, for a term of twenty-two months maturing March 19, 2023. In addition, the Company issued a warrant to the same investor to purchase up to 975,000 warrant shares with the convertible note. The Company is required to register this convertible note under a Form S-1 Registration Statement.

(g)	On May 19, 2021, the Company issued a convertible promissory note to an investor for $76,500 with an original issue discount of $1,500, for a term of twenty-two months maturing March 19, 2023. In addition, the Company issued a warrant to the same investor to purchase up to 150,000 warrant shares with the convertible note. The Company is required to register this convertible note under a Form S-1 Registration Statement.

(h)	On May 19, 2021, the Company issued a convertible promissory note to an investor for $153,000 with an original issue discount of $3,000, for a term of twenty-two months maturing March 19, 2023. In addition, the Company issued a warrant to the same investor to purchase up to 300,000 warrant shares with the convertible note. The Company is required to register this convertible note under a Form S-1 Registration Statement.

(i)	On April 26, 2021, the Company, issued 437,500 for the acquisition of the Chile country rights. The value of this transaction was $1,000,000 received in cash.

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BUSINESS

Overview

We are a Web 3, digital commerce platform that was built to connect consumers, freelancers and merchants in the digital economy. We provide simple tools and packaging for complex new technologies such as blockchain, in the same way that previous cycles of e-commerce and the cloud were more simply packaged by companies such as Facebook, Apple, Amazon and Netflix over the past several decades.

Our goal is to provide ready built tools and platforms for consumers and merchants to seamlessly participate in the digital economy. HUMBL is built on a patent-pending decentralized technology stack that utilizes both core and partner technologies, to provide faster connections to the digital economy and each other. We have four principal wholly-owned subsidiaries through which we provide a number of our products: Tickeri, Inc., Monster Creative, LLC, HUMBL Financial Singapore, PTE. LTD. and HUMBL Oceania Pty Ltd.

We have three interconnected product verticals:

● HUMBL Pay – A mobile app that allows peers, consumers and merchants to connect in the digital economy.

● HUMBL Marketplace – A mobile marketplace that allows consumers and merchants to connect more seamlessly in the digital economy.

● HUMBL Financial – Financial products and services, targeted for simplified investing on the blockchain.

HUMBL Pay

HUMBL is developing a mobile application that allows customers to migrate to digital forms of payment, along with services such as maps, ratings and reviews. The Company is also working rapidly to integrate the use of search, discovery, peer-to-peer cash and ticketing around the world as these services migrate into digital and blockchain-based modalities. The mobile application is designed to provide functionality to the following groups:

● Individuals - Consumers who want to discover, pay, rate and review experiences digitally versus paper bills and hardware point-of-sale (“POS”);

● Freelancers - Service providers and gig workers that want to get paid from anywhere they work vs. paper bills and hardware POS; and

● Merchants – Primarily brick and mortar vendors that want to get paid digitally vs. paper bills and hardware POS.

HUMBL Marketplace

Through its online marketplace, HUMBL is developing the capability for merchants to list a wide range of soft goods and digital assets to mid-market audiences, that, when appropriate, incorporate the benefits of blockchain. HUMBL provides merchants with the ability to list and sell goods with greater levels of authentication, by using technologies such as the HUMBL Token Engine and HUMBL Origin Assurance, to improve the merchant’s ability to trade, track and pay for assets.

HUMBL is also working to issue NFTs (Non-Fungible Tokens) that allow entities and individuals such as athletes, celebrities, agencies, artists and companies to monetize their digital images, multimedia content and catalogues on the blockchain. The Company will work with clients to create, list and sell their NFTs across a variety of modalities and platforms.

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HUMBL Financial

We developed HUMBL Financial to package step-function technologies such as blockchain into “several clicks” for the customer. With the total value of digital assets in excess of $1 trillion, there is increased conviction that investment markets will need to migrate to more digital forms of asset tokenization. This will create opportunities for a new generation of market participants and provide access to markets that have been historically reserved for high-net-worth individuals.

HUMBL Financial recently announced the creation of its BLOCK ETX products to simplify digital asset investing for customers and institutions seeking exposure to a new, 24/7 digital asset class. We have launched this product in 100 countries outside the United States. HUMBL Financial has developed proprietary, multi-factor blockchain indexes, trading algorithms and financial services for the new digital asset trading markets to accommodate index, active and thematic investment strategies. BLOCK ETXs are completely non-custodial, algorithmically driven software services that allow customers to purchase and hold digital assets in pre-set allocations through their own digital asset exchange accounts. BLOCK ETXs are compatible for United States customers who have accounts with Coinbase Pro, Bittrex US or Binance US. BLOCK ETXs are also available to non-US customers who have accounts with Bittrex Global. BLOCK ETXs will be served first on the desktop and web version of the HUMBL platform, with the goal of future applications inside the HUMBL mobile application. HUMBL Financial is open to the licensing of the BLOCK ETXs to institutions and exchanges. HUMBL Financial also plans to offer trusted, third party financial services in areas such as payments, investments, credit card services and lending across the HUMBL platform over time.

COVID-19

The recent unprecedented events related to COVID-19, the disease caused by the novel coronavirus (SARS-CoV-2), have had significant health, economic, and market impacts and may have short-term and long-term adverse effects on our business that we cannot predict as the global pandemic continues to evolve. The extent and effectiveness of responses by governments and other organizations also cannot be predicted.

Our ability to access the capital markets and maintain existing operations is unknown during the COVID-19 pandemic. Any such limitation on available financing and how we conduct business with our customers and vendors would adversely affect our business.

Segment Reporting

We follow the provisions of ASC 280-10 Segment Reporting. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions.

For the three months ended March 31, 2020, the Company and its chief operating decision makers determined that the Company operated in one segment as they were developing their business model. Effective 2021, the Company has established three distinct operating segments: HUMBL Marketplace; HUMBL Pay; and HUMBL Financial. All operations for the three months ended March 31, 2021 and 2020, respectively were conducted in North America. Less than 4% of the Company’s sales were from outside of North America, therefore the Company has determined that segment reporting by geographic location was not necessary. In the future, the Company will continue to monitor their activity by region to determine if it is feasible to report segment information by location.

Revenue Model

HUMBL Pay

We anticipate earning transaction revenues primarily from fees charged to merchants and consumers on a transaction basis through our mobile application. These fees may have a fixed and/or variable component. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. For a portion of our transactions, the variable component of the fee is eligible for reimbursement when the underlying transaction is approved for a refund. The Company may estimate the amount of fee refunds that will be processed each quarter and record a provision against the net revenues. The volume of activity processed on the platform, which results in transaction revenue, is referred to as Total Payment Volume (“TPV”). The Company will earn additional fees on transactions where currency conversion is performed, when cross-border transactions are enabled (i.e., transactions where the merchant and consumer are in different countries), to facilitate the instant transfer of funds for customers from their HUMBL account to their debit card or bank account, and other miscellaneous fees. The Company will rely on third party partners to perform all money transmission services.

We may earn revenues from other value-added services, which are comprised primarily of revenue earned through partnerships, referral fees, subscription fees, gateway fees, ticketing, peer-to-peer payments and other services that will be provided to merchants and consumers. These contracts typically have one performance obligation which is provided and recognized over the term of the contract. The transaction price is generally fixed and known at the end of each reporting period; however, for some agreements, it may be necessary to estimate the transaction price using the expected value method. The Company is expected to record revenue earned in revenues from other value-added services on a net basis when they are considered the agent with respect to processing transactions.

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HUMBL Marketplace

We will recognize revenue when its transfer control of promised goods or services to customers in an amount that reflects the consideration to which is expected to be entitled in exchange for those goods or services.

Net Transaction Revenues

Our net transaction revenues will primarily include final value fees, feature fees, including fees to promote listings, and listing fees from sellers in our Marketplace. The net transaction revenues will also include store subscription and other fees often from large enterprise sellers. The net transaction revenues are reduced by incentives provided to customers.

Our net transaction revenues will primarily include final value fees, feature fees, including fees to promote listings, and listing fees from sellers in our Marketplace. The net transaction revenues will also include store subscription and other fees often from large enterprise sellers. The net transaction revenues are reduced by incentives provided to customers.

We have identified one performance obligation to sellers on the Marketplace platform, which is to connect buyers and sellers on the secure and trusted Marketplace platforms. Final value fees are recognized when an item is sold on a Marketplace platform, satisfying this performance obligation. There may be additional services available to Marketplace sellers, mainly to promote or feature listings, that are not distinct within the context of the contract. Accordingly, fees for these additional services are recognized when the single performance obligation is satisfied. Promoted listing fees are recognized when the item is sold and feature and listing fees are recognized when an item is sold, or when the contract expires.

To drive traffic to the platform, we will provide incentives to buyers and sellers in various forms including discounts on fees, discounts on items sold, coupons and rewards. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when the incentive is paid or promise to be paid. Promotions and incentives to most buyers on our Marketplace platforms, to whom there is no performance obligation, are recognized as sales and marketing expense. In addition, there may be credits provided to customers when certain fees are refunded. Credits are accounted for as variable consideration at contract inception when estimating the amount of revenue to be recognized when a performance obligation is satisfied to the extent that it is probable that a significant reversal of revenue will not occur and updated as additional information becomes available.

Ticketing Revenues

We have not recognized revenues from our ticketing services as of yet but expect to now that we have recently completed the acquisition of Tickeri. We expect to derive our ticketing revenues primarily from service fees and payment processing fees charged at the time a ticket for an event is sold. We also expect to derive revenues from providing certain creators with account management services and customer support. Our customers are expected to be primarily event creators who use our platform to sell tickets to attendees. Revenue will be recognized when or as control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We expect to allocate the transaction price by estimating a standalone selling price for each performance obligation using an expected cost plus a margin approach. For service fees and payment processing fees, revenue is expected to be recognized when the ticket is sold. For account management services and customer support, revenue is expected to be recognized over the period from the date of the sale of the ticket to the date of the event.

We will evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon our evaluation of whether we obtain control of the specified goods or services by considering if we are primarily responsible for fulfillment of the promise, have inventory risk, and have the latitude in establishing pricing and selecting suppliers, among other factors. We determined the event creator is expected to be the party responsible for fulfilling the promise to the attendee, as the creator is responsible for providing the event for which a ticket is sold, determines the price of the ticket and is responsible for providing a refund if the event is canceled. Our service is expected to provide a platform for the creator and event attendee to transact and our performance obligation is to facilitate and process that transaction and issue the ticket. The amount that we are expected to earn for our services is expected to be fixed. For the payment processing service, we determined that we are expected to be the principal in providing the service as we are expected to be responsible for fulfilling the promise to process the payment and we have discretion and latitude in establishing the price of our service. Based on our assessment, we are expected to record revenue on a net basis related to our ticketing service and on a gross basis related to our payment processing service. As a result, costs incurred for processing the transactions are expected to be included in cost of net revenues in the consolidated statements of operations.

Revenue is expected to be presented net of indirect taxes, value-added taxes, creator royalties and reserves for customer refunds, payment chargebacks and estimated uncollectible amounts. If an event is cancelled by a creator, then any obligations to provide refunds to event attendees are expected to be the responsibility of that creator. If a creator is unwilling or unable to fulfill their refund obligations, we may, at our discretion, provide attendee refunds. Revenue is also expected to be presented net of the amortization of creator signing fees when applicable. The benefit we are expected to receive by securing exclusive ticketing and payment processing rights with certain creators from creator signing fees is inseparable from the customer relationship with the creator and accordingly these fees are expected to be recorded as a reduction of revenue in the consolidated statements of operations.

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Marketing Services and Other Revenues

Marketing services and other revenues are derived principally from the sale of advertisements, classifieds fees, and revenue sharing arrangements. Advertising revenue is derived principally from the sale of online advertisements which are based on “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of our platforms) or “clicks” (which are generated each time users on our platforms click through our advertisements to an advertiser’s designated website) delivered to advertisers. The Company uses the output method and apply the practical expedient to recognize advertising revenue in the amount to which they have a right to invoice. For contracts with target advertising commitments with rebates, estimated payout is accounted for as a variable consideration to the extent it is probable that a significant reversal of revenue will not occur.

HUMBL Financial

Revenue is recognized upon transfer of control of promised services to customers in an amount to which the Company expects to be entitled in exchange for those services. Service subscription revenue is recognized for the month in which services are provided. If a customer pays for an annual subscription, revenue is allocated over the months in the subscription and recognized for each month of the service provided.

Significant Vendor Relationships

We have established contractual relationships with the following companies that we consider to be material to providing our four core product groups, HUMBL Pay, HUMBL Marketplace and HUMBL Financial:

We need in each country or region a payment processing company to allow the consumers to pay online the merchants using our software services. In the United States we have a Platform Connect Agreement and Services Agreement with Stripe, Inc. as well a Referral Agreement with Wyre, Inc. In South America we have a Payment Processing Services Agreement with Bexs Tehnologia Da Informacao LTDA. We have entered into the standard forms of agreements that these companies offer to companies such as ours that promote online purchase of goods and services.

We utilize Gumroad, an online platform that facilitates the sale of products by creators directly to consumer, to process payments for the monthly fee that HUMBL Financial charges its customers to use the service.

We utilize Very Good Security (“VGS”), a company that encrypts debit and credit card data as well as banking information, that allows us not to hold onto, see or decrypt any of the raw credit card or banking data from our customers since this information is handled directly by VGS which encrypts all of it and securely sends this data directly to Stripe.

Competition

Each of our three principal verticals is highly competitive. Throughout the globe, we currently face substantial competition from other service providers that offer mobile payments, ticketing, NFT marketplaces and digital asset investing products. We compete primarily on the basis of availability of services and products, unique product offerings and price.

HUMBL Pay competes with PayPal and Square.

HUMBL Marketplace competes with OpenSea, an open, decentralized marketplace for a large variety of digital items—from game items to digital collectibles to digital art, Makers Place, a digital creation platform powered by blockchain technology for digital creators, and Live Nation Entertainment, the world’s largest ticketing company.

HUMBL Financial competes with companies such as Shrimpy and Stacked Invest that also provide digital asset investing opportunities.

Employees and Human Capital

As of July 23, 2021, we had 25 full time employees. None of our employees or personnel is represented by a labor union, and we consider our employee/personnel relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants.

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Properties

We purchased a commercial property in the form of a suite at a luxury hotel. HUMBL is the owner of this suite and entered into a long-term rental agreement with the hotel to manage the property. HUMBL has use of the suite for 28 calendar days a year, and will receive their proportionate income for the other days the suite is being used. We currently rent an office in San Diego, California at a monthly cost of $12,400 on a six-month lease (“Company Headquarters”). We believe that the Company Headquarters is currently adequate for the purposes of our operations.

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, there are no legal proceedings that are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

We recently received from Charles Lass a notification that he had filed four trademark applications using the HUMBL name in various classes. We have advised Mr. Lass through our trademark counsel that he should immediately discontinue any use of the trademark for similar services regarding his claims of ownership of the trademark HUMBL and reminded him that we had various trademarks issued under the name HUMBL with a first use date of April 1, 2018 and that his previous attempt at using the HUMBL name had resulted in him receiving a cease and desist letter from us dated April 14, 2020 regarding his since abandoned trademark filings for HUMBL. We intend to vigorously contest any effort by Mr. Lass to violate our trademark protection under federal law.

MANAGEMENT

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of stockholders or until his or her successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors. The following table sets forth information regarding the members of our board of directors and our executive officers:

The following persons are the executive officers and directors of our Company:

Name	Age	Position
Brian Foote	42	President; Chief Executive Officer; Chairman
Jeffrey Hinshaw	34	Chief Operating Officer; Chief Financial Officer; Director
William B. Hoagland	39	Director
Michele Rivera	46	Vice President, Global Partnerships; Director
Javier Gonzalez	34	Chief Technology Officer
Karen Garcia	50	Vice President, Major Accounts

Brian Foote has been our Chairman, President and Chief Executive Officer since November 24, 2020. Immediately prior to co-founding our predecessor entity HUMBL LLC in May 2019 (“HUMBL LLC”), Mr. Foote worked as a Strategic Consultant across a variety of projects at Epson from January 2011 to May 2019 including omnichannel marketing, sales and product launch strategies. From March 2005 to February 2011, Mr. Foote worked as a Senior VP of Sales and Marketing at The Wilkinson Group, a consulting group specializing in events and sponsorships. We believe that the broad business experience of Mr. Foote, including his experience with the daily operations of companies as well as with the challenges of growing companies, makes him qualified to be a member of our Board of Directors.

Jeffrey Hinshaw has served as our Chief Operating Officer, Chief Financial Officer, Corporate Secretary and a member of our Board of Directors since November 24, 2020. Immediately prior to co-founding HUMBL LLC in May 2019, Mr. Hinshaw worked as an adjunct faculty at San Diego State University. From July 2017 to November 2017, Mr. Hinshaw worked as a business analyst at Sempra Energy. From February 2015 to November 2018, Mr. Hinshaw worked as a strategic advisor to Balance Tracking Systems. From August 2012 to May 2014, Mr. Hinshaw worked as a graduate researcher in biomechanics at San Diego State University. We believe that this varied experience makes him qualified to be a member of our Board of Directors.

William B. Hoagland has served as a member of our Board of Directors since July 23, 2021. Since 2019, Mr. Hoagland has served as the Chief Financial Officer of Ecoark Holdings, Inc. Immediately prior to joining Ecoark Holdings, Inc. in 2019, Mr. Hoagland spent the previous eight years as Managing Member of Trend Discovery Capital Management (“Trend Discovery”), a hybrid hedge fund with a track record of outperforming the S&P 500. Prior to founding Trend Discovery in 2011, Mr. Hoagland spent six years as a Senior Associate at Prudential Global Investment Management (PGIM), working in both PGIM’s Newark, NJ and London, England offices. Mr. Hoagland holds the Chartered Financial Analyst designation and is a Level III candidate in the Chartered Market Technician Program. We believe that this varied experience makes him qualified to be a member of our Board of Directors.

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Michele Rivera has served as Vice President, Global Partnerships and has been a member of our Board of Directors since November 24, 2020. Prior to co-founding HUMBL LLC in May 2019, Ms. Rivera was a Retailer with ECSD from November 2018 to February 2019. Prior to that, Ms. Rivera worked as a Home Furnishings Retailer at Williams Sonoma Inc. from October 1999 to October 2018. We believe that the business experience of Ms. Rivera, including her experience with the daily operations of companies as well as with the challenges of growing companies, makes her qualified to be a member of our Board of Directors.

Javier Gonzalez has served as our Chief Technology Officer since June 3, 2021. Since November 2010, Mr. Gonzalez has worked as the Chief Technology Officer of Tickeri, Inc., a leading ticket broker in the Latin American and Caribbean ticketing market. From January 2008 to January 2015, Mr. Gonzalez also worked as the Chief Technology Officer of Kesta Happenings. From November 2007 to April 2013, Mr. Gonzalez worked as a Software Engineer for AboutWeb.

Karen Garcia has served as Vice President, Major Accounts, since November 24, 2020. Prior to co-founding HUMBL LLC in May 2019, Ms. Garcia worked as the Residents Service Manager at Garden Communities from August 2018 to June 2019. From April 2017 to August 2018, Ms. Garcia worked as a Home Stager and Designer for Beach and Country Home Staging and Design. From February 2014 to April 2017, Ms. Garcia was a General Store Manager for Pottery Barn Kids.

Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above. With regard to Mr. Foote, the Board considered their day-to-day operational leadership of our company and in-depth knowledge of our business and experience in corporate management that will assist our corporate governance.

The Board of Directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the Board of Directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The Board of Directors has determined that none of our directors is independent within the meaning of the Nasdaq Marketplace Rules cited above, and that we do not have an audit committee financial expert as that term is defined by listing standards of the national securities exchanges and SEC rules, including the rules relating to the independence standards of an audit committee and the non-employee director definition of Rule 16b-3 under the Securities Exchange Act of 1934.

Director or Officer Involvement in Certain Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Directors and Officers Liability Insurance

We do not have directors’ and officers’ liability insurance. Our officers and directors have indemnification rights under applicable laws, and our certificate of incorporation and bylaws.

Committees of the Board of Directors

Currently, our Board of Directors acts as audit, nominating, corporate governance and compensation committees. The Board of Directors has adopted charters relative to its audit committee, compensation committee and nominating committee. Until such time as we add more members to the Board, the entire Board will determine all matters and no committees have been formed. We intend to appoint persons to the board of directors and committees of the board of directors as required to meet the corporate governance requirements of a national securities exchange, although we are not required to comply with these requirements until we are listed on a national securities exchange. We intend to appoint directors in the future so that we have a majority of our directors who will be independent directors, and of which at least one director will qualify as an “audit committee financial expert,” prior to a listing on a national securities exchange.

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Audit Committee

The audit committee’s duties under the terms of its charter are to recommend to our board of directors the engagement of independent auditors to audit our financial statements and to include the terms of its charter review our accounting and auditing principles. The audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee oversees the independent auditors, including their independence and objectivity. However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors. The audit committee members possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee

The compensation committee has certain duties and powers as described in its charter, including but not limited to periodically reviewing and approving our salary and benefits policies, compensation of our executive officers, administering our stock option plans, and recommending and approving grants of stock options under those plans.

Nominating Committee

Under the charter of our nominating and corporate governance committee, the nominating and corporate governance committee considers and makes recommendations on matters related to the practices, policies and procedures of the board of directors and takes a leadership role in shaping our corporate governance. As part of its duties, the nominating and corporate governance committee assesses the size, structure and composition of the board of directors and its committees, coordinates evaluation of board performance and reviews board compensation. The nominating and corporate governance committee also acts as a screening and nominating committee for candidates considered for election to the board of directors.

Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving as a member of our board of directors.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. We will post a copy of our code of ethics on our website, and intend to post amendments to this code, or any waivers of its requirements, as well.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our Board of Directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transaction (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors. We expect to have at least three independent directors serving on the Board of Directors and intend to maintain a Board of Directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

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The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, by-laws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of the Company during the years ended December 31, 2020 and 2019; and (ii) each other individual that served as an executive officer of the Company at the conclusion of the years ended December 31, 2020 and 2019 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this report, these individuals are collectively the “named executive officers” of our Company.

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Brian Foote,	2020	$30,000	—	—	—	—	—	—	$30,000
Chairman, President and Chief Executive Officer	2019	$56,544	—	—	—	—	—	—	$56,544

Jeffrey Hinshaw	2020	$48,750	—	—	—	—	—	—	$48,750
Chief Operating Officer, Chief Financial Officer	2019	$15,000	—	—	—	—	—		$15,000

William B. Hoagland,	2020
Director	2019

Michele Rivera	2020	$53,900							$53,900
Vice President, Global Partnerships	2019	$35,751	—	—	—	—	—	—	$35,751

Karen Garcia	2020	$32,487							$32,487
Vice President, Major Accounts	2019	$21,270	—	—	—	—	—		$21,270

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Employment and Advisory Agreements

On June 3, 2021, we entered into an employment agreement with Javier Gonzalez, our Chief Technology Officer and Juan Luis Gonzalez, the CEO of our subsidiary, Tickeri, Inc. The employment agreements provide that each executive will receive a salary of $150,000 a year. On June 30, 2021, Doug Brandt and Kevin Childress entered into employment agreements with our subsidiary, Monster Creative, LLC. Pursuant to those employment agreements, Mr. Brandt will be paid $500,000 a year and Mr. Childress will be paid $400,000 a year. Mr. Brandt will act as Chief Executive Officer of Monster Creative, LLC and Mr. Childress will act as President and Creative Director of Monster Creative, LLC. On July 13, 2021, we entered into a new employment agreement with Brian Foote, our Chairman, President and Chief Executive Officer; Jeffrey Hinshaw, our Chief Operating Officer, and Corporate Secretary; Michele Rivera, our Vice President, Global Partnerships; and Karen Garcia, Vice President, Major Accounts. The employment agreements are all in the same form and provide that Mr. Foote will receive a salary of $1 and each of the other three officers will receive salaries of $90,000 a year.

Each of the above employment agreements provides for termination by us upon the death or disability (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of his obligations to us. In the event the employment agreement is terminated by us without cause or the employee resigns for good reason, the terminated employee will be entitled to compensation for the balance of the term.

Each executive also entered into a confidentiality and invention assignment agreement in conjunction with his or her employment agreement which contains covenants prohibiting him or her from disclosure of confidential information regarding our company at any time. The employment agreements for Juan Gonzalez, Javier Gonzalez, Doug Brandt and Kevin Childress also contain covenants restricting them from competing against the Company and its subsidiaries during the term of their employment and for a period of time thereafter.

Equity Compensation Plan Information

On July 21 2021, our Board of Directors and stockholders adopted our 2021 Stock Incentive Plan (the “2021 Plan”). The purpose of the Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the Plan, we are authorized to issue up to 20,000,000 shares of Common Stock, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long-term incentive awards.

Administration. The 2021 Plan is administered by the Board of Directors or the committee or committees as may be appointed by the Board of Directors from time to time (the “Administrator”). The Administrator determines the persons who are to receive awards, the types of awards to be granted, the number of shares subject to each such award and the terms and conditions of such awards. The Administrator also has the authority to interpret the provisions of the 2021 Plan and of any awards granted there under and to modify awards granted under the 2021 Plan. The Administrator may not, however, reduce the price of options or stock appreciation rights issued under the 2021 Plan without prior approval of the Company’s shareholders.

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Eligibility. The 2021 Plan provides that awards may be granted to employees, officers, directors and consultants of the Company or of any parent, subsidiary or other affiliate of the Company as the Administrator may determine. A person may be granted more than one award under the 2021 Plan.

Shares that are subject to issuance upon exercise of an option under the 2021 Plan but cease to be subject to such option for any reason (other than exercise of such option), and shares that are subject to an award granted under the 2021 Plan but are forfeited or repurchased by the Company at the original issue price, or that are subject to an award that terminates without shares being issued, will again be available for grant and issuance under the 2021 Plan.

Terms of Options and Stock Appreciation Rights. The Administrator determines many of the terms and conditions of each option and SAR granted under the 2021 Plan, including whether the option is to be an incentive stock option or a non-qualified stock option, whether the SAR is a related SAR or a freestanding SAR, the number of shares subject to each option or SAR, and the exercise price of the option and the periods during which the option or SAR may be exercised. Each option and SAR is evidenced by a grant agreement in such form as the Administrator approves and is subject to the following conditions (as described in further detail in the 2021 Plan):

(a) Vesting and Exercisability: Options, restricted shares and SARs become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Administrator in its discretion and as set forth in the related grant agreement. The term of each option is also set by the Administrator. However, a related SAR will be exercisable at the time or times, and only to the extent, that the option is exercisable and will not be transferable except to the extent that the option is transferable. A freestanding SAR will be exercisable as determined by the Administrator but in no event after 10 years from the date of grant.

(b) Exercise Price: Each grant agreement states the related option exercise price, which, in the case of SARs, may not be less than 100% of the fair market value of the Company’s shares of common stock on the date of the grant. The exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of shares of the Company’s common stock on the date of grant.

(c) Method of Exercise: The option exercise price is typically payable in cash, common stock or a combination of cash of common stock, as determined by the Administrator, but may also be payable, at the discretion of the Administrator, in a number of other forms of consideration.

(d) Recapitalization; Change of Control: The number of shares subject to any award, and the number of shares issuable under the 2021 Plan, are subject to proportionate adjustment in the event of a stock dividend, spin-off, split-up, recapitalization, merger, consolidation, business combination or exchange of shares and the like. Except as otherwise provided in any written agreement between the participant and the Company in effect when a change in control occurs, in the event an acquiring company does not assume plan awards (i) all outstanding options and SARs shall become fully vested and exercisable; (ii) for performance-based awards, all performance goals or performance criteria shall be deemed achieved at target levels and all other terms and conditions met, with award payout prorated for the portion of the performance period completed as of the change in control and payment to occur within 45 days of the change in control; (iii) all restrictions and conditional applicable to any restricted stock award shall lapse; (iv) all restrictions and conditions applicable to any restricted stock units shall lapse and payment shall be made within 45 days of the change in control; and (v) all other awards shall be delivered or paid within 45 days of the change in control.

(e) Other Provisions: The option grant and exercise agreements authorized under the 2021 Plan, which may be different for each option, may contain such other provisions as the Administrator deems advisable, including without limitation, (i) restrictions upon the exercise of the option and (ii) a right of repurchase in favor of the Company to repurchase unvested shares held by an optionee upon termination of the optionee’s employment at the original purchase price.

Amendment and Termination of the 2021 Plan. The Administrator, to the extent permitted by law, and with respect to any shares at the time not subject to awards, may suspend or discontinue the 2021 Plan or amend the 2021 Plan in any respect; provided that the Administrator may not, without approval of the stockholders, amend the 2021 Plan in a manner that requires stockholder approval.

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PRINCIPAL SECURITYHOLDERS

The following table sets forth certain information as of July 23, 2021, the beneficial ownership of our common stock by the following persons:

●	each person or entity who, to our knowledge, owns more than 5% of our common stock;

●	our executive officers named in the Summary Compensation Table above;

●	each director; and

●	all of our executive officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o 600 B Street, San Diego, California 92102, and our telephone number is (786) 738-9012. Shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of the date of this prospectus, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding the options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

Name and Address of Beneficial Owner	Class of Securities	# of Shares	% of Class	% of Voting Shares(2)

Brian Foote(1)	Common	11,894,304	1.30%	68.51%
	Series A Preferred	7,000,000	100%
	Series B Preferred	240,357	43.47%

Jeffrey Hinshaw(1)	Common	3,081,811	*	2.95%
	Series B Preferred	40,269	7.28%

Michele Rivera(1)	Series B Preferred	28,175	5.10%	2.05%

William B. Hoagland	Common

Karen Garcia	Series B Preferred	11,683	2.11%	*

Javier Gonzalez	Common	4,672,897	*	*
	Series B Preferred	25	*

Mark Grado	Series B Preferred	56,079	10.14%	4.08%

Stephen L. Foote and Sandra M. Foote as Trustees of the Stephen L. Foote and Sandra M. Foote Revocable Trust u/a/d December 14, 2014, as amended May 13, 2014	Series B Preferred	33,561	6.07%	2.4%

All Officers and Directors as a Group (6 persons)
Common		19,649,012	2.16%	*
Series A Preferred		7,000,000	100%	50.93%
Series B Preferred		410,149	74.18%	29.84%

(1)	Officer and/or director of our Company.
(2)	Voting control is based on a total of 13,743,808,706 voting rights attributable to shares of our commons stock with one vote per share, shares of our Series A Preferred stock with 1,000 votes per share and shares of our Series B Preferred stock with 10,000 votes per share.

*	less than 1% of the issued and outstanding shares of common stock.

We have agreed to keep such registration effective until all shares of common stock can be sold without registration pursuant to Rule 144 under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Except as set forth below, during the past three years, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members.

Brian Foote’s parents, sister and cousin were investors in HUMBL LLC and are investors in Brighton Capital. The foregoing relatives own approximately 26.67% of the investor interests in Brighton Capital and have no management or control rights over the operations of Brighton Capital.

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DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our authorized capital stock consists of 7,450,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.00001 per share.

Issued and Outstanding Capital Stock

The issued and outstanding securities of the Company on the date of this prospectus are as follows:

●	910,334,393 shares of common stock;

●	7,000,000 shares of Series A preferred stock;

●	552,029 shares of Series B preferred stock; and

●	Warrants to purchase 295,225,000 shares of common stock at a range of $0.20 to $1.00 per share.

Description of Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to the articles of incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of common stock. Our Articles of Incorporation do not provide for cumulative voting in the election of directors. The common stockholders will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Upon liquidation, dissolution or winding up of the Company, the common stockholders will be entitled to receive pro rata all assets available for distribution to such holders.

Description of Preferred Stock

We have 10,000,000 shares of preferred stock authorized of which we have designated 7,000,000 shares of Series A preferred stock, 900,000 shares of Series B preferred stock and 150,000 shares of Series C preferred stock.

Voting Rights

Holders of our Series A preferred stock are entitled to 1,000 votes for each share held on all matters submitted to a vote of stockholders, holders of our Series B preferred stock are entitled to 10,000 votes for each share held on all matters submitted to a vote of stockholders, and holders of our Series C preferred stock are entitled to 5,000 votes for each share hold on all matters submitted to a vote of stockholders on any matter that is submitted to a vote of stockholders.

Conversion Rights

Only our Series B preferred stock is convertible into common stock. Holders of Series B preferred stock may at any time after December 3, 2021 convert each share of Series B preferred stock into 10,000 shares of common stock.

Dividends

Holders of our shares of Series A preferred stock, Series B preferred stock and Series C preferred stock shall be entitled to receive dividends, out of funds legally available for that purpose, on the same terms and conditions as that of holders of common stock, as may be declared by the Board of Directors.

Redemption Rights

We have the right to redeem some or all the shares of the holders of our Series A preferred stock, Series B preferred stock and Series C preferred stock in the event of a Change of Control (defined in our amended certificate of incorporation as the time at which as a third party not affiliated with the Company or any holders of the Series A preferred stock, Series B preferred stock and Series C preferred stock shall have acquired, in one or a series of related transactions, more than 50% of our outstanding voting securities) at a price equal to 100% of their liquidation value.

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Liquidation Rights

Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of the Series A preferred, Series B preferred and Series C preferred will be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the liquidation value of their preferred shares before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Company are insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series A preferred stock, the Series B preferred stock and the Series C preferred stock shall be ratably distributed among those holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended certificate of incorporation and our bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended Certificate of Incorporation and Bylaw Provisions

Our amended certificate of incorporation and our bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies

Our amended certificate of incorporation and bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Amendments to our amended certificate of incorporation will require the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock. Our amended and restated bylaws will provide that the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common voting together as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

44

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Chancery Court of the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our bylaws also provide that the federal district court in the State of Delaware will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act and the Securities Exchange Act of 1934.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. We note that stockholders cannot waive compliance (or consent to non-compliance) with the federal securities laws and the rules and regulations thereunder.

Transfer Agent

Our transfer agent is Pacific Stock Transfer Company, 6725 Via Austi Parkway, Suite 300, Las Vegas, Nevada.

Blank Check Preferred Stock

The ability to authorize “blank check” preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Delaware General Corporation Law (“DGCL”) Section 145 provides us with the power to indemnify any of our directors, officers, employees and agents. The person entitled to indemnification must have conducted himself in good faith, and must reasonably believe that his conduct was in, or not opposed to, our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe that his conduct was unlawful.

Under DGCL section 145, advances for expenses may be made by agreement if the director or officer affirms in writing that he has met the standards for indemnification and will personally repay the expenses if it is determined that such officer or director did not meet those standards.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been a director or officer of the Company. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. No advance will be made by the Company to a party if it is determined that the party acting in bad faith. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

We have a limited public market for our common stock and a limited number of shares in the public float. Sales of substantial amounts of our common stock in the public market resulting from this Offering could adversely affect the prevailing market price and our ability to raise capital in the future.

45

As of the date of this prospectus, we have 910,334,393 shares of common stock issued and outstanding. Upon the completion of this offering, we will have outstanding an aggregate of up to an additional 105,841,627 including the shares of the Selling Stockholders. All 105,841,627 shares included in this offering will be freely tradable without restriction or further registration under the Securities Act. Of the 910,334,393 shares of our common stock outstanding prior to the completion of this offering and held by existing stockholders, approximately 827,424,779 shares are currently free trading and the remaining are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or one of our affiliates at least six months prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	One percent of the number of shares of common stock then outstanding, which will equal approximately 10,161,760 shares immediately after this offering; or

●	The average weekly trading volume of the common stock on a national securities exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

●	In addition to these volume limitations, sales of unregistered shares of our common stock in reliance on Rule 144 may only be made by affiliates if such sales:

●	are preceded by a notice filing on Form 144;

●	are limited to broker’s transactions, as such term is defined under Section 4(a)(4) of the Securities Act; and

●	only occur at a time when current public information about us is available, which generally would require that we are not delinquent with any of our reports required pursuant to Sections 13 or 15(d) of the Exchange Act. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, with the exception of the holding period requirement.

Under Rule 144, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144. If the non-affiliate has held the shares for at least one year, then the shares may be sold without regard to the public information provisions of Rule 144. Therefore, unless otherwise restricted, shares held by non-affiliates may be sold immediately upon the expiration of the lock-up agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who acquire shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance of Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Penny Stock Rules

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than US $5.00. Penny stock rules require a broker- dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares may in the future be subject to such penny stock rules in which care our stockholders would, in all likelihood, as a result of the penny stock rules, find it difficult to sell their securities.

46

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their securities or interests in such securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. The securities may be offered by the Selling Stockholders at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The aggregate proceeds to the Selling Stockholders from the sale of the securities offered by them will be the purchase price of the securities less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from the sale or other disposition of the securities by the Selling Stockholders. However, we will receive up to approximately $17,625,000 in gross proceeds upon the cash exercise of the warrants issued to the Selling Stockholders and up to $50,000,000 through potential sales of our common stock to Brighton Capital under the EFA.

The Selling Stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the securities to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement.

The maximum amount of compensation to be received by any FINRA member or independent broker-dealer for the sale of any securities registered under this prospectus will not be greater than 8% of the gross proceeds from the sale of such securities.

To comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, the securities may not be sold unless they have been registered or qualified for sale under the applicable state securities laws, or an exemption from registration or qualification requirements is available and is complied with, or registration or qualification is otherwise not required.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Stockholders and their affiliates. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

We intend to seek qualification for sale of the securities in those states where the securities will be offered. That qualification is necessary to resell the securities in the public market. The securities can only be offered if they are qualified for sale or are exempt from qualification in the states in which the selling stockholders or proposed purchasers reside. There is no assurance that the states in which we seek qualification will approve of the security re-sales.

LEGAL MATTERS

Culhane Meadows PLLC, 1101 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 20004, will pass upon the validity of the shares of our common stock to be sold in this Offering.

EXPERTS

The financial statements of the Company as of and for the years ended December 31, 2020 and 2019, included in this prospectus have been audited by B.F. Borgers CPA PC, an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

47

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www. agrocapitalmanagementcorp.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

48

HUMBL, INC.

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of HUMBL, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HUMBL, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statement of operations, stockholders’ equity (deficit), and cash flows for the period May 13, 2019 (Inception) through December 31, 2019 and through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the period May 13, 2019 (Inception) through December 31, 2019 and through December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2021

Lakewood, CO

April 14, 2021

F-2

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

BALANCE SHEETS

	December 31 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash	$1,720,979	$4,855
Due from related parties, net	77,146	-
Prepaid expenses and other current assets	7,445	2,395
Total current assets	1,805,570	7,250

NON-CURRENT ASSETS
Goodwill	-	-
Total non-current assets	-	-
TOTAL ASSETS	$1,805,570	$7,250

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$20,392	$3,081
Due to related parties, net	-	80,211
Deferred revenue	43,243	-
Note payable	40,000	-
Current portion of convertible promissory notes, net of discount	141,103	-
Total current liabilities	244,738	83,292

LONG-TERM LIABILITIES
Convertible promissory notes, net of discount, net of current portion	-	-
Total non-current liabilities	-	-

TOTAL LIABILITIES	244,738	83,292

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, 7,000,000 shares Series A Preferred stock authorized and 900,000 Series B Preferred stock authorized
Series A Preferred stock, par value $0.00001; 7,000,000 and 0 issued and outstanding as of December 31, 2020 and 2019, respectively	70	-
Series B Preferred stock, par value $0.00001; 0 issued and outstanding as of December 31, 2020 and 2019, respectively	-	-
Series C Preferred stock, par value $0.00001; 0 issued and outstanding as of December 31, 2020 and 2019, respectively	-	-
Common stock, par value $0.00001; 5,000,000,000 shares authorized, 974,177,443 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	9,742	-
Additional paid in capital	2,545,825	205,500
Accumulated deficit	(994,805)	(281,542)
Total stockholders’ equity (deficit)	1,560,832	(76,042)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,805,570	$7,250

See notes to financial statements.

F-3

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020 AND PERIOD MAY 13, 2019 (INCEPTION) THROUGH DECEMBER 31,2019

	2020	2019

REVENUES	$-	$-

COST OF REVENUES	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES:
Development costs	96,567	86,755
Professional fees	539,568	187,003
General and administrative	69,589	6,984
Total operating expenses	705,724	280,742
LOSS FROM OPERATIONS BEFORE OTHER EXPENSES	(705,724)	(280,742)

OTHER INCOME (EXPENSE):
Interest expense, net of interest income	(6,739)	(-)
Total other income (expense)	(6,739)	(-)
LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(712,463)	(280,742)
PROVISION FOR INCOME TAXES	(800)	(800)
NET LOSS	$(713,263)	$(281,542)

NET LOSS PER SHARE
Basic and diluted	$(0.0007)	$-

SHARES USED IN CALCULATION OF NET LOSS PER SHARE
Basic and diluted	982,108,478	-

See notes to financial statements.

F-4

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020 AND PERIOD MAY 13, 2019 (INCEPTION) THROUGH DECEMBER 31,2019

	2020	2019

Cash flows from operating activities:
Net loss	$(713,263)	$(281,542)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt discount	2,042	-
Changes in assets and liabilities
Prepaid expenses and other current assets	(5,050)	(2,395)
Increase (decrease) in amounts due related parties	(157,357)	80,211
Accounts payable and accrued expenses	17,311	3,081
Net cash used in operating activities	(856,317)	(200,645)

Cash flows from investing activities:
Purchases of intangible assets	-	-
Purchases of fixed assets	-	-
Net cash used in investing activities	-	-

Cash flows from financing activities:
Proceeds from sales of membership interests of HUMBL, LLC	1,307,441	205,500
Proceeds from convertible note payable – related party	225,000	-
Proceeds from sales of warrants and country rights option (included in deferred revenue)	1,000,000	-
Proceeds from note payable	40,000	-
Net cash provided by financing activities	2,572,441	205,500
NET INCREASE IN CASH	1,716,124	4,855
Cash - beginning of period	4,855	-
Cash - end of period	$1,720,979	$4,855

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$3,750	$-
Cash paid for income taxes	$800	$800

SUMMARY OF NONCASH ACTIVITIES:
Cancellation of common shares	$250	$-
Effect of reverse merger	$10,062	$-
Debt discount on convertible notes payable	$85,939	$-

See notes to financial statements.

F-5

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2020 AND PERIOD MAY 13, 2019 (INCEPTION) THROUGH DECEMBER 31,2019

	Series A Preferred		Series B/C Preferred		Common		Additional
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
Balances at May 13, 2019	-	$-	-	$-	-	$-	$-	$-	$-
Members interest purchased for cash	-	-	-	-	-	-	205,500	-	205,500

Net loss for the period	-	-	-	-	-	-	-	(281,542)	(281,542)

Balances at December 31, 2019	-	-	-	-	-	-	205,500	(281,542)	(76,042)

Members interest purchased for cash	-	-	-	-	-	-	1,307,441	-	1,307.441
Shares issued in reverse merger with HUMBL	7,000,000	70	-	-	999,177,443	9,992	(10,062)	-	-
Share cancellation	-	-	-	-	(25,000,000)	(250)	250	-	-
Debt discount on convertible notes	-	-	-	-	-	-	85,939	-	85,939
Warrant purchases	-	-	-	-	-	-	956,757	-	956,757

Net loss for the year	-	-	-	-	-	-	-	(713,263)	(713,263)

Balances at December 31, 2020	7,000,000	$70	-	$-	974,177,443	$9,742	$2,545,825	$(994,805)	$1,560,832

See notes to financial statements.

F-6

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1: NATURE OF OPERATIONS

HUMBL, Inc. (formerly Tesoro Enterprises, Inc.), an Oklahoma corporation (“Company”), was incorporated November 12, 2009. The Company was redomiciled on November 30, 2020 to the State of Delaware.

Simultaneously with the November 12, 2009 incorporation, the Company entered into a share exchange agreement with Fashion Floor Covering and Tile, Inc. (“FFC&T), whereby the sole stockholder of FFC&T received 125,000 shares of the Company’s restricted shares of common stock in exchange for all the outstanding shares of FFC&T. FFC&T is a full line (wood, carpet and tile) retail dealer and installer of floor and hard wall covering materials. FFC&T has been in business for over twenty-five years under the same ownership and management.

On December 3, 2020, HUMBL, LLC (“HUMBL LLC”) merged into the Company in what is accounted for as a reverse merger. Under the terms of the Merger Agreement, HUMBL LLC exchanged 100% of their membership interests for 552,029 shares of newly created Series B Preferred Stock. The Series B Preferred shares were issued to the respective members of HUMBL LLC following the approval by FINRA of a one-for-four reverse stock split of the common shares and the increase in the authorized common shares to 7,450,000,000 shares, and 10,000,000 preferred shares.

The FINRA approval for both the increase in the authorized common shares and reverse stock split occurred on February 26, 2021. To assume control of the Company, the former CEO, Henry Boucher assigned his 7,000,000 shares of Series A Preferred Stock to Brian Foote, the President and CEO of HUMBL LLC for a $40,000 note payable. The Series A Preferred Stock is not convertible into common stock; however, it has voting rights of 10,000 votes per 1 share of stock. After the reverse merger was completed, HUMBL LLC ceased doing business, and all operations were conducted under Tesoro Enterprises, Inc. which later changed their name to HUMBL, Inc. (“HUMBL” or the “Company”).

All share figures and per share amounts have been stated retroactively for the reverse stock split.

HUMBL is a Web 3, digital commerce platform that was built to connect consumers, freelancers and merchants in the digital economy. HUMBL provides simple tools and packaging for complex new technologies like blockchain, in the same way that previous cycles of e-commerce and cloud were more simply packaged by companies like Facebook, Apple, Amazon and Netflix (FAANG) over the past several decades.

The goal of HUMBL is to provide ready built tools, and platforms, for consumers and merchants to seamlessly participate in the digital economy. HUMBL is built on a patent-pending decentralized technology stack that utilizes both core and partner technologies, to provide faster connections to the digital economy and each other.

HUMBL has three interconnected product verticals:

●	HUMBL Pay – A mobile app that allows peers, consumers and merchants to connect in the digital economy
●	HUMBL Marketplace – A mobile marketplace that allows consumers and merchants to connect more seamlessly in the digital economy
●	HUMBL Financial – Financial products and services, targeted for simplified investing on the blockchain

HUMBL Pay

HUMBL is developing a mobile application that allows customers to migrate to digital forms of payment, along with services such as maps, ratings, reviews. The company is also working rapidly to integrate the use of search, discovery, peer-to-peer cash and ticketing around the world, as these services migrate into digital and blockchain-based modalities.

F-7

● Individuals - Consumers who want to discover, pay, rate and review experiences digitally vs. paper bills and hardware POS

● Freelancers - Service providers and gig workers that want to get paid from anywhere they work vs. paper bills and hardware POS

● Merchants – Primarily brick and mortar vendors that want to get paid digitally vs. paper bills and hardware POS

HUMBL Marketplace

HUMBL is developing the capability for merchants to list a wide range of soft goods and digital assets to mid-market audiences, that, when appropriate, incorporate the benefits of blockchain. HUMBL provides merchants with the ability to list and sell goods with greater levels of authentication, by using technologies such as the HUMBL Token Engine and HUMBL Origin Assurance, to improve the merchant ability to trade, track and pay for assets.

HUMBL is also working to issue NFTs (Non-Fungible Tokens) that allow entities like individual global athletes, celebrities, agencies, artists and companies to monetize their digital images, multimedia, content and catalogues on the blockchain. The Company will work with clients to create, list and sell their NFTs across a variety of modalities and platforms.

HUMBL Financial (officially launched January 25, 2021)

HUMBL Financial is developing the ability to package the new, digital asset investment markets into “one click” for the customer. With the total value of the digital asset markets in excess of $2 trillion dollars, there is increased conviction that investment markets will need to migrate to more digital forms of asset tokenization. This will create opportunities for a new generation of market participants on the blockchain.

HUMBL Financial has developed index, active and thematic investment products called Exchange Traded Index (ETX) products that allow customers to invest in baskets of assets on the blockchain. These products are non-custodial, algorithmically driven software services that allow customers to purchase and hold digital assets in pre-set allocations through their own digital asset exchange accounts.

The recent unprecedented events related to COVID-19, the disease caused by the novel coronavirus (SARS-CoV-2), have had significant health, economic, and market impacts and may have short-term and long-term adverse effects on our business that we cannot predict as the global pandemic continues to evolve. The extent and effectiveness of responses by governments and other organizations also cannot be predicted.

Our ability to access the capital markets and maintain existing operations is unknown during the COVID-19 pandemic. Any such limitation on available financing and how we conduct business with our customers and vendors would adversely affect our business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (the “Commission” or the “SEC”). It is management’s opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

The Company applies the guidance of Topic 805 Business Combinations of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

As the acquisition of HUMBL resulted in the owners of HUMBL gaining control over the combined entity after the transaction, and the shareholders of Tesoro Enterprises, Inc. continuing only as passive investors, the transaction was not considered a business combination under the ASC. Instead, this transaction was considered to be a capital transaction of the legal acquiree (HUMBL) and was equivalent to the issuance of shares by HUMBL for the net monetary assets of Tesoro Enterprises, Inc. accompanied by a recapitalization. As a result, all historical balances are those of HUMBL as they are the accounting acquirer.

F-8

Under generally accepted accounting principles of the United States, any excess of the fair value of the shares issued by HUMBL over the value of the net monetary assets of Tesoro Enterprises, Inc. is recognized as a reduction of equity. There was no excess of fair value in this transaction.

Reclassification

The Company has reclassified certain amounts in the 2019 financial statements to comply with the 2020 presentation. These principally relate to classification of certain expenses and liabilities. The reclassifications had no impact on total net loss or net cash flows for the period ended December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, management’s estimate of provisions required for permanent and temporary differences related to income taxes, liabilities to accrue, and determination of the fair value of stock awards. Actual results could differ from those estimates.

Cash

Cash consists of cash and demand deposits with an original maturity of three months or less. The Company holds no cash equivalents as of December 31, 2020 and 2019, respectively. The Company maintains cash balances in excess of the FDIC insured limit at a single bank. The Company does not consider this risk to be material.

Fixed Assets and Long-Lived Assets

ASC 360 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted Accounting Standard Update (“ASU”) 2017-04 Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Intangible assets with finite useful lives are stated at cost less accumulated amortization and impairment.

The Company assesses the impairment of identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers to be important which could trigger an impairment review include the following:

1.	Significant underperformance relative to expected historical or projected future operating results;

2.	Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

3.	Significant negative industry or economic trends.

When the Company determines that the carrying value of intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

F-9

The Company tested the carrying value of its long-lived assets for recoverability during the year ended December 31, 2020, and there were no indicators of impairment noted during this period.

Subsequent Events

Subsequent events were evaluated through the date the financial statements were filed.

Revenue Recognition

The Company accounts for a contract with a customer that is within the scope of this Topic only when the five steps of revenue recognition under ASC 606 are met.

The five core principles will be evaluated for each service provided by the Company and is further supported by applicable guidance in ASC 606 to support the Company’s recognition of revenue.

The Company accounts for revenues based on the verticals in which they were earned. The three principal verticals in which the Company operates today are HUMBL Pay, HUMBL Marketplace and HUMBL Financial.

HUMBL Pay

The Company is anticipated to earn transaction revenues primarily from fees charged to merchants and consumers on a transaction basis through its mobile application. These fees may have a fixed and/or variable component. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. For a portion of our transactions, the variable component of the fee is eligible for reimbursement when the underlying transaction is approved for a refund. The Company may estimate the amount of fee refunds that will be processed each quarter and record a provision against the net revenues. The volume of activity processed on the platform, which results in transaction revenue, is referred to as Total Payment Volume (“TPV”). The Company will earn additional fees on transactions where currency conversion is performed, when cross-border transactions are enabled (i.e., transactions where the merchant and consumer are in different countries), to facilitate the instant transfer of funds for customers from their HUMBL account to their debit card or bank account, and other miscellaneous fees. The Company will rely on third party partners to perform all money transmission services.

The Company may earn revenues from other value-added services, which are comprised primarily of revenue earned through partnerships, referral fees, subscription fees, gateway fees, ticketing, peer-to-peer payments and other services that will be provided to merchants and consumers. These contracts typically have one performance obligation which is provided and recognized over the term of the contract. The transaction price is generally fixed and known at the end of each reporting period; however, for some agreements, it may be necessary to estimate the transaction price using the expected value method. The Company is expected to record revenue earned in revenues from other value-added services on a net basis when they are considered the agent with respect to processing transactions.

HUMBL Marketplace

The Company will recognize revenue when its transfer control of promised goods or services to customers in an amount that reflects the consideration to which is expected to be entitled in exchange for those goods or services. Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities.

Net transaction revenues

The net transaction revenues will primarily include final value fees, feature fees, including fees to promote listings, and listing fees from sellers in our Marketplace. The net transaction revenues will also include store subscription and other fees often from large enterprise sellers. The net transaction revenues are reduced by incentives provided to customers.

F-10

The Company has identified one performance obligation to sellers on the Marketplace platform, which is to connect buyers and sellers on the secure and trusted Marketplace platforms. Final value fees are recognized when an item is sold on a Marketplace platform, satisfying this performance obligation. There may be additional services available to Marketplace sellers, mainly to promote or feature listings, that are not distinct within the context of the contract. Accordingly, fees for these additional services are recognized when the single performance obligation is satisfied. Promoted listing fees are recognized when the item is sold and feature and listing fees are recognized when an item is sold, or when the contract expires.

Further, to drive traffic to the platform, the Company will provide incentives to buyers and sellers in various forms including discounts on fees, discounts on items sold, coupons and rewards. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when the incentive is paid or promise to be paid. Promotions and incentives to most buyers on our Marketplace platforms, to whom there is no performance obligation, are recognized as sales and marketing expense. In addition, there may be credits provided to customers when certain fees are refunded. Credits are accounted for as variable consideration at contract inception when estimating the amount of revenue to be recognized when a performance obligation is satisfied to the extent that it is probable that a significant reversal of revenue will not occur and updated as additional information becomes available.

Marketing services and other revenues

Marketing services and other revenues are derived principally from the sale of advertisements, classifieds fees, and revenue sharing arrangements. Advertising revenue is derived principally from the sale of online advertisements which are based on “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of our platforms) or “clicks” (which are generated each time users on our platforms click through our advertisements to an advertiser’s designated website) delivered to advertisers. The Company uses the output method and apply the practical expedient to recognize advertising revenue in the amount to which they have a right to invoice. For contracts with target advertising commitments with rebates, estimated payout is accounted for as a variable consideration to the extent it is probable that a significant reversal of revenue will not occur.

HUMBL Financial

Revenue is recognized upon transfer of control of promised services to customers in an amount to which the Company expects to be entitled in exchange for those services. Service subscription revenue is recognized for the month in which services are provided. If a customer pays for an annual subscription, revenue is allocated over the months in the subscription and recognized for each month of the service provided.

Accounts Receivable and Concentration of Credit Risk

An allowance is based on management’s estimate of the overall collectability of accounts receivable, considering historical losses. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized. Past-due status is based on contractual terms. The Company does not charge interest on accounts receivable. As of December 31, 2020 and 2019, there were no accounts receivable and therefore no allowance necessary.

Income Taxes

Income taxes are accounted under the asset and liability method. The current charge for income tax expense is calculated in accordance with the relevant tax regulations applicable to entity. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Differences between statutory tax rates and effective tax rates relate to permanent tax differences.

F-11

Prior to the merger with the Company, HUMBL LLC was a partnership. All losses generated were passed through to the individual members, and there was no provision for income taxes.

Uncertain Tax Positions

The Company follows ASC 740-10 Accounting for Uncertainty in Income Taxes. This requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. Management evaluates their tax positions on an annual basis.

The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Vacation and Paid-Time-Off

The Company follows ASC 710-10 Compensation – General. The Company records liabilities and expense when obligations are attributable to services already rendered, will be paid even if an employee is terminated, payment is probable, and the amount can be estimated.

Share-Based Compensation

The Company follows ASC 718 Compensation – Stock Compensation and has adopted ASU 2017-09 Compensation – Stock Compensation (Topic 718) Scope of Modification Accounting. The Company calculates compensation expense for all awards granted, but not yet vested, based on the grant-date fair values. Share-based compensation expense for all awards granted is based on the grant-date fair values. The Company policy is to recognize these compensation costs, on a pro rata basis over the requisite service period of each vesting tranche of each award for service-based grants, and as the criteria is achieved for performance-based grants, when such grants are made.

The Company adopted ASU 2016-09 Improvements to Employee Share-Based Payment Accounting. Cash paid when shares are directly withheld for tax withholding purposes will be classified as a financing activity in the statement of cash flows.

Fair Value of Financial Instruments

ASC 825 Financial Instruments requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company’s financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued liabilities, and amounts payable to related parties, approximate fair value because of the short-term maturity of those instruments. The Company does not utilize derivative instruments.

Leases

The Company follows ASC 842 Leases in accounting for leased properties, when they exceed a one-year term.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (“EPS”) include additional dilution from common stock equivalents, such as convertible notes, preferred stock, stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

F-12

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Management evaluates all of the Company’s financial instruments, including convertible notes and warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company generally uses a Black-Scholes model, as applicable, to value the derivative instruments at inception and subsequent valuation dates when needed. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is remeasured at the end of each reporting period.

Fair Value Measurements

ASC 820 Fair Value Measurements defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. ASC 820 classifies these inputs into the following hierarchy:

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs: Instruments with primarily unobservable value drivers.

Segment Reporting

The Company follows the provisions of ASC 280-10 Segment Reporting. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions.

For the year ended December 31, 2020 and period May 13, 2019 through December 31, 2019, the Company and its chief operating decision makers determined that the Company operated in one segment as they were developing their business model. Effective 2021, the Company has established four distinct operating segments: HUMBL Marketplace; HUMBL Pay; HUMBL Financial; and HUMBL Ticketing. All operations for the year ended December 31, 2020 and period May 13, 2019 through December 31, 2019 were based in the United States, therefore there was no segment reporting required for geographical locations.

Related-Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal stockholders of the Company, its management, members of the immediate families of principal stockholders of the Company and its management and other parties with which the Company may deal where one-party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all material related-party transactions. All transactions shall be recorded at fair value of the goods or services exchanged.

NOTE 3: REVERSE MERGER

HUMBL LLC

On December 3, 2020, HUMBL LLC merged into the Company in what is accounted for as a reverse merger. Under the terms of the Merger Agreement, HUMBL LLC exchanged 100% of their membership interests for 552,029 shares of newly created Series B Preferred Stock. The Series B Preferred shares were issued to the respective members of HUMBL LLC following the approval by FINRA of the one-for-four reverse stock split of the common shares and the increase in the authorized common shares to 7,450,000,000 shares. The FINRA approval for both the increase in the authorized common shares and reverse stock split occurred on February 26, 2021. To assume control of the Company, the former CEO, Henry Boucher assigned his 7,000,000 shares of Series A Preferred Stock to Brian Foote, the President and CEO of HUMBL LLC for a $40,000 note payable. The Series A Preferred Stock is not convertible into common stock, however, it has voting rights of 10,000 votes per 1 share of stock. After the reverse merger was completed, HUMBL LLC ceased doing business, and all operations were conducted under Tesoro Enterprises, Inc. which later changed its name to HUMBL.

F-13

As the acquisition of HUMBL resulted in the owners of HUMBL gaining control over the combined entity after the transaction, and the shareholders of Tesoro Enterprises, Inc. continuing only as passive investors, the transaction was not considered a business combination under the ASC. Instead, this transaction was considered to be a capital transaction of the legal acquiree (HUMBL) and was equivalent to the issuance of shares by HUMBL for the net monetary assets of Tesoro Enterprises, Inc. accompanied by a recapitalization. As a result, all historical balances are those of HUMBL as they are the accounting acquirer.

There were no outstanding liabilities of Tesoro Enterprises, Inc. that remained at the time of the merger so no amounts were assumed by HUMBL.

NOTE 4: PROMISSORY NOTE

The Company entered into a promissory note as follows as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Note payable, at 8% interest, maturing December 31, 2021	$40,000	$-

Interest expense for the year ended December 31, 2020 and accrued at December 31, 2020 was $552.

NOTE 5: CONVERTIBLE PROMISSORY NOTES

The Company entered into convertible promissory notes as follows as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Convertible note, at 8% interest, maturing December 23, 2021 convertible into common shares at $0.15 per share	$112,500	$-

Convertible note, at 8% interest, maturing December 23, 2021 convertible into common shares at $0.15 per share	112,500	-
	225,000	-
Less: Debt discount	(83,897)	-
Total	$141,103	$-

Interest expense for the year ended December 31, 2020 and accrued at December 31, 2020 was $394.

NOTE 6: STOCKHOLDERS’ EQUITY (DEFICIT)

Series A Preferred Stock

Dividends. Shares of Series A Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, on the same terms and conditions as that of holders of common stock, as may be declared by the Board of Directors.

Conversion. There are no conversion rights.

F-14

Redemption. Subject to certain conditions set forth in the Series A Certificate of Designation, in the event of a Change of Control (defined in the Series A Certificate of Designation as the time at which as a third party not affiliated with the Company or any holders of the Series A Preferred Stock shall have acquired, in one or a series of related transactions, equity securities of the Company representing more than fifty percent 50% of the outstanding voting securities of the Company), the Company, at its option, will have the right to redeem all or a portion of the outstanding Series A Preferred Stock in cash at a price per share of Series A Preferred Stock equal to 100% of the Liquidation value.

Voting Rights. Holders of Series A Preferred Stock are entitled to vote on all matters, together with the holders of common stock, and have the equivalent of one thousand (1,000) votes for every share of Series A Preferred Stock held.

Liquidation. Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of Series A Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the liquidation value of the Series A Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Company is insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series A Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

The 7,000,000 shares were issued to a former officer of the Company and assigned to the new CEO at the time of the reverse merger of HUMBL.

Series B Preferred Stock

Dividends. Shares of Series B Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, on the same terms and conditions as that of holders of common stock, as may be declared by the Board of Directors.

Conversion. Each share of Series B Preferred Stock shall be convertible at the option of the holder thereof at any time after December 3, 2021 at the office of the Company or any transfer agent for such stock, into ten thousand (10,000) fully paid and nonassessable shares of common stock subject to adjustment for any stock split or distribution of securities or subdivision of the outstanding shares of common stock.

Redemption. Subject to certain conditions set forth in the Series B Certificate of Designation, in the event of a Change of Control (defined in the Series B Certificate of Designation as the time at which as a third party not affiliated with the Company or any holders of the Series B Preferred Stock shall have acquired, in one or a series of related transactions, equity securities of the Company representing more than fifty percent 50% of the outstanding voting securities of the Company), the Company, at its option, will have the right to redeem all or a portion of the outstanding Series B Preferred Stock in cash at a price per share of Series B Preferred Stock equal to 100% of the Liquidation value.

Voting Rights. Holders of Series B Preferred Stock are entitled to vote on all matters, together with the holders of common stock, and have the equivalent of ten thousand (10,000) votes for every share of Series B Preferred Stock held.

Liquidation. Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of Series B Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the liquidation value of the Series B Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Company is insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series B Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

HUMBL exchanged 100% of their membership interests for 552,029 shares of newly created Series B Preferred Stock. The Series B Preferred shares were issued to the respective members of HUMBL following the approval by FINRA of the one-for-four reverse stock split of the common shares and the increase in the authorized common shares to 7,450,000,000 shares. The FINRA approval for both the increase in the authorized common shares and reverse stock split occurred on February 26, 2021. On February 26, 2021, the Company issued 493 shares of Series B Preferred Stock for services rendered valued at $665,057. As of December 31, 2020, the Company has 0 shares of Series B Preferred Stock issued and outstanding, respectively.

F-15

Series C Preferred Stock

Dividends. Shares of Series C Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, on the same terms and conditions as that of holders of common stock, as may be declared by the Board of Directors.

Conversion. Each share of Series C Preferred Stock shall be convertible at the option of the holder thereof at the office of the Company or any transfer agent for such stock, into five thousand (5,000) fully paid and nonassessable shares of common stock subject to adjustment for any stock split or distribution of securities or subdivision of the outstanding shares of common stock.

Redemption. Subject to certain conditions set forth in the Series C Certificate of Designation, in the event of a Change of Control (defined in the Series C Certificate of Designation as the time at which as a third party not affiliated with the Company or any holders of the Series C Preferred Stock shall have acquired, in one or a series of related transactions, equity securities of the Company representing more than fifty percent 50% of the outstanding voting securities of the Company), the Company, at its option, will have the right to redeem all or a portion of the outstanding Series C Preferred Stock in cash at a price per share of Series C Preferred Stock equal to 100% of the Liquidation value.

Voting Rights. Holders of Series C Preferred Stock are entitled to vote on all matters, together with the holders of common stock, and have the equivalent of five thousand (5,000) votes for every share of Series C Preferred Stock held.

Liquidation. Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of Series C Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the liquidation value of the Series C Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Company is insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series C Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

As of December 31, 2020, the Company has 0 shares of Series C Preferred Stock issued and outstanding.

Common Stock

The Company had 5,000,000,000 shares of common stock, par value $0.00001, authorized. The Company has 974,177,443 and 1,137,094,777 shares issued and outstanding as of December 31, 2020 and 2019, respectively. The Company on February 26, 2021 increased its authorized shares from 5,000,000,000 to 7,450,000,000 shares.

In December 2020 following the reverse merger, the Company cancelled 25,000,000 shares of common stock for no value received to assist in completing the merger with HUMBL, and the raising of capital through the purchase of warrants and warrants granted in the convertible notes.

Prior to the reverse merger with the Company, HUMBL received $1,307,441 and $205,500 for the year ended December 31, 2020 and period May 13, 2019 through December 31, 2019 from investors. These investors will receive Series B Preferred Shares of the Company.

Warrants

On December 4, 2020, the Company granted 250,000,000 warrants to two separate holders at a price of $400,000. These warrants have a term of 2 years and are exercisable into shares of common stock at a price of $0.20 per share. On December 23, 2020, the Company granted 12,500,000 warrants which were part of a country rights option HUMBL granted. These warrants have a term of 1 year and are exercisable into shares of common stock at a price of $1.00 per share.

On December 23, 2020, the Company entered into two separate convertible note agreements that are convertible into shares of common stock at $0.60 per share. The note holders were each granted 112,500 warrants under the convertible note agreements. These warrants have a term of 2 years and are exercisable into shares of common stock at a price of $1.00 per share.

The following represents a summary of warrants as of December 31, 2020 and 2019:

F-16

	December 31, 2020		December 31, 2019
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Beginning balance	-	$-	-	$-

Granted	262,725,000	0.23875	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Ending balance	262,725,000	$0.23875	-	$-
Intrinsic value of warrants	$104,800,000		$-

Weighted Average Remaining Contractual Life (Years)	1.88

NOTE 7: RELATED-PARTY TRANSACTIONS

Since May 13, 2019 when HUMBL was incorporated, they relied on entities that had common ownership to HUMBL for either assistance with payment of bills or for services rendered to assist HUMBL in bringing their products to market.

NOTE 8: COUNTRY RIGHTS OPTION

On December 23, 2020, the Company and Tuigamala Group Pty Ltd, an Australian corporation (“TGP”), entered into a Securities Purchase Agreement whereby TGP agreed to purchase an option to purchase territory rights to 15 countries in the Oceania region (“Option”). The purchase price for this Option was $5,600,000, payable in two payments. The initial payment was $600,000 and was paid on December 23, 2020. The second payment of $5,000,000 is due on or before March 31, 2021. The Option will immediately expire should the second payment fail to be made by March 31, 2021.

In addition to receiving the Option, TGP was granted a warrant to purchase 12,500,000 shares of common stock of the Company at an exercise price of $1.00 per share. The warrant expires one-year from the grant date, December 23, 2021. As the warrant and the Option were granted for one price, the Company calculated the relative fair values of each instrument and recognized $556,757 of the $600,000 paid as the value of the warrant, and the remaining $43,243 as the value of the Option, which is reflected as deferred revenue on the Consolidated Balance Sheet as the criteria for revenue recognition under ASC 606 has not been satisfied to be recognized as revenue as of December 31, 2020. There is no guarantee that TGP will be able to make the second payment under the Option by the deadline of March 31, 2021.

On February 26, 2021, the Company and TGP entered into a term sheet to revise the Option. The revised terms of the Option are that the Company will form a subsidiary in the Oceania region. TGP will purchase a 35% ownership interest in the subsidiary and 3,750,000 shares of common stock for an aggregate purchase price of $15,000,000. The subsidiary shares and common shares will be purchased as follows: (a) by March 31, 2021, 1,250,000 shares will be issued for $5,000,000 and 33.33% of the subsidiary shares are to be sold to TGP; and (b) by September 30, 2021 with reasonable extensions to be determined, 2,500,000 shares will be issued for $10,000,000 and the remaining 66.66% of the subsidiary shares are to be sold to TGP. As a result of the revised terms, it is anticipated that the $600,000 paid on December 23, 2020, will be used in its entirety to pay for the warrants described below, and the deferred revenue recognized will be reflected as additional paid in capital on February 26, 2021.

F-17

NOTE 9: INCOME TAXES

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the years ended December 31, 2020 and 2019:

	2020	2019
Federal income taxes at statutory rate	21.00%	21.00%
State income taxes at statutory rate	6.90%	6.78%
Section 382 limitation	0.00%	(0.00)%
Permanent differences	0.00%	0.00%
Change in valuation allowance	(28.02)%	(28.06)%
Totals	(0.12)%	(0.28)%

The following is a summary of the net deferred tax asset (liability) as of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Deferred tax assets (liabilities):
Net operating losses	$277,704	$79,005
Other expense	-	-
Total deferred tax assets (liabilities)	277,704	79,005
Less: Valuation allowance	(277,704)	(79,005)

Net deferred tax assets (liabilities)	$-	$-

Section 382 of the Internal Revenue Code provides an annual limitation on the amount of federal NOLs and tax credits that may be used in the event of an ownership change. During 2020, the Company wrote off all of the net operating losses due to an ownership change. The Company had a net operating loss carryforward totaling approximately $992,381 at December 31, 2020.

The Company classifies accrued interest and penalties, if any, for unrecognized tax benefits as part of income tax expense. The Company did not accrue any penalties or interest as of December 31, 2020 and 2019.

The provision (benefit) for income taxes for the year ended December 31, 2020 and 2019 is as follows and represents minimum state taxes:

Current	$800	$800
Deferred	-	-

Total	$800	$800

F-18

NOTE 10: SUBSEQUENT EVENTS

On December 3, 2020, HUMBL LLC merged into the Company in what is accounted for as a reverse merger. Under the terms of the Merger Agreement, HUMBL LLC exchanged 100% of their membership interests for 552,029 shares of newly created Series B Preferred Stock. The Series B Preferred shares were issued to the respective members of HUMBL LLC following the approval by FINRA of the one-for-four reverse stock split of the common shares and the increase in the authorized common shares to 7,450,000,000 shares. The FINRA approval for both the increase in the authorized common shares and reverse stock split occurred on February 26, 2021. To assume control of the Company, the former CEO, Henry Boucher assigned his 7,000,000 shares of Series A Preferred Stock to Brian Foote, the President and CEO of HUMBL LLC for a $40,000 note payable. The Series A Preferred Stock is not convertible into common stock, however, it has voting rights of 10,000 votes per 1 share of stock. After the reverse merger was completed, HUMBL LLC ceased doing business, and all operations were conducted under Tesoro Enterprises, Inc. which later changed its name to HUMBL.

On February 26, 2021, the Company issued 493 shares of Series B Preferred Stock for services rendered valued at $665,057.

On February 26, 2021, the Company and TGP entered into a term sheet to revise the Option. The revised terms of the Option are that the Company will form a subsidiary in the Oceania region. TGP will purchase a 35% ownership interest in the subsidiary and 3,750,000 shares of common stock for an aggregate purchase price of $15,000,000. The subsidiary shares and common shares will be purchased as follows: (a) by March 31, 2021, 1,250,000 shares will be issued for $5,000,000 and 33.33% of the subsidiary shares are to be sold to TGP; and (b) by September 30, 2021 with reasonable extensions to be determined, 2,500,000 shares will be issued for $10,000,000 and the remaining 66.66% of the subsidiary shares are to be sold to TGP. As a result of the revised terms, it is anticipated that the $600,000 paid on December 23, 2020, will be used in its entirety to pay for the warrants described below, and the deferred revenue recognized will be reflected as additional paid in capital on February 26, 2021. The Company and TGP were unable to come to agreement on new terms of this transaction and have as of April 14, 2021 have terminated negotiations. TGP still owns the warrants received in December 2020 and continues to have the right to exercise them. The Company is not obligated to return any of the $600,000 received on December 23, 2020.

On March 1, 2021, the Company and Aurea Group (“Aurea”) entered into a term sheet for Country Rights in Chile. Under the term sheet, the Company will form a subsidiary in Chile where Aurea will purchase a 35% ownership interest and 2,000,000 shares of common stock to be issued for $7,500,000, as follows: (a) at the first closing date, 437,500 shares will be issued for $1,000,000; and (b) nine months after closing, 1,5562,500 shares will be issued for $6,500,000 and the subsidiary shares will be issued. The Company’s closed on this transaction on March 15, 2021. The first closing date was March 30, 2021, however due to strict banking regulations in Chile, the $1,000,000 was received in two tranches of $500,000 each and the funds came in between April 5, 2021 and April 6, 2021.

On March 1, 2021, the Company entered into a term sheet to acquire Tickeri, Inc. (“Tickeri”) in a debt and stock transaction totaling $20,000,000. Tickeri is a leading ticketing, live events and box office SaaS platform featuring Latin events and artists throughout the United States, Latin America and the Caribbean corridor.

F-19

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$852,712	$1,720,979
Due from related parties, net	-	77,146
Prepaid expenses and other current assets	7,445	7,445
Total current assets	860,157	1,805,570

NON-CURRENT ASSETS
Goodwill	-	-
Total non-current assets	-	-
TOTAL ASSETS	$860,157	$1,805,570

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$261,602	$20,392
Deferred revenue	-	43,243
Note payable	40,000	40,000
Current portion of convertible promissory notes, net of discount	161,700	141,103
Total current liabilities	463,302	244,738

LONG-TERM LIABILITIES
Convertible promissory notes, net of discount, net of current portion	-	-
Total non-current liabilities	-	-

TOTAL LIABILITIES	463,302	244,738

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, 7,000,000 shares Series A Preferred stock authorized, 900,000 Series B Preferred stock authorized, and 150,000 Series C Preferred stock authorized
Series A Preferred stock, par value $0.00001; 7,000,000 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	70	70
Series B Preferred stock, par value $0.00001; 554,301 and 0 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	6	-
Series C Preferred stock, par value $0.00001; 0 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	-	-
Common stock, par value $0.00001; 7,450,000,000 and 5,000,000,000 shares authorized, 974,218,599 and 974,177,443 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	9,742	9,742
Additional paid in capital	2,818,704	2,545,825
Accumulated deficit	(2,431,667)	(994,805)
Total stockholders’ equity (deficit)	396,855	1,560,832
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$860,157	$1,805,570

See notes to financial statements.

F-20

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

STATEMENTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2021 AND 2020

	2021	2020

REVENUES	$156,260	$-

COST OF REVENUES	104,743	-

GROSS PROFIT	51,517	-

OPERATING EXPENSES:
Development costs	102,303	21,228
Professional fees	914,878	47,709
General and administrative (including stock based compensation)	445,373	9,199
Total operating expenses	1,462,554	78,136
LOSS FROM OPERATIONS BEFORE OTHER EXPENSES	(1,411,037)	(78,136)

OTHER INCOME (EXPENSE):
Interest expense, net of interest income	(25,825)	(-)
Total other income (expense)	(25,825)	(-)
LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(1,436,862)	(78,136)
PROVISION FOR INCOME TAXES	(-)	(-)
NET LOSS	$(1,436,862)	$(78,136)

NET LOSS PER SHARE
Basic and diluted	$(0.0015)	$-

SHARES USED IN CALCULATION OF NET LOSS PER SHARE
Basic and diluted	974,218,599	-

See notes to financial statements.

F-21

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2021 AND 2020

	2021	2020

Cash flows from operating activities:
Net loss	$(1,436,862)	$(78,136)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt discount	20,597	-
Bad debt	88,693	-
Preferred shares issued for services/merger	219,642	-
Changes in assets and liabilities
Prepaid expenses and other current assets	(- )	(- )
Increase (decrease) in amounts due related parties	(11,547)	(123,667)
Accounts payable and accrued expenses	241,210	(1,499)
Net cash used in operating activities	(878,267)	(203,302)

Cash flows from investing activities:
Purchases of intangible assets	-	-
Purchases of fixed assets	-	-
Net cash used in investing activities	-	-

Cash flows from financing activities:
Proceeds from sales of membership interests of HUMBL, LLC	10,000	198,750
Proceeds from convertible note payable – related party	-	-
Proceeds from sales of warrants and country rights option (included in deferred revenue)	-	-
Proceeds from note payable	-	-
Net cash provided by financing activities	10,000	198,750
NET (DECREASE) INCREASE IN CASH	(868,267)	(4,552)
Cash - beginning of period	1,720,979	4,855
Cash - end of period	$852,712	$303

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

SUMMARY OF NONCASH ACTIVITIES:
Reclassification of deferred revenue related to warrant purchase	$43,243	$-
Effect of reverse merger	$-	$-
Debt discount on convertible notes payable	$-	$-

See notes to financial statements.

F-22

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2021 AND 2020

	Series A Preferred		Series B Preferred		Common		Additional
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2020	-	$-	-	$-	-	$-	$205,500	$(281,542)	$(76,042)
Members interest purchased for cash	-	-	-	-	-	-	198,750	-	198,750

Net loss for the period	-	-	-	-	-	-	-	(78,136)	(78,136)

Balances March 31, 2020	-	-	-	-	-	-	$404,250	$(359,678)	$44,572

Balances at January 1, 2021	7,000,000	$70	-	$-	974,177,443	$9,742	$2,545,825	$(994,805)	$1,560,832
Share adjustment	-	-	-	-	41,156	-	-	-	-
Shares issued in reverse merger with HUMBL	-	-	552,029	6	-	-	39,961	-	39,967
Shares issued for services	-	-	2,272	-	-	-	179,675	-	179,675
Members interest purchased for cash (timing difference from 2020)	-	-	-	-	-	-	10,000	-	10,000
Reclassification from deferred revenue on warrant purchase	-	-	-	-	-	-	43,243	-	43,243

Net loss for the period	-	-	-	-	-	-	-	(1,436,862)	(1,436,862)

Balances at March 31, 2021	7,000,000	$70	554,301	$6	974,218,599	$9,742	$2,822,004	$(2,431,667)	$396,855

*There was no Series C Preferred stock activity during these periods

See notes to financial statements.

F-23

HUMBL, INC.

(FORMERLY TESORO ENTERPRISES, INC.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2021

NOTE 1: NATURE OF OPERATIONS

HUMBL, Inc. (formerly Tesoro Enterprises, Inc.), an Oklahoma corporation (“Company”) was incorporated November 12, 2009. The Company was redomiciled on November 30, 2020 to the State of Delaware.

Simultaneously with the November 12, 2009 incorporation, the Company entered into a share exchange agreement with Fashion Floor Covering and Tile, Inc. (“FFC&T), whereby the sole stockholder of FFC&T received 125,000 shares of the Company’s restricted shares of common stock in exchange for all the outstanding shares of FFC&T. FFC&T is a full line (wood, carpet and tile) retail dealer and installer of floor and hard wall covering materials. FFC&T has been in business for over twenty-five years under the same ownership and management.

On December 3, 2020, HUMBL, LLC (“HUMBL LLC”) merged into the Company in what is accounted for as a reverse merger. Under the terms of the Merger Agreement, HUMBL LLC exchanged 100% of their membership interests for 552,029 shares of newly created Series B Preferred Stock. The Series B Preferred shares were issued to the respective members of HUMBL LLC following the approval by FINRA of a one-for-four reverse stock split of the common shares and the increase in the authorized common shares to 7,450,000,000 shares, and 10,000,000 preferred shares.

The FINRA approval for both the increase in the authorized common shares and reverse stock split occurred on February 26, 2021. To assume control of the Company, the former CEO, Henry Boucher assigned his 7,000,000 shares of Series A Preferred Stock to Brian Foote, the President and CEO of HUMBL LLC for a $40,000 note payable. The Series A Preferred Stock is not convertible into common stock; however, it has voting rights of 10,000 votes per 1 share of stock. After the reverse merger was completed, HUMBL LLC ceased doing business, and all operations were conducted under Tesoro Enterprises, Inc. which later changed their name to HUMBL, Inc. (“HUMBL” or the “Company”).

All share figures and per share amounts have been stated retroactively for the reverse stock split.

HUMBL is a Web 3, digital commerce platform that was built to connect consumers, freelancers and merchants in the digital economy. HUMBL provides simple tools and packaging for complex new technologies like blockchain, in the same way that previous cycles of e-commerce and cloud were more simply packaged by companies like Facebook, Apple, Amazon and Netflix (FAANG) over the past several decades.

The goal of HUMBL is to provide ready built tools, and platforms, for consumers and merchants to seamlessly participate in the digital economy. HUMBL is built on a patent-pending decentralized technology stack that utilizes both core and partner technologies, to provide faster connections to the digital economy and each other.

HUMBL has three interconnected product verticals:

●	HUMBL Pay – A mobile app that allows peers, consumers and merchants to connect in the digital economy
●	HUMBL Marketplace – A mobile marketplace that allows consumers and merchants to connect more seamlessly in the digital economy
●	HUMBL Financial – Financial products and services, targeted for simplified investing on the blockchain

HUMBL Pay

HUMBL is developing a mobile application that allows customers to migrate to digital forms of payment, along with services such as maps, ratings, reviews. The company is also working rapidly to integrate the use of search, discovery, peer-to-peer cash and ticketing around the world, as these services migrate into digital and blockchain-based modalities.

F-24

●	Individuals - Consumers who want to discover, pay, rate and review experiences digitally vs. paper bills and hardware POS
●	Freelancers - Service providers and gig workers that want to get paid from anywhere they work vs. paper bills and hardware POS
●	Merchants – Primarily brick and mortar vendors that want to get paid digitally vs. paper bills and hardware POS

HUMBL Marketplace

HUMBL is developing the capability for merchants to list a wide range of soft goods and digital assets to mid-market audiences, that, when appropriate, incorporate the benefits of blockchain. HUMBL provides merchants with the ability to list and sell goods with greater levels of authentication, by using technologies such as the HUMBL Token Engine and HUMBL Origin Assurance, to improve the merchant ability to trade, track and pay for assets.

HUMBL is working to issue NFTs (Non-Fungible Tokens) that allow entities like individual global athletes, celebrities, agencies, artists and companies to monetize their digital images, multimedia, content and catalogues on the blockchain. The Company will work with clients to create, list and sell their NFTs across a variety of modalities and platforms.

HUMBL is also building and acquiring capabilities to offer a range of tickets to sporting, concert and theatre events. These tickets will, when appropriate, incorporate the benefits of blockchain as well as the other aspects of the HUMBL mobile application. The Company will work with artist and venue clients to create, list and sell tickets to their events across HUMBL and other affiliate channels.

HUMBL Financial

HUMBL Financial is developing the ability to package the new, digital asset investment markets into “one click” for the customer. With the total value of the digital asset markets in excess of $2 trillion dollars, there is increased conviction that investment markets will need to migrate to more digital forms of asset tokenization. This will create opportunities for a new generation of market participants on the blockchain.

HUMBL Financial has developed index, active and thematic investment products called Exchange Traded Index (ETX) products that allow customers to invest in baskets of assets on the blockchain. These products are non-custodial, algorithmically driven software services that allow customers to purchase and hold digital assets in pre-set allocations through their own digital asset exchange accounts.

The recent unprecedented events related to COVID-19, the disease caused by the novel coronavirus (SARS-CoV-2), have had significant health, economic, and market impacts and may have short-term and long-term adverse effects on our business that we cannot predict as the global pandemic continues to evolve. The extent and effectiveness of responses by governments and other organizations also cannot be predicted.

Our ability to access the capital markets and maintain existing operations is unknown during the COVID-19 pandemic. Any such limitation on available financing and how we conduct business with our customers and vendors would adversely affect our business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (the “Commission” or the “SEC”). It is management’s opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

The Company applies the guidance of Topic 805 Business Combinations of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

F-25

As the acquisition of HUMBL resulted in the owners of HUMBL gaining control over the combined entity after the transaction, and the shareholders of Tesoro Enterprises, Inc. continuing only as passive investors, the transaction was not considered a business combination under the ASC. Instead, this transaction was considered to be a capital transaction of the legal acquiree (HUMBL) and was equivalent to the issuance of shares by HUMBL for the net monetary assets of Tesoro Enterprises, Inc. accompanied by a recapitalization. As a result, all historical balances are those of HUMBL as they are the accounting acquirer.

Under generally accepted accounting principles of the United States, any excess of the fair value of the shares issued by HUMBL over the value of the net monetary assets of Tesoro Enterprises, Inc. is recognized as a reduction of equity. There was no excess of fair value in this transaction.

Reclassification

The Company has reclassified certain amounts in the 2020 financial statements to comply with the 2021 presentation. These principally relate to classification of certain expenses and liabilities. The reclassifications had no impact on total net loss or net cash flows for the period ended March 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, management’s estimate of provisions required for permanent and temporary differences related to income taxes, liabilities to accrue, and determination of the fair value of stock awards. Actual results could differ from those estimates.

Cash

Cash consists of cash and demand deposits with an original maturity of three months or less. The Company holds no cash equivalents as of March 31, 2021 and December 31, 2020, respectively. The Company maintains cash balances in excess of the FDIC insured limit at a single bank. The Company does not consider this risk to be material.

Fixed Assets and Long-Lived Assets

ASC 360 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted Accounting Standard Update (“ASU”) 2017-04 Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Intangible assets with finite useful lives are stated at cost less accumulated amortization and impairment.

F-26

The Company assesses the impairment of identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers to be important which could trigger an impairment review include the following:

1. Significant underperformance relative to expected historical or projected future operating results;

2. Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

3. Significant negative industry or economic trends.

When the Company determines that the carrying value of intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

Subsequent Events

Subsequent events were evaluated through the date the financial statements were filed.

Revenue Recognition

The Company accounts for a contract with a customer that is within the scope of this Topic only when the five steps of revenue recognition under ASC 606 are met.

The five core principles will be evaluated for each service provided by the Company and is further supported by applicable guidance in ASC 606 to support the Company’s recognition of revenue.

The Company accounts for revenues based on the verticals in which they were earned. The three principal verticals in which the Company operates today are HUMBL Pay, HUMBL Marketplace, and HUMBL Financial.

HUMBL Pay

The Company is anticipated to earn transaction revenues primarily from fees charged to merchants and consumers on a transaction basis through its mobile application. These fees may have a fixed and/or variable component. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. For a portion of our transactions, the variable component of the fee is eligible for reimbursement when the underlying transaction is approved for a refund. The Company may estimate the amount of fee refunds that will be processed each quarter and record a provision against the net revenues. The volume of activity processed on the platform, which results in transaction revenue, is referred to as Total Payment Volume (“TPV”). The Company will earn additional fees on transactions where currency conversion is performed, when cross-border transactions are enabled (i.e., transactions where the merchant and consumer are in different countries), to facilitate the instant transfer of funds for customers from their HUMBL account to their debit card or bank account, and other miscellaneous fees. The Company will rely on third party partners to perform all money transmission services.

The Company may earn revenues from other value-added services, which are comprised primarily of revenue earned through partnerships, referral fees, subscription fees, gateway fees, ticketing, peer-to-peer payments and other services that will be provided to merchants and consumers. These contracts typically have one performance obligation which is provided and recognized over the term of the contract. The transaction price is generally fixed and known at the end of each reporting period; however, for some agreements, it may be necessary to estimate the transaction price using the expected value method. The Company is expected to record revenue earned in revenues from other value-added services on a net basis when they are considered the agent with respect to processing transactions.

HUMBL Marketplace

The Company will recognize revenue when its transfer control of promised goods or services to customers in an amount that reflects the consideration to which is expected to be entitled in exchange for those goods or services. Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities.

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Net transaction revenues

The net transaction revenues will primarily include final value fees, feature fees, including fees to promote listings, and listing fees from sellers in our Marketplace. The net transaction revenues will also include store subscription and other fees often from large enterprise sellers. The net transaction revenues are reduced by incentives provided to customers.

The Company has identified one performance obligation to sellers on the Marketplace platform, which is to connect buyers and sellers on the secure and trusted Marketplace platforms. Final value fees are recognized when an item is sold on a Marketplace platform, satisfying this performance obligation. There may be additional services available to Marketplace sellers, mainly to promote or feature listings, that are not distinct within the context of the contract.

Accordingly, fees for these additional services are recognized when the single performance obligation is satisfied. Promoted listing fees are recognized when the item is sold and feature and listing fees are recognized when an item is sold, or when the contract expires.

Further, to drive traffic to the platform, the Company will provide incentives to buyers and sellers in various forms including discounts on fees, discounts on items sold, coupons and rewards. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when the incentive is paid or promise to be paid. Promotions and incentives to most buyers on our Marketplace platforms, to whom there is no performance obligation, are recognized as sales and marketing expense. In addition, there may be credits provided to customers when certain fees are refunded. Credits are accounted for as variable consideration at contract inception when estimating the amount of revenue to be recognized when a performance obligation is satisfied to the extent that it is probable that a significant reversal of revenue will not occur and updated as additional information becomes available.

Ticketing revenues

The Company has not recognized revenues from their ticketing services as of yet but expect to upon completion of the acquisition of Tickeri. We expect to derive our ticketing revenues primarily from service fees and payment processing fees charged at the time a ticket for an event is sold. We also expect to derive revenues from providing certain creators with account management services and customer support. Our customers are expected to be primarily event creators who use our platform to sell tickets to attendees. Revenue will be recognized when or as control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We expect to allocate the transaction price by estimating a standalone selling price for each performance obligation using an expected cost plus a margin approach. For service fees and payment processing fees, revenue is expected to be recognized when the ticket is sold. For account management services and customer support, revenue is expected to be recognized over the period from the date of the sale of the ticket to the date of the event.

We will evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon our evaluation of whether we obtain control of the specified goods or services by considering if we are primarily responsible for fulfillment of the promise, have inventory risk, and have the latitude in establishing pricing and selecting suppliers, among other factors. We determined the event creator is expected to be the party responsible for fulfilling the promise to the attendee, as the creator is responsible for providing the event for which a ticket is sold, determines the price of the ticket and is responsible for providing a refund if the event is canceled. Our service is expected to provide a platform for the creator and event attendee to transact and our performance obligation is to facilitate and process that transaction and issue the ticket. The amount that we are expected to earn for our services is expected to be fixed. For the payment processing service, we determined that we are expected to be the principal in providing the service as we are expected to be responsible for fulfilling the promise to process the payment and we have discretion and latitude in establishing the price of our service. Based on our assessment, we are expected to record revenue on a net basis related to our ticketing service and on a gross basis related to our payment processing service. As a result, costs incurred for processing the transactions are expected to be included in cost of net revenues in the consolidated statements of operations.

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Revenue is expected to be presented net of indirect taxes, value-added taxes, creator royalties and reserves for customer refunds, payment chargebacks and estimated uncollectible amounts. If an event is cancelled by a creator, then any obligations to provide refunds to event attendees are expected to be the responsibility of that creator. If a creator is unwilling or unable to fulfill their refund obligations, we may, at our discretion, provide attendee refunds. Revenue is also expected to be presented net of the amortization of creator signing fees when applicable. The benefit we are expected to receive by securing exclusive ticketing and payment processing rights with certain creators from creator signing fees is inseparable from the customer relationship with the creator and accordingly these fees are expected to be recorded as a reduction of revenue in the consolidated statements of operations.

Marketing services and other revenues

Marketing services and other revenues are derived principally from the sale of advertisements, classifieds fees, and revenue sharing arrangements. Advertising revenue is derived principally from the sale of online advertisements which are based on “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of our platforms) or “clicks” (which are generated each time users on our platforms click through our advertisements to an advertiser’s designated website) delivered to advertisers. The Company uses the output method and apply the practical expedient to recognize advertising revenue in the amount to which they have a right to invoice. For contracts with target advertising commitments with rebates, estimated payout is accounted for as a variable consideration to the extent it is probable that a significant reversal of revenue will not occur.

HUMBL Financial

Revenue is recognized upon transfer of control of promised services to customers in an amount to which the Company expects to be entitled in exchange for those services. Service subscription revenue is recognized for the month in which services are provided. If a customer pays for an annual subscription, revenue is allocated over the months in the subscription and recognized for each month of the service provided.

Accounts Receivable and Concentration of Credit Risk

An allowance is based on management’s estimate of the overall collectability of accounts receivable, considering historical losses. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized. Past-due status is based on contractual terms. The Company does not charge interest on accounts receivable. As of March 31, 2021 and December 31, 2020, there was no allowance necessary.

Income Taxes

Income taxes are accounted under the asset and liability method. The current charge for income tax expense is calculated in accordance with the relevant tax regulations applicable to the entities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Differences between statutory tax rates and effective tax rates relate to permanent tax differences.

Prior to the merger with the Company, HUMBL LLC was a partnership. All losses generated were passed through to the individual members, and there was no provision for income taxes.

Uncertain Tax Positions

The Company follows ASC 740-10 Accounting for Uncertainty in Income Taxes. This requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. Management evaluates their tax positions on an annual basis.

The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

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Vacation and Paid-Time-Off

The Company follows ASC 710-10 Compensation – General. The Company records liabilities and expense when obligations are attributable to services already rendered, will be paid even if an employee is terminated, payment is probable, and the amount can be estimated.

Share-Based Compensation

The Company follows ASC 718 Compensation – Stock Compensation and has adopted ASU 2017-09 Compensation – Stock Compensation (Topic 718) Scope of Modification Accounting. The Company calculates compensation expense for all awards granted, but not yet vested, based on the grant-date fair values. Share-based compensation expense for all awards granted is based on the grant-date fair values. The Company policy is to recognize these compensation costs, on a pro rata basis over the requisite service period of each vesting tranche of each award for service-based grants, and as the criteria is achieved for performance-based grants, when such grants are made.

The Company adopted ASU 2016-09 Improvements to Employee Share-Based Payment Accounting. Cash paid when shares are directly withheld for tax withholding purposes will be classified as a financing activity in the statement of cash flows.

Fair Value of Financial Instruments

ASC 825 Financial Instruments requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company’s financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued liabilities, and amounts payable to related parties, approximate fair value because of the short-term maturity of those instruments. The Company does not utilize derivative instruments.

Leases

The Company follows ASC 842 Leases in accounting for leased properties, when they exceed a one-year term.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (“EPS”) include additional dilution from common stock equivalents, such as convertible notes, preferred stock, stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Management evaluates all of the Company’s financial instruments, including convertible notes and warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company generally uses a Black-Scholes model, as applicable, to value the derivative instruments at inception and subsequent valuation dates when needed. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is remeasured at the end of each reporting period.

Fair Value Measurements

ASC 820 Fair Value Measurements defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. ASC 820 classifies these inputs into the following hierarchy:

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs: Instruments with primarily unobservable value drivers.

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Segment Reporting

The Company follows the provisions of ASC 280-10 Segment Reporting. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions.

For the three months ended March 31, 2020 the Company and its chief operating decision makers determined that the Company operated in one segment as they were developing their business model. Effective 2021, the Company has established three distinct operating segments: HUMBL Marketplace; HUMBL Pay; and HUMBL Financial. All operations for the three months ended March 31, 2021 and 2020, respectively were conducted in North America. Less than 4% of the Company’s sales were from outside of North America, therefore the Company has determined that segment reporting by geographic location was not necessary. In the future, the Company will continue to monitor their activity by region to determine if it is feasible to report segment information by location.

Related-Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal stockholders of the Company, its management, members of the immediate families of principal stockholders of the Company and its management and other parties with which the Company may deal where one-party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all material related-party transactions. All transactions shall be recorded at fair value of the goods or services exchanged.

NOTE 3: REVERSE MERGER

HUMBL LLC

On December 3, 2020, HUMBL LLC merged into the Company in what is accounted for as a reverse merger. Under the terms of the Merger Agreement, HUMBL LLC exchanged 100% of their membership interests for 552,029 shares of newly created Series B Preferred Stock. The Series B Preferred shares were issued to the respective members of HUMBL LLC following the approval by FINRA of the one-for-four reverse stock split of the common shares and the increase in the authorized common shares to 7,450,000,000 shares. The FINRA approval for both the increase in the authorized common shares and reverse stock split occurred on February 26, 2021. To assume control of the Company, the former CEO, Henry Boucher assigned his 7,000,000 shares of Series A Preferred Stock to Brian Foote, the President and CEO of HUMBL LLC for a $40,000 note payable. The Series A Preferred Stock is not convertible into common stock, however, it has voting rights of 10,000 votes per 1 share of stock. After the reverse merger was completed, HUMBL LLC ceased doing business, and all operations were conducted under Tesoro Enterprises, Inc. which later changed its name to HUMBL.

As the acquisition of HUMBL resulted in the owners of HUMBL gaining control over the combined entity after the transaction, and the shareholders of Tesoro Enterprises, Inc. continuing only as passive investors, the transaction was not considered a business combination under the ASC. Instead, this transaction was considered to be a capital transaction of the legal acquiree (HUMBL) and was equivalent to the issuance of shares by HUMBL for the net monetary assets of Tesoro Enterprises, Inc. accompanied by a recapitalization. As a result, all historical balances are those of HUMBL as they are the accounting acquirer.

There were no outstanding liabilities of Tesoro Enterprises, Inc. that remained at the time of the merger so no amounts were assumed by HUMBL.

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NOTE 4: PROMISSORY NOTE

The Company entered into a promissory note as follows as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Note payable, at 8% interest, maturing December 31, 2021	$40,000	$40,000

Interest expense for the three months ended March 31, 2021 and 2020 was $789 and $0, respectively. Accrued interest at March 31, 2021 was $1,341.

NOTE 5: CONVERTIBLE PROMISSORY NOTES

The Company entered into convertible promissory notes as follows as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Convertible note, at 8% interest, maturing December 23, 2021 convertible into common shares at $0.15 per share	$112,500	$112,500

Convertible note, at 8% interest, maturing December 23, 2021 convertible into common shares at $0.15 per share	112,500	112,500
	225,000	225,000
Less: Debt discount	(63,300)	(83,897
Total	$161,700	$141,103

Interest expense for the three months ended March 31, 2021 and 2020 was $4,438 and $0, respectively. Accrued interest at March 31, 2021 was $4,833.

NOTE 6: STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company has 10,000,000 shares of Preferred Stock authorized, designated as follows: 7,000,000 shares of Series A Preferred Stock authorized, 900,000 shares of Series B Preferred Stock authorized, and 150,000 shares of Series C Preferred Stock authorized. All shares of preferred stock have a par value of $0.00001.

Series A Preferred Stock

Dividends. Shares of Series A Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, on the same terms and conditions as that of holders of common stock, as may be declared by the Board of Directors.

Conversion. There are no conversion rights.

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Redemption. Subject to certain conditions set forth in the Series A Certificate of Designation, in the event of a Change of Control (defined in the Series A Certificate of Designation as the time at which as a third party not affiliated with the Company or any holders of the Series A Preferred Stock shall have acquired, in one or a series of related transactions, equity securities of the Company representing more than fifty percent 50% of the outstanding voting securities of the Company), the Company, at its option, will have the right to redeem all or a portion of the outstanding Series A Preferred Stock in cash at a price per share of Series A Preferred Stock equal to 100% of the liquidation value.

Voting Rights. Holders of Series A Preferred Stock are entitled to vote on all matters, together with the holders of common stock, and have the equivalent of one thousand (1,000) votes for every share of Series A Preferred Stock held.

Liquidation. Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the liquidation value of the Series A Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Company is insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series A Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

The 7,000,000 shares were issued to a former officer of the Company and assigned to the new CEO at the time of the reverse merger of HUMBL.

Series B Preferred Stock

Dividends. Shares of Series B Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, on the same terms and conditions as that of holders of common stock, as may be declared by the Board of Directors.

Conversion. Each share of Series B Preferred Stock shall be convertible at the option of the holder thereof at any time after December 3, 2021 at the office of the Company or any transfer agent for such stock, into ten thousand (10,000) fully paid and nonassessable shares of common stock subject to adjustment for any stock split or distribution of securities or subdivision of the outstanding shares of common stock.

Redemption. Subject to certain conditions set forth in the Series B Certificate of Designation, in the event of a Change of Control (defined in the Series B Certificate of Designation as the time at which as a third party not affiliated with the Company or any holders of the Series B Preferred Stock shall have acquired, in one or a series of related transactions, equity securities of the Company representing more than fifty percent 50% of the outstanding voting securities of the Company), the Company, at its option, will have the right to redeem all or a portion of the outstanding Series B Preferred Stock in cash at a price per share of Series B Preferred Stock equal to 100% of the liquidation value.

Voting Rights. Holders of Series B Preferred Stock are entitled to vote on all matters, together with the holders of common stock, and have the equivalent of ten thousand (10,000) votes for every share of Series B Preferred Stock held.

Liquidation. Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, the holders of Series B Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the liquidation value of the Series B Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Company is insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series B Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

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HUMBL exchanged 100% of their membership interests for 552,029 shares of newly created Series B Preferred Stock. The Series B Preferred shares were issued to the respective members of HUMBL following the approval by FINRA of the one-for-four reverse stock split of the common shares and the increase in the authorized common shares to 7,450,000,000 shares. The FINRA approval for both the increase in the authorized common shares and reverse stock split occurred on February 26, 2021. These shares that were issued in the reverse merger had a value of $39,967. These shares have a lock-up provision that prevents the holders to convert into common stock for a period of one-year from the date of the merger of December 3, 2020, with the exception of those held by the CEO who has a two-year lock up provision. In addition, officers and directors that received these shares are subject to strict selling limitations, where the number of shares sold within the preceding three months cannot exceed the greater of: (a) 1% of the total outstanding common shares; and (b) the average weekly reported trading volume for the previous four weeks.

On February 26, 2021, the Company issued 493 shares of Series B Preferred Stock for services rendered that were cancelled. On April 15, 2021, the Company revised their issuances and issued with an effective date of March 31, 2021, 2,272 Series B Preferred shares for services rendered. Of the 2,272 shares issued, 528 are vested immediately, 1,219 are vested over one year, and 525 are vested over two years. The vesting period commenced January 1, 2021. All of the Series B Preferred Shares issued have one-year lock up provisions to convert into common stock from the date of the merger of December 3, 2020.

As of March 31, 2021 and December 31, 2020, the Company has 554,301 and 0 shares of Series B Preferred Stock issued and outstanding, respectively.

Series C Preferred Stock

Dividends. Shares of Series C Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, on the same terms and conditions as that of holders of common stock, as may be declared by the Board of Directors.

Conversion. Each share of Series C Preferred Stock shall be convertible at the option of the holder thereof at the office of the Company or any transfer agent for such stock, into five thousand (5,000) fully paid and nonassessable shares of common stock subject to adjustment for any stock split or distribution of securities or subdivision of the outstanding shares of common stock.

Redemption. Subject to certain conditions set forth in the Series C Certificate of Designation, in the event of a Change of Control (defined in the Series C Certificate of Designation as the time at which as a third party not affiliated with the Company or any holders of the Series C Preferred Stock shall have acquired, in one or a series of related transactions, equity securities of the Company representing more than fifty percent 50% of the outstanding voting securities of the Company), the Company, at its option, will have the right to redeem all or a portion of the outstanding Series C Preferred Stock in cash at a price per share of Series C Preferred Stock equal to 100% of the liquidation value.

Voting Rights. Holders of Series C Preferred Stock are entitled to vote on all matters, together with the holders of common stock, and have the equivalent of five thousand (5,000) votes for every share of Series C Preferred Stock held.

Liquidation. Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the liquidation value of the Series C Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Company is insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series C Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

As of March 31, 2021 and December 31, 2020, the Company has 0 shares of Series C Preferred Stock issued and outstanding, respectively.

Common Stock

The Company has 7,450,000,000 shares of common stock, par value $0.00001, authorized. The Company has 974,177,443 and 974,177,443 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively. The Company on February 26, 2021 increased its authorized shares from 5,000,000,000 to 7,450,000,000 shares.

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In December 2020 following the reverse merger, the Company cancelled 25,000,000 shares of common stock for no value received to assist in completing the merger with HUMBL, and the raising of capital through the purchase of warrants and warrants granted in the convertible notes.

In March 2021 there was an adjustment for 41,156 shares of common stock from the reverse stock split on February 26, 2021.

Warrants

On December 4, 2020, the Company granted 250,000,000 warrants to two separate holders at a price of $400,000. These warrants have a term of 2 years and are exercisable into shares of common stock at a price of $0.20 per share. On December 23, 2020, the Company granted 12,500,000 warrants which were part of a country rights option HUMBL granted. These warrants have a term of 1 year and are exercisable into shares of common stock at a price of $1.00 per share.

On December 23, 2020, the Company entered into two separate convertible note agreements that are convertible into shares of common stock at $0.60 per share. The note holders were each granted 112,500 warrants under the convertible note agreements. These warrants have a term of 2 years and are exercisable into shares of common stock at a price of $1.00 per share.

The following represents a summary of the warrants:

	Three Months Ended March 31, 2021		Year Ended December 31, 2020
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Beginning balance	262,725,000	$0.23875	-	$-

Granted	-	-	262,725,000	0.23875
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Ending balance	262,725,000	$0.23875	262,725,000	$0.23875
Intrinsic value of warrants	$885,712,250		$104,800,000

Weighted Average Remaining Contractual Life (Years)	1.63		1.88

NOTE 7: RELATED-PARTY TRANSACTIONS

Since May 13, 2019 when HUMBL was incorporated, they relied on entities that had common ownership to HUMBL for either assistance with payment of bills or for services rendered to assist HUMBL in bringing their products to market.

NOTE 8: COUNTRY RIGHTS OPTION

Tuigamala Group Pty Ltd

On December 23, 2020, the Company and Tuigamala Group Pty Ltd, an Australian corporation (“TGP”), entered into a Securities Purchase Agreement whereby TGP agreed to purchase an option to purchase territory rights to 15 countries in the Oceania region (“Option”). The purchase price for this Option was $5,600,000, payable in two payments. The initial payment was $600,000 and was paid on December 23, 2020. The second payment of $5,000,000 was due on or before March 31, 2021.

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In addition to receiving the Option, TGP was granted a warrant to purchase 12,500,000 shares of common stock of the Company at an exercise price of $1.00 per share. The warrant expires one-year from the grant date, December 23, 2021. As the warrant and the Option were granted for one price, the Company calculated the relative fair values of each instrument and recognized $556,757 of the $600,000 paid as the value of the warrant, and the remaining $43,243 as the value of the Option, which is reflected as deferred revenue on the Consolidated Balance Sheet as the criteria for revenue recognition under ASC 606 has not been satisfied to be recognized as revenue as of December 31, 2020. There was no guarantee that TGP would be able to make the second payment under the Option by the deadline of March 31, 2021.

On February 26, 2021, the Company and TGP entered into a term sheet to revise the Option. The revised terms of the Option are that the Company would form a subsidiary in the Oceania region. TGP would purchase a 35% ownership interest in the subsidiary and 3,750,000 shares of common stock for an aggregate purchase price of $15,000,000. The subsidiary shares and common shares would be purchased as follows: (a) by March 31, 2021, 1,250,000 shares will be issued for $5,000,000 and 33.33% of the subsidiary shares are to be sold to TGP; and (b) by September 30, 2021 with reasonable extensions to be determined, 2,500,000 shares will be issued for $10,000,000 and the remaining 66.66% of the subsidiary shares are to be sold to TGP. As a result of the revised terms, the $600,000 paid on December 23, 2020, will be used in its entirety to pay for the warrants described below, and the deferred revenue recognized will be reflected as additional paid in capital on February 26, 2021.

The Company and TGP were unable to come to agreement on new terms of this transaction and have as of April 14, 2021 have terminated negotiations. TGP still owns the warrants received in December 2020 and continues to have the right to exercise them. The Company is not obligated to return any of the $600,000 received on December 23, 2020.

Aurea Group

On March 1, 2021, the Company and Aurea Group (“Aurea”) entered into a term sheet for Country Rights in Chile. Under the term sheet, the Company will form a subsidiary in Chile where Aurea will purchase a 35% ownership interest and 2,000,000 shares of common stock to be issued for $7,500,000, as follows: (a) at the first closing date, 437,500 shares will be issued for $1,000,000; and (b) nine months after closing, 1,5562,500 shares will be issued for $6,500,000 and the subsidiary shares will be issued. The Company closed on this transaction on March 15, 2021. The first closing date was March 30, 2021, however due to strict banking regulations in Chile, the $1,000,000 was received in two tranches of $500,000 each and the funds came in between April 5, 2021 and April 6, 2021.

NOTE 9: COMMITMENTS

On March 1, 2021, the Company entered into a term sheet to acquire Tickeri, Inc. (“Tickeri”) in a debt and stock transaction totaling $20,000,000. Tickeri is a leading ticketing, live events and box office SaaS platform featuring Latin events and artists throughout the United States, Latin America and the Caribbean corridor.

NOTE 10: SEGMENT REPORTING

The Company follows the provisions of ASC 280-10 Disclosures about Segments of an Enterprise and Related Information. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making operating decisions. As of March 31, 2021 and for the three months ended March 31, 2021, the Company operated in three segments. The segments are HUMBL Marketplace, HUMBL Pay, and HUMBL Financial. For the three months ended March 31, 2020, the Company operated in one segment.

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Three Months Ended March 31, 2021	HUMBL Pay	HUMBL Marketplace	HUMBL Financial	Total
Segmented operating revenues	$-	$154,104	$2,156	$156,260
Cost of revenues	-	104,743	-	104,743
Gross profit	-	49,361	2,156	51,517
Total operating expenses net of depreciation and amortization	841,719	365,875	254,960	1,462,554
Depreciation and amortization	-	-	-	-
Other (income) expense	12,912	7,748	5,165	25,825
Income (loss) from operations	$(854,631)	$(324,262)	$(257,969)	$(1,436,862)

Segmented assets as of March 31, 2021
Property and equipment, net	$-	$-	$-	$-
Intangible assets, net	$-	$-	$-	$-
Capital expenditures	$-	$-	$-	$-

NOTE 11: SUBSEQUENT EVENTS

The following is a list of events that have occurred between April 1, 2021 and May 16, 2021:

On April 14, 2021, the Company entered into a Convertible Promissory Note with Brighton Capital Partners, LLC (“BCP”) in the amount of $3,300,000, which includes a $300,000 Original Issue Discount (the “BCP Note”). The BCP Note bears interest at ten percent (10%) per annum and matures July 14, 2022. The BCP Note is convertible into shares of the Company’s common stock at $3.15 per share. As per the BCP Note, the Company shall have the right to prepay all or any portion of the outstanding balance. If the Company exercises its right to prepay this note, it will be at an amount of 115% of the balance being prepaid. The Company has reserved 4,500,000 shares of common stock for conversion of this note with the Company’s transfer agent. The BCP Note also contains a redemption right, where beginning on the earlier of the effective date of the to be filed Form S-1 Registration Statement and the twelve-month anniversary of the BCP Note, BCP may cause the Company to redeem all or any portion of the BCP Note.

On April 14, 2021, the Company and BCP entered into an Equity Financing Agreement (“EFA”), whereby, at the Company’s election, BCP shall invest up to $50,000,000 over the course of twelve months.

Under the terms of the EFA, the Company shall send written notice to BCP stating the amount of money they intend to sell to BCP in the form of common shares. The Company shall not be entitled to deliver another notice to BCP for a period of 10 days between notices. The Company will be limited to a dollar amount of no more than 250% of the average daily trading volume during the preceding 10 days of trading, but will be required to be above $10,000 and no greater than the lesser of $3,500,000 and 100% of the average daily trading volume of the previous 5 days, provided that the shares sold to BCP do not cause BCP to exceed 4.99% of the outstanding share capital of the Company. The purchase price of the put notice will be at 80% of the market price of the common shares. Under the terms of the EFA, the Company will be required to file a Registration Statement with respect to this agreement.

Between May 3 and May 6, 2021, the Company’s CEO converted 79,625,000 shares of common stock into 7,962 Series B Preferred shares. These shares are subject to a lock-up provision whereby the CEO has agreed not to convert these Series B shares to common for a period of two years.

On May 7, 2021, the Company formed two subsidiaries, Tickeri I Acquisition Corp. and Tickeri II Acquisition Corp., Delaware corporations. These entities were formed to effectuate the acquisition of Tickeri.

On May 7, 2021, the Company entered into a binding term sheet to acquire Monster Creative, LLC, (“Monster”) an advertising agency in the entertainment space. Monster will assist the Company in collaborating on creating multimedia NFTs and ticketing for clients in the sports, music, entertainment, fashion, gaming and photography fields. The purchase price for this acquisition is anticipated to be $8,500,000 in the form of the Company’s common stock, cash and a promissory note.

On May 13, 2021, the Company issued a convertible promissory note to an investor for $382,500 with an original issue discount of $7,500. In addition, the Company issued a warrant to the same investor to purchase up to 750,000 warrant shares with the convertible note.

On May 13, 2021, the Company issued a convertible promissory note to an investor for $420,750 with an original issue discount of $8,250. In addition, the Company issued a warrant to the same investor to purchase up to 825,000 warrant shares with the convertible note.

During the period April 1, 2021 through May 16, 2021, the Company was able to add 7,500 customers to HUMBL Financial, which is estimated to grow the revenues of that segment by $37,425 per month. In addition, the Company launched their mobile application on April 16, 2021 and has amassed over 35,000 downloads with over 30,000 active user accounts that contain a username and password, and over 13,000 merchant accounts.

Between the growth in revenues by fees generated by HUMBL Financial and through sales of merchandise in HUMBL Marketplace from April 1, 2021 through May 16, 2021, as well as from proceeds received from convertible notes and equity investments, the Company’s current cash position has grown to $4,538,337.

F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

HUMBL, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HUMBL, Inc. (the “Company”) as of December 31, 2020 and 2019 and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BF Borgers CPA PC

F-__

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

On December 3, 2020, we executed a plan of merger and securities exchange with HUMBL LLC., a Delaware limited liability company. Pursuant to the terms of the merger agreement, the members of HUMBL LLC exchanged their membership interests for 552,029 shares of the Company’s Series B preferred stock.

The following unaudited pro forma condensed financial information (“pro forma financial information”) has been prepared in accordance with Article 11 of SEC Regulation S-X, and combines the historical consolidated financial statements of Tesoro Enterprises, Inc. and HUMBL LLC. The historical financial information has been adjusted to reflect factually supportable items that are directly attributable to the transaction, and with respect to the statements of operations only, expected to have a continuing impact on consolidated results of operations. Specifically, the unaudited pro forma condensed combined statements of operations are presented as if the transaction had occurred on January 1, 2020.

This pro forma financial information should be read in conjunction with:

●	the accompanying notes to the pro forma financial information;

●	Tesoro Enterprises, Inc.’s balance sheet as of December 31, 2020 which reflects the merger with HUMBL LLC that occurred on December 3, 2020.

●	Tesoro Enterprises, Inc.’s historical financial statements and notes of HUMBL LLC for the years ended December 31, 2020, and 2019.

The pro forma financial information has been prepared for illustrative purposes only. The pro forma adjustments are based on estimates using information available at the time of this report. The pro forma financial information is not necessarily indicative of what the results of operations actually would have been had the transaction been completed at the dates indicated, and include pro forma adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The results of operations shown are not necessarily indicative of what the past results of operations of the combined company would have been nor indicative of results of operations of future periods. The pro forma financial information does not give consideration to the impact of possible revenue enhancements, synergies, expense efficiencies, strategy modifications, asset dispositions or other actions that may result from the transaction.

F-__

HUMBL, Inc.

Unaudited Prof Forma Condensed Statement of Operations

For the year ended December 31, 2020

	HUMBL, Inc.			Pro Forma Adjustments Acquisition		Notes

Revenues		$-			-

Operating Expenses:
Direct cost of revenues		-
Selling, general and administrative
Amortization of intangible assets
Total Operating Expenses

Loss From Operations

Other (Income) Expense
Interest
Financing costs
Amortization of debt discount
Gain on extinguishment of derivative liability
Change in value of derivative liability
Gain on cancellation of debt					-		)
Other (income) loss		-)			-		)
Total Other (Income) Expense			)		-

Net Loss	$			$			)

Net loss
-Basic and diluted

Weighted average common shares outstanding
-Basic and diluted

F-__

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

1. Basis of Presentation

2. Pro Forma and Acquisition Accounting Adjustments

(a) To reflect the amortization of acquired intangible assets related to the acquisition of Apex Holdings, Inc.

F-__

OUTSIDE BACK COVER OF PROSPECTUS

We have not authorized any dealer, salesperson or any other person to give any information or to represent anything other than those contained in this prospectus in connection with the offer contained herein, and, if given or made, you should not rely upon such information or representations as having been authorized by HUMBL, Inc. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this prospectus at any time does not imply that the information herein is correct as of any time after the date of this prospectus.

DEALER PROSPECTUS DELIVERY REQUIREMENT

Until _______________, 2021 [90 days from the date of this prospectus], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

HUMBL, INC.

_______ Shares

Common Stock

PROSPECTUS

_______ ___, 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. None of the following expenses are payable by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$	*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
TOTAL	$	*

*To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware General Corporation Law (“DGCL”) Section 145 provide us with the power to indemnify any of our directors, officers, employees and agents. The person entitled to indemnification must have conducted himself in good faith, and must reasonably believe that his conduct was in, or not opposed to, our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe that his conduct was unlawful.

Under DGCL section 145, advances for expenses may be made by agreement if the director or officer affirms in writing that he has met the standards for indemnification and will personally repay the expenses if it is determined that such officer or director did not meet those standards.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been a director or officer of the Company. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. No advance will be made by the Company to a party if it is determined that the party acting in bad faith. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Our Corporate Bylaws at Article IX, provide that the Corporation has accepted a provision indemnifying to the full extent permitted by the law, thereby eliminating or limiting the personal liability of directors, officers, employees or corporate agents for damages for breach of fiduciary duty as a director or officer, but such provision must not eliminate or limit the liability of a director or officer for (a) acts or omissions involving willful misconduct, gross negligence, fraud, or knowing violation of law; or (b) the payments of distributions in violation of Delaware General Corporation Law.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO OUR DIRECTORS, OFFICERS AND CONTROLLING PERSONS PURSUANT TO THE FORGOING PROVISIONS OR OTHERWISE, WE HAVE BEEN ADVISED THAT, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THAT ACT AND IS, THEREFORE, UNENFORCEABLE.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since December 31, 2017, we have issued the following unregistered securities:

Common Stock and Convertible Note Issuances

On December 23, 2020, we issued two convertible notes, one to Kevin Levine and the other to Judith Levine, each in the principal amount of $112,500 convertible into shares of our common stock at $0.60 per share.

On April 14, 2021, we issued a convertible note to Brighton Capital Partners, LLC in the amount of $3,300,000. The note is convertible into shares of our common stock at $3.15 per share.

On May 13, 2021, we issued a convertible note to Next Generation Wealth Management LLC in the amount of $382,500. The note is convertible into shares of our common stock at $1.00 per share. On June 24, 2021, the note was split into two separate notes and assigned to The Strider Lir Trust and Scottish Isles Investing, LLC.

On May 13, 2021, we issued a convertible note to Maize and Gray, LLC in the amount of $402,750. The note is convertible into shares of our common stock at $1.00 per share.

On May 19, 2021, we issued a convertible note to KWP 50, LLC in the amount of $497,250.00. The note is convertible into shares of our common stock at $1.00 per share.

On May 19, 2021, we issued a convertible note to North Falls Investments, L.P. in the amount of $153,000. The note is convertible into shares of our common stock at $1.00 per share.

On May 19, 2021, we issued a convertible note to CMP76, LLC in the amount of $76,500. The note is convertible into shares of our common stock at $1.00 per share.

On June 21, 2021, we issued a convertible note to Infinity Blocks Investments, LLC in the amount of $382,500. The note is convertible into shares of our common stock at $1.00 per share.

On June 21, 2021, we issued a convertible note to Murtaugh Group LLC in the amount of $382,500. The note is convertible into shares of our common stock at $1.00 per share.

Securities Issued in Connection with Acquisitions

On February 26, 2021, we issued 552,029 shares of our Series B preferred stock to the former members of HUMBL LLC in connection with the merger of Tesoro Enterprises, Inc. and HUMBL LLC.

Warrants Issued

On December 4, 2020 we issued a warrant to purchase 125,000,000 post-split shares of our common stock to Forwardly, Inc., at an exercise price of $0.20 per share that is exercisable for two years from the date of issuance.

On December 4, 2020 we issued a warrant to purchase 125,000,000 post-split shares of our common stock to Forwardly, Inc., at an exercise price of $0.20 per share that is exercisable for two years from the date of issuance.

On December 23, 2020, we issued a warrant to purchase 12,500,000 post-split shares of our common stock to Tuigamala Group Pty Ltd (“Tuigamala Group”), at an exercise price of $1.00 per share that is exercisable for one year from the date of issuance. On May 10, 2021, the Tuigamala Group assigned the warrant to Archumbl Pty Ltd (“Archumbl”). On May 17, 2021, HUMBL and Archumbl amended the warrant to make the warrant exercisable for two years from the date of issuance.

On December 23, 2020, each of Kevin Levine and Judith Levine was issued a warrant to purchase 112,500 shares of our common stock at an exercise price of $1.00 per share that is exercisable for two years.

On May 13, 2021, we issued a warrant to purchase 750,000 post-split shares of our common stock to Next Generation Wealth Management LLC, at an exercise price of $1.00 per share that is exercisable for two years from the date of issuance. On June 24, 2021, the warrant was split into two and assigned to The Strider Lir Trust and Scottish Isles Investing, LLC.

On May 13, 2021, we issued a warrant to purchase 825,000 post-split shares of our common stock to Maize and Gray, LLC at an exercise price of $1.00 per share that is exercisable for two years from the date of issuance.

On May 19, 2021, we issued a warrant to purchase 975,000 post-split shares of our common stock to KWP 50, LLC at an exercise price of $1.00 per share that is exercisable for two years from the date of issuance.

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On May 19, 2021, we issued a warrant to purchase 300,000 post-split shares of our common stock to North Falls Investments, L.P. at an exercise price of $1.00 per share that is exercisable for two years from the date of issuance.

On May 19, 2021, we issued a warrant to purchase 150,000 post-split shares of our common stock to CMP76, LLC at an exercise price of $1.00 per share that is exercisable for two years from the date of issuance.

On June 21, 2021, we issued a warrant to purchase 750,000 post-split shares of our common stock to Infinity Block Investments, LLC at an exercise price of $1.00 per share that is exercisable for two years from the date of issuance.

On June 21, 2021, we issued a warrant to purchase 750,000 post-split shares of our common stock to Murtaugh Group, LLC at an exercise price of $1.00 per share that is exercisable for two years from the date of issuance

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iii) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(i) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit No.	Description
2.1	Plan of Merger and Securities Exchange Agreement, dated as of December 2, 2020, by and between Tesoro Enterprises, Inc. and HUMBL LLC.

2.2	Certificate of Merger of Tesoro Enterprises, Inc. and HUMBL LLC dated December 3, 2020

3.1	Certificate of Incorporation of HUMBL, Inc.

3.2	Amendment to Certificate of Incorporation of HUMBL, Inc.

3.3	Bylaws of HUMBL, Inc.

5.1*	Opinion of Culhane Meadows PLLC

10.1	Stock Purchase Agreement dated November 4, 2020 among Tesoro Enterprises, Inc., Henry J. Boucher and Brian Foote.

10.2	Warrant dated December 4, 2020 issued to Forwardly, Inc.

10.3	Warrant dated December 4, 2020 issued to Charger Corporation

10.4	Convertible Promissory Note dated December 23, 2020 issued to Kevin Levine

10.5	Warrant dated December 23, 2020 issued to Kevin Levine

10.6	Convertible Promissory Note dated December 23, 2020 Issued to Judith Levine

10.7	Warrant dated December 23, 2020 issued to Judith Levine

10.8	Warrant dated December 23, 2020 issued to Tuigamala Pty Ltd and subsequently assigned to Archumbl Pty Ltd

10.9	Securities Purchase Agreement dated March 15, 2021 between HUMBL, Inc. and HUMBL CL SpA

10.10	Securities Purchase Agreement dated April 14, 2021 between HUMBL, Inc. and Brighton Capital Partners, LLC

10.11	Convertible Promissory Note dated April 14, 2021 issued to Brighton Capital Partners, LLC

10.12	Equity Financing Agreement dated April 14, 2021 between HUMBL, Inc. and Brighton Capital Partners, LLC

10.13	Registration Rights Agreement dated April 14, 2021 between HUMBL, Inc. and Brighton Capital Partners, LLC

10.14	Convertible Promissory Note with an original issuance date of May 13, 2021 issued to The Strider Lir Trust

10.15	Warrant with an original issuance date of May 13, 2021 issued to The Strider Lir Trust

10.16	Convertible Promissory Note with an original issuance date of May 13, 2021 issued to Scottish Isles Investing, LLC

10.17	Warrant with an original issuance date of May 13, 2021 issued to Scottish Isle Investing, LLC

10.18	Convertible Promissory Note dated May 13, 2021 issued to Maize and Gray, LLC

10.19	Warrant dated May 13, 2021 issued to Maize and Gray, LLC

10.20	Convertible Promissory Note issued on May 17, 2021 to Archura Capital Pty Ltd

10.21	Convertible Promissory Note dated May 19, 2021 issued to KWP50, LLC

10.22	Warrant dated May 19, 2021 issued to KWP50, LLC

10.23	Convertible Promissory Note dated May 19, 2021 issued to North Falls Investments, L.P.

10.24	Warrant dated May 19, 2021 issued to North Falls Investments, L.P.

10.25	Convertible Promissory Note dated May 19, 2021 issued to CMP76, LLC

10.26	Warrant dated May 19, 2021 issued to CMP76, LLC

10.27	Agreement and Plan of Merger dated June 3, 2021 among HUMBL, Inc., Tickeri, Inc., Tickeri I Acquisition Corp., Tickeri II Acquisition Corp., Javier Gonzalez and Juan Luis Gonzalez

10.28	Secured Promissory Note dated June 3, 2021 issued to Juan Luis Gonzalez

10.29	Secured Promissory Note dated June 3, 2021 issued to Javier Gonzalez

10.30	Stock Pledge Agreement dated June 3, 2021 among HUMBL, Inc., Javier Gonzalez and Juan Luis Gonzalez.

10.31	Employment Agreement dated June 3, 2021 between Tickeri, Inc. and Juan Luis Gonzalez

10.32	Employment Agreement dated June 3, 2021 between HUMBL, Inc. and Javier Gonzalez

10.33	Convertible Promissory Note dated June 21, 2021 issued to Infinity Block Investments, LLC

10.34	Warrant dated June 21, 2021 issued to Infinity Block Investments, LLC

10.35	Convertible Promissory Note dated June 21, 2021 issued to Murtaugh Group, LLC

10.36	Warrant dated June 21, 2021 issued to Murtaugh Group, LLC

10.37	Warrant dated May 21, 2021 issued to Athletes First, LLC

10.38	Membership Interest Purchase Agreement dated June 30, 2021 among HUMBL, Inc., Phantom Power, LLC and Kevin Childress

10.39	Convertible Promissory Note dated June 30, 2021 issued to Phantom Power, LLC

10.40	Convertible Promissory Note dated June 30, 2021 issued to Kevin Childress

10.41	Promissory Note dated June 30, 2021 issued to Phantom Power, LLC

10.42	Promissory Note dated June 30, 2021 issued to Kevin Childress

10.43	Employment Agreement dated June 30, 2021 between HUMBL, Inc. and Doug Brandt

10.44	Employment Agreement dated June 30, 2021 between HUMBL, Inc. and Kevin Childress

10.45	Employment Agreement dated July 13, 2021 between HUMBL, Inc. and Brian Foote

10.46	Employment Agreement dated July 13, 2021 between HUMBL, Inc. and Jeffrey Hinshaw

10.47	Employment Agreement dated July 13, 2021 between HUMBL, Inc. and Michele Rivera

10.48	Employment Agreement dated July 13, 2021 between HUMBL, Inc. and Karen Garcia

10.49	Development Services Agreement dated July 29, 2021 between HUMBL, Inc. and Red Rock Development Group, LLC

21.1	Subsidiaries of HUMBL, Inc.

23.1	Consent of B.F. Borgers CPA PC regarding HUMBL, Inc.

23.2*	Consent of Culhane Meadows PLLC (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page to this Registration Statement)

* To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on the 29th day of July, 2021.

HUMBL, INC.

By:	/s/ Brian Foote
Name:	Brian Foote
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian Foote as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian Foote	President, CEO (principal executive officer)	July 29, 2021
Brian Foote	and Director

/s/ Jeffrey Hinshaw	COO, CFO (principal financial officer)	July 29, 2021
and Director

/s/ Michele Rivera	Vice President, Global Partnerships	July 29, 2021
and Director

*/s/ Brian Foote	As Attorney-In-Fact*	July 29, 2021
Brian Foote

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